Exhibit 99.3

Deloitte Touche Tohmatsu
ABN 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia
DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

AUDITORS’ REPORT TO THE MEMBERS OF BABCOCK & BROWN INFRASTRUCTURE LIMITED

We have audited the accompanying financial report of Babcock & Brown Infrastructure Limited, which comprises the balance sheets as at June 30, 2009 and 2008, and the income statements, cash flow statements, statements of recognised income and expenses for the years then ended, and a summary of significant accounting policies and other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the years’ end or from time to time during the financial years.

The financial report is to be included in the Prospectus of Brookfield Infrastructure Partners L.P with respect to the offering of Limited Partnership Units of BIP.

The financial report has been approved by the Board of Directors. The maintenance of the books and records and the preparation of the financial report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial report based on our audit. The financial report has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001. Compliance with Australian Accounting Standards ensures that the financial report, comprising the financial report and notes, complies with International Financial Reporting Standards (IFRS).

We conducted our audit in accordance with Australian Auditing Standards as well as in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial report is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion:

a)	the financial report of Babcock & Brown Infrastructure Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the company’s and consolidated entity’s financial position as at June 30, 2009 and 2008 and of their performance for the years then ended; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b)	the financial report also complies with International Financial Reporting Standards.

Liability limited by a scheme approved under Professional Standards Legislation.

© Deloitte Touche Tohmatsu, October 2009.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the financial report which shows that, as at June 30, 2009, the consolidated entity’s current liabilities exceeded its current assets by $426.5 million, excluding those assets and liabilities that are classified as held for sale. This condition, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty which may cast significant doubt upon the ability of the consolidated entity and the company to continue as going concerns and whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

DELOITTE TOUCHE TOHMATSU

JM Stanley

Partner

Chartered Accountants

21 October 2009

Liability limited by a scheme approved under Professional Standards Legislation.

© Deloitte Touche Tohmatsu, October 2009.

Deloitte Touche Tohmatsu
ABN 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia
DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

AUDITORS’ REPORT ON CANADIAN GENERALLY ACCEPTED AUDITING STANDARDS

With respect to our opinion dated September 16, 2009 on the financial report of Babcock & Brown Infrastructure Limited, we confirm the following:

i.

Except for the inclusion of the explanatory paragraph concerning the ability of Babcock & Brown Infrastructure Limited to continue as a going concern, no material differences were identified in the form and content of the auditors’ report prepared under International Standards on Auditing as compared to Canadian generally accepted auditing standards. Under Canadian generally accepted auditing standards, references to going concern uncertainties are not made in an audit report when the going concern uncertainties are presented fairly in accordance with generally accepted accounting principles, and the financial statements explicitly draw the reader’s attention to the possibility that the company may be unable to continue realizing its assets and discharging its liabilities in the normal course of business.

ii.	An auditors’ report prepared in accordance with Canadian generally accepted auditing standards would not contain a reservation.

DELOITTE TOUCHE TOHMATSU

JM Stanley

Partner

Chartered Accountants

21 October 2009

Liability limited by a scheme approved under Professional Standards Legislation.

© Deloitte Touche Tohmatsu, October 2009.

INDEPENDENT AUDIT REPORT

to the members of Babcock & Brown Infrastructure Limited

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia
DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor’s Report to the members of Babcock & Brown Infrastructure Limited

We have audited the accompanying financial report of Babcock & Brown Infrastructure Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, cash flow statement and statement of recognised income and expense for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year as set out on pages 42 to 115.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of

Deloitte Touche Tohmatsu

Liability limited by a scheme approved under Professional Standards Legislation.

INDEPENDENT AUDIT REPORT

to the members of Babcock & Brown Infrastructure Limited

Auditor’s Independence Declaration

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s Opinion

In our opinion:

(a)	the financial report of Babcock & Brown Infrastructure Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the financial report which shows that, as at 30 June 2009, the consolidated entity’s current liabilities exceeded its current assets by $426.5 million, excluding those assets and liabilities that are classified as held for sale. This condition, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty which may cast significant doubt about the ability of the consolidated entity and the company to continue as going concerns and whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Report on the Remuneration Report

We have audited the Remuneration Report included on pages 28 to 37 of the directors’ report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Babcock & Brown Infrastructure Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

DELOITTE TOUCHE TOHMATSU

JA Leotta

Partner

Chartered Accountants

Sydney, 16 September 2009

DIRECTORS’ DECLARATION

The Directors of Babcock & Brown Infrastructure Limited declare that:

(a)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b)

in the Directors’ opinion, the attached Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with Accounting Standards and giving a true and fair view of the financial position and performance of the Company and the consolidated entity; and

(c)	the Directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the Directors

Hon. Dr D J Hamill
Director

Sydney, 16 September 2009

BABCOCK & BROWN INFRASTRUCTURE LIMITED

INCOME STATEMENT

for the Financial Year ended 30 June 2009

	Note	Consolidated		Company
		2009 $’000	2008 $’000	2009 $’000	2008 $’000
Revenue	3	1,371,464	1,156,151	154,371	114,323
Other income	5	36,162	49,029	30	—

Total income		1,407,626	1,205,180	154,401	114,323

Share of profits from associates and jointly controlled entities accounted for using the equity method		9,005	6,765	—	—
Employee benefits expense		(179,662)	(172,082)	(313)	(178)
Transmission and direct costs		(438,744)	(402,476)	—	—
Depreciation, amortisation and impairment expense	5	(873,198)	(149,219)	(966,273)	—
Finance costs	4	(561,561)	(388,761)	(75,737)	(92,008)
Net hedge (expense)/gain	4	(153,948)	20,340	—	—
Operating and management charges		(176,190)	(97,235)	(11,183)	(27,019)
Other (expenses)/income		(37,801)	(62,800)	30,998	(20,405)

Total expense		(2,412,099)	(1,245,468)	(1,022,508)	(139,610)

Loss before income tax (expense)/benefit		(1,004,473)	(40,288)	(868,107)	(25,287)

Income tax benefit/(expense)	6	157,165	13,330	(36,531)	(34,586)

Loss from continuing operations		(847,308)	(26,958)	(904,638)	(59,873)

Loss from discontinued operations	37	(129,822)	(17,484)	—	—

Loss for the year		(977,130)	(44,442)	(904,638)	(59,873)

Attributable to:
Equity holders of the parent entity		(953,899)	(39,092)	(904,638)	(59,873)
Minority interest		(23,231)	(5,350)	—	—

		(977,130)	(44,442)	(904,638)	(59,873)

Loss per security:
Basic and diluted (cents per security)	29	(40.69)	(2.01)
Loss per security from continuing operations:
Basic and diluted (cents per security)	29	(35.29)	(1.22)

Notes to the Financial Statements are included on pages F-69 to F-167.

BABCOCK & BROWN INFRASTRUCTURE LIMITED

BALANCE SHEET

as at 30 June 2009

		Consolidated		Company
	Note	2009 $’000	2008 $’000	2009 $’000	2008 $’000
CURRENT ASSETS
Cash and cash equivalents	41	257,873	300,250	52,366	2,975
Trade and other receivables	8	172,991	484,665	840	2,821
Other financial assets	9	67,573	106,460	70,639	85,256
Inventories	10	18,687	24,838	—	—
Current tax receivables	6	10,356	11,444	—	—
Other	11	16,590	33,989	464	27
Non-current assets classified as held for sale	37	2,223,734	—	—	—

Total current assets		2,767,804	961,646	124,309	91,079

NON-CURRENT ASSETS
Trade and other receivables	8	9,440	25,728	—	—
Other financial assets	9	705,712	616,668	2,379,490	3,137,242
Cash held on restricted deposit	12	104,316	177,438	—	5,000
Investments accounted for using the equity method	13	650,509	778,042	—	—
Property, plant and equipment	14	3,876,533	5,637,597	—	—
Investment property	15	174,672	165,228	—	—
Goodwill	16	378,563	1,369,777	—	—
Other intangible assets	17	3,045,531	3,753,082	—	—
Deferred tax assets	6	735,598	696,885	82,106	63,790
Other	11	63,984	63,834	—	—

Total non-current assets		9,744,858	13,284,279	2,461,596	3,206,032

Total assets		12,512,662	14,245,925	2,585,905	3,297,111

CURRENT LIABILITIES
Trade and other payables	19	332,189	574,712	211,967	513,081
Borrowings	20	493,760	623,672	—	—
Other financial liabilities	21	117,116	63,876	—	—
Current tax payables	6	1,377	14,107	—	—
Provisions	22	16,249	38,408	—	—
Other	23	9,865	93,766	—	—
Liabilities directly associated with non-current assets classified as held for sale	37	1,907,155	—	—	—

Total current liabilities		2,877,711	1,408,541	211,967	513,081

NON-CURRENT LIABILITIES
Trade and other payables	19	3,290	4,340	2,134,394	1,640,399
Borrowings	20	6,485,945	8,074,567	—	—
Other financial liabilities	21	207,334	121,791	—	—
Deferred tax liabilities	6	945,399	1,404,083	11,314	13,012
Provisions	22	67,513	68,711	—	—
Other	23	205,097	203,617	—	—

Total non-current liabilities		7,914,578	9,877,109	2,145,708	1,653,411

Total liabilities		10,792,289	11,285,650	2,357,675	2,166,492

Net assets		1,720,373	2,960,275	228,230	1,130,619

EQUITY
Issued capital	26	2,811,318	2,790,483	44,051	41,802
Reserves	27	(157,610)	(14,364)	1,108,757	1,108,757
Retained earnings	28	(999,366)	13,926	(924,578)	(19,940)
Amounts recognised directly in equity relating to non-current assets classified as held for sale		(36,810)	—	—	—

Parent entity interest		1,617,532	2,790,045	228,230	1,130,619

Minority interest		102,841	170,230	—	—

Total equity		1,720,373	2,960,275	228,230	1,130,619

Notes to the Financial Statements are included on pages F-69 to F-167.

BABCOCK & BROWN INFRASTRUCTURE LIMITED

STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the Financial Year ended 30 June 2009

	Note	Consolidated		Company
		2009 $’000	2008 $’000	2009 $’000	2008 $’000
Translation of foreign operations:
Exchange gain/(loss) taken to equity	27	34,204	(91,326)	—	—
Cash flow hedges:
(Loss)/gain taken to equity	27	(217,998)	14,276	—	—
Share of reserves from associates	27	(9,603)	(5,481)	—	—
Reversal of amortisation on fair value adjustment	27	—	1,987	—	—
Gain recognised on disposal of subsidiary	27	15,403	—	—	—
Transferred to profit or loss	27	(47,555)	(4,334)	—	—
Income tax on items taken directly to or transferred from equity	27	73,043	(47)	—	—

Net expense recognised directly in equity		(152,506)	(84,925)	—	—

Loss for the year		(977,130)	(44,442)	(904,638)	(59,873)

Total recognised income and expense for the year		(1,129,636)	(129,367)	(904,638)	(59,873)

Attributable to:
Equity holders of the parent		(1,099,098)	(126,996)	(904,638)	(59,873)
Minority interest		(30,538)	(2,371)	—	—

		(1,129,636)	(129,367)	(904,638)	(59,873)

Notes to the Financial Statements are included on pages F-69 to F-167.

BABCOCK & BROWN INFRASTRUCTURE LIMITED

CASH FLOW STATEMENT

for the Financial Year ended 30 June 2009

	Note	Consolidated		Company
		2009 $’000	2008 $’000	2009 $’000	2008 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,819,626	2,520,909	30	—
Payments to suppliers and employees		(2,079,126)	(1,748,522)	(16,123)	(21,341)
Interest received		142,560	51,913	933	8,504
Interest and other costs of finance paid		(632,182)	(481,291)	(27)	(386)
Income tax (paid)/refunded		(19,084)	(13,675)	1,053	—

Net cash provided by/(used in) operating activities	41(G)	231,794	329,334	(14,134)	(13,223)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for property, plant & equipment and intangible assets		(681,286)	(957,607)	—	—
Proceeds from sale of property, plant & equipment		6,992	24,246	—	—
Proceeds from deposits		61,045	—	5,000	—
Payment for deposits		(36,201)	(142,240)	—	(56,176)
Proceeds from sale of businesses	41(C)	415,882	47,255	—	—
Return of capital from equity accounted investments		44,560	9,857	—	—
Proceeds from related party		—	291,816	—	200,000
(Loans to)/loans repaid by related party		—	(35,000)	81,663	(214,408)
Payments for investments		(1,453)	(401,531)	—	—
Proceeds from sale of investments		—	4,244	—	—
Payments for businesses	41(B)	(185,420)	(1,117,969)	—	—
Dividends received from associates		24,877	21,880	—	—
Loans to associates		—	(486,887)	—	—

Net cash (used in)/provided by investing activities		(351,004)	(2,741,936)	86,663	(70,584)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to Stapled Securityholders		(59,393)	(300,606)	—	—
Dividends paid to minority interests		(6,198)	(5,163)	—	—
Proceeds from issue of securities		—	80,050	—	10,594
Proceeds from borrowings		1,319,313	3,403,398	—	—
Repayment of borrowings		(1,067,545)	(669,486)	—	—

Net cash provided by financing activities		186,177	2,508,193	—	10,594

Net increase/(decrease) in cash and cash equivalents		66,967	95,591	72,529	(73,213)

Cash and cash equivalents at the beginning of the Financial Year		298,479	225,624	2,975	86,314

Effects of exchange rate changes on the balance of cash held in foreign currencies		(21,412)	(22,736)	(23,138)	(10,126)

Cash and cash equivalents at the end of the Financial Year	41(A)	344,034	298,479	52,366	2,975

Notes to the Financial Statements are included on pages F-69 to F-167.

BABCOCK & BROWN INFRASTRUCTURE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2009

Note	Contents
1	Significant accounting policies
2	Critical accounting judgements and key sources of estimation uncertainty
3	Revenue
4	Finance costs
5	Loss for the year
6	Income taxes
7	Remuneration of auditors
8	Trade and other receivables
9	Other financial assets
10	Inventories
11	Other assets
12	Cash held on restricted deposit
13	Investments accounted for using the equity method
14	Property, plant and equipment
15	Investment property
16	Goodwill
17	Other intangible assets
18	Assets pledged as security
19	Trade and other payables
20	Borrowings
21	Other financial liabilities
22	Provisions
23	Other liabilities
24	Defined benefit superannuation plans
25	Capitalised borrowing costs
26	Issued capital
27	Reserves
28	Retained earnings
29	Loss per security
30	Distributions
31	Commitments for expenditure
32	Contingent liabilities and contingent assets
33	Leases
34	Subsidiaries
35	Acquisition of businesses
36	Segment information
37	Discontinued operations
38	Key management personnel remuneration
39	Related party disclosures
40	Subsequent events
41	Notes to the cash flow statement
42	Financial instruments
43	Additional Company information

1.	SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The Financial Report is a General Purpose Financial Report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law.

The Financial Report includes the separate Financial Statements of the Company and the consolidated Financial Statements of the Group.

Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Financial Statements and notes of the Company and the Group comply with International Financial Reporting Standards (A-IFRS).

The Financial Statements were authorised for issue by the Directors on 16 September 2009.

BASIS OF PREPARATION

The Financial Report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Financial Report are rounded off to the nearest thousand dollars, unless otherwise indicated.

CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Refer to Note 2 for a discussion of critical judgements in applying the Group’s accounting policies, and key sources of estimation or uncertainty.

STAPLED SECURITY

The shares of Babcock & Brown Infrastructure Limited and the units in Babcock & Brown Infrastructure Trust (the Trust) are combined and issued as Stapled Securities in the Babcock & Brown Infrastructure Group (Babcock & Brown Infrastructure or the Group). The shares in the Company and the units of the Trust cannot be traded separately and can only be traded as Stapled Securities.

The Group consists of the consolidated Financial Statements of Babcock & Brown Infrastructure Limited and its controlled entities and Babcock & Brown Infrastructure Trust and its controlled entities.

GROUP FORMATION AND TERMINATION

On 29 April 2002, the Company was incorporated and the Trust formed. On 18 June 2002, the units of the Trust and the shares of the Company were stapled (the Stapled Securities). On this date the Stapled Securities were issued to the public through an Initial Public Offering and were listed on the Australian Securities Exchange on 24 June 2002.

The shares in the Company and the units of the Trust will remain stapled from 18 June 2002 until the earlier of the Company ceasing to exist or being wound up, or the Trust being dissolved in accordance with the provisions of the Trust Constitution.

CURRENT ASSET DEFICIENCY

The Group has net current liabilities as at 30 June 2009 of $426.5 million excluding those assets and liabilities that are classified as held for sale within current assets and current liabilities. In addition, there was an acquisition obligation valued at €75.0 million ($130.4 million) which was subsequently partially cash settled (€46.5 million) after year end, with the balance of the obligation deferred with a three-year term.

The net current liability position is impacted by the inclusion of debt totalling $93.9 million (NZ$116.7 million), which has been classified as current but is not required to be cash settled within the next twelve months. This liability relates to BBI Networks (New Zealand) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS). The SPARCS are able, at the election of BBI Networks (New Zealand) Limited, to be converted into either Babcock & Brown Infrastructure Stapled Securities or settled via cash at the next reset date of 17 November 2009. The decision as to whether they convert into Stapled Securities or cash is at the absolute discretion of BBI Networks (New Zealand) Limited.

Included within other financial liabilities is a deposit from an external party of $60.9 million for the Euroports transaction. This liability was subsequently settled as part of the Euroports sale as disclosed in Note 40.

The other components that are impacting the net current liability position are the holdco debt at PD Ports and the GBP denominated corporate debt facility as follows:

•

PD Ports has £100.0 million ($205.3 million) in term facilities that have been rolled to 30 October 2009. These were originally due for repayment in July 2009, but were rolled for a further three months. Further information in relation to this debt is disclosed in Note 20.

•

BBI Finance (UK) Limited, which is part of the corporate facility entered into by Babcock & Brown Infrastructure Limited, has a £82.2 million ($168.7 million) facility due to be repaid on 9 February 2010. Further information is relation to this debt is disclosed in Note 20.

The Financial Report is prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement or refinancing of liabilities in the ordinary course of business which includes potential asset sales, raising of additional capital or refinance of certain loans. This assumption is based on cash flow projections which include the use of proceeds from either sale of assets, raising of additional capital or the refinancing of certain loans.

Subsequent to year end, the Group announced that it is engaged in a comprehensive equity recapitalisation transaction combined with sales of certain assets. The Group is in active dialogue with a potential cornerstone investor as part of this potential recapitalisation (further details of this proposal are disclosed in Note 40).

The Directors regularly monitor and review the debt facilities, the servicing of such debt and forecast cash flows. After taking into consideration these factors, together with potential asset sales, capital raising initiatives and refinancing of debt, the Directors are of the opinion that the Financial Report is correctly prepared on a going concern basis.

Should the Group not be able to sell certain assets, raise additional capital or refinance certain loans, or complete the potential recapitalisation noted above, there is significant uncertainty as to the ability of the Group and the Company to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the ordinary course of business and at amounts stated in the Financial Report.

No adjustments have been made to the Financial Report relating to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities that might be necessary should the Group and the Company not continue as going concerns.

ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

In the current year, the Company and the Group have adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to their operations and effective for the current annual reporting period. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group’s accounting policies in the following areas that have affected the amounts reported for the current and prior years:

•	AASB Interpretation 12 ‘Service Concession Arrangements’

The impact of these changes in accounting policies is discussed in detail later in this note. The impact on earnings per security is disclosed in Note 1(ab).

(a) Consolidated Accounts

Interpretation 1013 ‘Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements’ requires one of the stapled entities of an existing stapled structure to be identified as the parent entity for the purpose of preparing consolidated financial reports. In accordance with this requirement, Babcock & Brown Infrastructure Limited has been identified as the parent entity of the consolidated Group comprising Babcock & Brown Infrastructure Limited and its controlled entities and Babcock & Brown Infrastructure Trust and its controlled entities.

The Financial Statements of the consolidated Group should be read in conjunction with the publicly available separate Financial Statements of Babcock & Brown Infrastructure Trust for the year ended 30 June 2009.

(b) Principles of Consolidation

(i) Subsidiaries

The consolidated Financial Statements incorporate the assets and liabilities of all subsidiaries of the Babcock & Brown Infrastructure Group as at 30 June 2009 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) controlled by the Company and the Trust (its subsidiaries) (referred to as ‘the Group’ in these Financial Statements). Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (Note 1(c)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that is recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries are amended where required to ensure consistency with the policies of the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated Income Statement and Balance Sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual Financial Statements of the Company.

(ii) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these Financial Statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments.

Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of the acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognised immediately in profit or loss. Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

(iii) Joint ventures

Jointly controlled assets

The proportionate interests in the assets, liabilities, income and expenses of a joint venture activity have been incorporated in the Financial Statements under the appropriate headings.

Jointly controlled entities

Interests in jointly controlled entities in which the Group is a venturer (and so has joint control) are accounted for under the equity method in the consolidated Financial Statements and the cost method in the Company Financial Statements.

Investments in jointly controlled entities where the Group is an investor but does not have joint control over that entity are accounted for as an available-for-sale financial asset or, if the Group has significant influence, by using the equity method.

(c) Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of the exchange.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 ‘Business Combinations’ are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

(d) Property, Plant and Equipment

Land and buildings, plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight-line basis and diminishing value so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognised on a prospective basis.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

The following estimated useful lives are used in the calculation of depreciation:

• Buildings (straight-line)	25 to 100 years
• Buildings (diminishing value)	50 years
• Leasehold improvements	six to 49 years
• Plant and equipment	three to 25 years
• Network systems	10 to 65 years
• Track lease premium	43 years

Lease premiums represent the initial amount paid for access to the rail infrastructure assets in Western Australia. These premiums are being amortised over the period of the leases to which they relate, being 43 years.

Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

(e) Intangible Assets

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Concession arrangements acquired as part of a business combination are recognised at their fair value. These intangible assets relate to the right to control and use a specific port for a contractual length of time. These concession arrangements are amortised over the life of the contractual arrangement.

The conservancy right was acquired as part of the acquisition of PD Ports, and as such, was recorded at its fair value. The right is not amortised as it is a right in perpetuity issued by the Statutory Harbour Authority in the UK.

(f) Impairment of Long-lived Assets Excluding Goodwill

At each reporting date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

Held for sale assets

Assets that are classified as held for sale are recorded at fair value less costs to sell.

(g) Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at date of acquisition.

Goodwill is subsequently measured at its cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the business combination. Cash-generating units or groups of cash-generating units to which goodwill has been allocated are tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

If the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount of the cash-generating unit (or group of cash-generating units), the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of cash-generating units) and then to the other assets of the cash-generating units pro-rata on the basis of the carrying amount of each asset in the cash-generating unit (or groups of cash-generating units). An impairment loss recognised for goodwill is recognised immediately in profit or loss and is not reversed in a subsequent period.

On disposal of an operation within a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal of the operation.

(h) Cash and Cash Equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(i) Inventories

Inventories, including raw materials and stores, are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale.

(j) Non-current Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view of resale. The results of discontinued operations are presented separately on the face of the income statement.

(k) Financial Assets

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Subsequent to initial recognition, investments in subsidiaries are measured at cost in the Company Financial Statements. Subsequent to initial recognition, investments in associates are accounted for under the equity method in the consolidated Financial Statements and the cost method in the Company Financial Statements. Further information regarding equity accounted investments is detailed in Note 1(b).

Where applicable, other financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’, ‘held-to-maturity’ investments, ‘available-for-sale’ financial assets, and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset or, where appropriate, a shorter period.

Income is recognised on an effective interest rate basis for debt instruments other than those financial assets ‘at fair value through profit or loss’.

Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss where the financial asset:

•	has been acquired principally for the purpose of selling in the near future;

•	is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit taking; or

•	is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 1(s).

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortised cost using the effective interest method less impairment.

Interest income is recognised by applying the effective interest rate.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset the estimated future cash flows of the investment have been impacted.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of financial assets including uncollectible trade receivables is reduced by the impairment loss through the use of an allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all this risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay.

(l) Investment Property

Investment property, which is property held to earn rental yields and/or capital appreciation, is measured initially at its cost, including transaction costs. Subsequent to initial recognition, investment property is measured at fair value, based on active market prices. These valuations are reviewed annually by a qualified property valuer. Gains and losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

(m) Leased Assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Group as lessee

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s general policy on borrowing costs. Refer to Note 1(p).

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Group as lessor

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(n) Trade and Other Payables

Trade and other payables are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

(o) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

After initial recognition for those interest bearing borrowings where fair value hedge accounting is applied, the borrowings are adjusted for gains and losses attributable to the risk being hedged.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the Income Statement as finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(p) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(q) Employee Benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution superannuation plans are expensed when employees have rendered service entitling them to the contributions.

Defined benefit plans

For defined benefit superannuation plans, the cost of providing benefits is determined using the ‘Corridor Approach’, with valuations being carried out when there are significant changes to components of the plan. Gains and losses are recognised in full in the profit or loss in the period in which they occur to the extent the movement is outside the corridor.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The assets of the relevant schemes are held independently of the Group by trustee companies and are invested by professional fund managers.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, net of the fair value of the plan assets.

Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The assets of the relevant schemes are held independently of the Group by trustee companies and are invested by professional fund managers.

(r) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable cost of meeting the obligations under the contract exceed the economic benefits estimated to be received under it.

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At subsequent reporting dates, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with AASB 137 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less cumulative amortisation recognised in accordance with AASB 118 ‘Revenue’.

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognised when there is a present obligation as a result of production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing the facilities and restoring the affected areas.

(s) Derivative Financial Instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit and loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group designates certain derivates as either:

•	hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges);

•	hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges); or

•	hedges of net investments in foreign operations.

The fair value of a hedging derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of expenses or income.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

(t) Contributed Equity and Preference Shares

Ordinary Stapled Securities are classified as equity. Mandatorily redeemable preference shares including BBI Networks NZ (BBINNZ) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS) and BBI Exchangeable Preference Shares (BBI EPS) are classified as liabilities (Note 20).

Incremental costs directly attributable to the issue of new Stapled Securities are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new Stapled Securities for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Interest and distributions

Interest on preference shares and distributions are classified as expenses or as distributions consistent with the balance sheet classification of the related debt or equity instruments.

(u) Dividends and Distributions

Provision is made for the amount of any dividend or distribution declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the Financial Year but not distributed at balance date.

(v) Foreign Currency

The individual financial statements of each group entity are presented in its functional currency, being the currency of the primary economic environment in which the entity operates. For the purpose of the consolidated Financial Statements, the results and financial position of each entity are expressed in Australian dollars, which is the functional currency of Babcock & Brown Infrastructure Limited and the presentation currency for the consolidated Financial Statements.

In preparing the Financial Statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences are recognised in profit or loss in the period which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, and which are recognised in the foreign currency translation reserve.

On consolidation, the assets and liabilities of the Group’s foreign operations are translated into Australian dollars at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising are classified as equity and transferred to the Group’s foreign currency translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date. Goodwill arising on acquisitions before the date of transition to A-IFRS is treated as an Australian dollar denominated asset.

(w) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below.

Rendering of services

Revenue from a contract to provide services is recognised as follows:

Terminal infrastructure charge and handling charges (DBCT)

•

Terminal Infrastructure Charge (TIC) is charged at a set rate per tonne of coal based on each customer’s annual contracted reference tonnage and is recognised as revenue on a pro-rata basis each month. The total TIC revenue for the Financial Year is approved by the Queensland Competition Authority (QCA) and is also known as the revenue cap;

•	handling charges (fixed) are based on the DBCT independent operator’s fixed operating costs and are recognised as income on a pro-rata basis at the end of each month;

•	handling charges (variable) are charged to each user at a variable rate per tonne based on the DBCT independent operator’s variable operating costs and the total amount of coal shipped through DBCT.

Distribution and transmission income

Energy distribution and transmission income is recognised when services are provided and are rendered based upon usage or volume throughput during that period.

Gas energy distribution income is recognised on an accruals basis.

Freight services revenue

Freight services revenue comprises revenue earned (net of refunds, discounts and allowances) from the provision of services to entities outside the Group. Revenue is recognised at the time services are provided to customers.

Maintenance contracts

Revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses incurred.

Rental revenue

Revenue derived from Cross Sound Cable in the US is derived from a long term lease which is treated as an operating lease with contingent rental payments, depending on the availability of the transmission facility. Unearned rental revenue reflects transmission availability billed but not yet provided.

Operating lease income (rental revenue) at PD Ports is accounted for on a straight-line basis over the term of the relevant lease, with any rental increases recognised during the period to which they relate. Operating lease income is recognised on an accruals basis.

Land development and resale

Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Other revenue

Contributions for subdivisions/uneconomic lines (not received in the form of a government contribution) received towards the costs of reticulating new sub-divisions and contributions received in constructing new lines are recognised as revenue.

Other income

Profit/loss on sale of goods and disposal of assets are recognised when the Group has passed control of the goods or other assets to the buyer.

(x) Government Grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with the conditions.

Government grants relating to costs are deferred and recognised in the Income Statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Income Statement on a straight-line basis over the expected lives of the related assets.

(y) Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the balance sheet liability method. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Babcock & Brown Infrastructure Limited is the head entity in the tax-consolidated group. Tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate Financial Statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate Financial Statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the Company and each member of the Group in relation to the tax contribution amounts paid or payable between the parent entity and the other members of the tax-consolidated group in accordance with the arrangement.

Further information about the tax funding arrangement is detailed in Note 6 and the entities included in the Babcock & Brown Infrastructure Limited tax consolidated group are detailed in Note 34. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period is different to the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period, the difference is recognised as a contribution from (or distribution to) equity participants.

(z) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(aa) New Accounting Standards and Interpretations

At the date of authorisation of the Financial Report, the Standards and Interpretations listed below were in issue but not yet effective.

Initial application of the following Standards will not affect any of the amounts recognised in the Financial Report, but will change the disclosures presently made in relation to the Group and the Company’s Financial Report:

AASB 101 ‘Presentation of Financial Statements’ (revised September 2007)

This Standard is effective for annual reporting periods commencing on or after 1 January 2009. This revised Standard requires the presentation of a Statement of Comprehensive Income and makes changes to the Statement of Changes in Equity, but will not affect any of the amounts recognised in these Financial Statements. The Group intends to apply the revised Standard from 1 July 2009.

AASB 8 ‘Operating Segments’ (AASB 8)

This Standard is effective for annual reporting periods commencing on or after 1 January 2009. This revised Standard will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. This will not affect any of the amounts recognised in these Financial Statements. The Group intends to apply the revised Standard from 1 July 2009.

Initial application of the following Standards and Interpretations is not expected to have any material impact on the Financial Report of the Group and the Company:

AASB 123 ‘Borrowing Costs’

This standard is effective for annual reporting periods commencing on or after 1 January 2009. This revised Standard has removed the option to expense all borrowing costs relating to qualifying assets, instead requiring capitalisation. This Standard will have no impact on the Group as the Group already capitalises the borrowing costs relating to qualifying assets.

AASB 3 ‘Business Combinations’, AASB 127 ‘Consolidated and Separate Financial Statements’ and AASB 2008-3 ‘Amendments to Australian Accounting Standards Arising from AASB 3 and AASB 127’

This revised Standard introduces greater emphasis on the use of fair value through increasing the judgment and subjectivity around business combination accounting and requiring greater involvement of experts. Further volatility in the Income Statement will be introduced through the separate accounting for transactions costs, changes in fair value of contingent consideration, settlement of pre-existing contracts and share-based payments.

The Standard also focuses on changes in control as a significant economic event, with requirements to remeasure interests to fair value on gaining or losing control, and to recognise all transactions between controlling and non-controlling shareholders whilst control is retained in equity. The impact of these revised Standards will depend on the nature of future business combinations.

(ab) Adoption of New and Revised Accounting Standards

In the Financial Year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for the current annual reporting period. From 1 July 2008, Interpretation 12 became mandatory for Babcock & Brown Infrastructure. A wholly-owned subsidiary of Babcock & Brown Infrastructure has a long term lease over DBCT, and earns a regulated return from the users of the terminal based on the Queensland Competition Authority (QCA) determination. At the end of the lease, the asset will return to the Queensland government.

On adoption of Interpretation 12, the Group has restated its financial position as though it had always accounted for its service concession arrangements using the method described by the Interpretation.

The effect of this change in accounting policy on the Balance Sheet as at 30 June 2008 is shown below:

	30 June 2008(1) $’000	Effect of adoption of Interpretation 12(2) $’000	Restated 30 June 2008 $’000
Current assets
Cash and cash equivalents	300,250	—	300,250
Trade and other receivables	484,665	—	484,665
Other financial assets	106,460	—	106,460
Inventories	24,838	—	24,838
Current tax receivables	11,444	—	11,444
Other	33,989	—	33,989

Total current assets	961,646	—	961,646

Non-current assets
Trade and other receivables	25,728	—	25,728
Other financial assets	616,668	—	616,668
Cash held on restricted deposit	177,438	—	177,438
Investments accounted for using the equity method	778,042	—	778,042
Property, plant and equipment	7,247,173	(1,609,576)	5,637,597
Investment property	165,228	—	165,228
Goodwill	1,369,777	—	1,369,777
Other intangible assets	2,085,474	1,667,608	3,753,082
Deferred tax assets	696,885	—	696,885
Other	63,834	—	63,834

Total non-current assets	13,226,247	58,032	13,284,279

Total assets	14,187,893	58,032	14,245,925

(1)	Balance sheet as per the 30 June 2008 audited Financial Statements.
(2)

The adoption of Interpretation 12 within the Group has resulted in the lease of the coal terminal at DBCT reclassified from property, plant & equipment to intangibles. As the term of the lease is longer than the period that the asset was previously being depreciated over, this has resulted in an increase in the net assets. The adjustment noted above relates to the period from when DBCT was first acquired by Babcock & Brown Infrastructure on 18 June 2002 to 30 June 2008.

	30 June 2008(1) $’000	Effect of adoption of Interpretation 12(2) $’000	Restated 30 June 2008 $’000
Trade and other payables	574,712	—	574,712
Borrowings	623,672	—	623,672
Other financial liabilities	63,876	—	63,876
Current tax payables	14,107	—	14,107
Provisions	38,408	—	38,408
Other	93,766	—	93,766

Total current liabilities	1,408,541	—	1,408,541

Non-current liabilities
Trade and other payables	4,340	—	4,340
Borrowings	8,074,567	—	8,074,567
Other financial liabilities	121,791	—	121,791
Deferred tax liabilities	1,386,673	17,410	1,404,083
Provisions	68,711	—	68,711
Other	203,617	—	203,617

Total non-current liabilities	9,859,699	17,410	9,877,109

Total liabilities	11,268,240	17,410	11,285,650

Net assets	2,919,653	40,622	2,960,275

Equity
Issued capital	2,790,483	—	2,790,483
Reserves	(14,364)	—	(14,364)
Retained earnings	(26,696)	40,622	13,926

Parent entity interest	2,749,423	40,622	2,790,045

Minority interest	170,230	—	170,230

Total equity	2,919,653	40,622	2,960,275

(1)	Balance sheet as per the 30 June 2008 audited Financial Statements.
(2)

The adoption of Interpretation 12 within the Group has resulted in the lease of the coal terminal at DBCT reclassified from property, plant & equipment to intangibles. As the term of the lease is longer than the period that the asset was previously being depreciated over, this has resulted in an increase in the net assets. The adjustment noted above relates to the period from when DBCT was first acquired by Babcock & Brown Infrastructure on 18 June 2002 to 30 June 2008.

The effect of this change in accounting policy on the income statement for the year ending 30 June 2008 is shown below:

	Year ended 30 June 2008(1) $’000	Reclassification(2) $’000	Effect of adoption of Interpretation 12(3) $’000	Restatement for discontinued operations (Note 37) $’000	Restated Year ended 30 June 2008 $’000
Revenue	2,284,793	—	—	(1,128,642)	1,156,151
Other income	76,401	—	—	(27,372)	49,029

Total income	2,361,194	—	—	(1,156,014)	1,205,180

Share of profits from associates and jointly controlled entities accounted for using the equity method	7,518	—	—	(753)	6,765
Employee benefits expense	(347,997)	30,435	—	145,480	(172,082)
Transmission and direct costs	(895,934)	(92,058)	—	585,516	(402,476)
Depreciation, amortisation and impairment expense	(305,871)	—	9,366	147,286	(149,219)
Finance costs	(517,413)	—	—	128,652	(388,761)
Net hedge gain	8,272	—	—	12,068	20,340
Operating and management charges	(319,880)	92,058	—	130,587	(97,235)
Other expenses	(36,054)	(30,435)	—	3,689	(62,800)

Total expense	(2,407,359)	—	9,366	1,152,525	(1,245,468)

(Loss)/profit before income tax expense	(46,165)	—	9,366	(3,489)	(40,288)

Income tax expense	(2,896)	—	(2,810)	19,036	13,330

(Loss)/profit from continuing operations	(49,061)	—	6,556	15,547	(26,958)

Loss from discontinued operations	(1,937)	—	—	(15,547)	(17,484)

Loss for the year	(50,998)	—	6,556	—	(44,442)

Attributable to:
Equity holders of the parent entity	(45,648)	—	6,556	—	(39,092)
Minority interest	(5,350)	—	—	—	(5,350)

	(50,998)	—	6,556	—	(44,442)

(1)	Income statement as per the 30 June 2008 audited Financial Statements.
(2)

Reclassification of comparative amounts have been made between expense categories to ensure consistency with disclosure and presentation made for the Financial Year ended 30 June 2009. These reclassifications have no net profit or loss impact.

(3)

The increase in profit for the year ended 30 June 2008 in relation to the adoption of Interpretation 12 is due to the asset being amortised over the term of the lease which is a longer period than the period the asset was previously being depreciated over.

(ac) Restatement of Prior Year numbers

The comparative Company balance sheet has been restated to reflect a movement between investments and other reserves relating to the presentation of discounted intercompany loan balances. The impact of this restatement is to increase investments in subsidiaries by $346.4 million, a decrease in deferred tax assets of $57.5 million, an increase in deferred tax liabilities of $9.2 million and an increase in equity of $261.5 million. This restatement eliminates on consolidation and there is no impact on the Company or consolidated Income Statement.

2.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Group’s accounting policies, management continually evaluates judgements, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgements, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgements, estimates and assumptions. Significant judgements, estimates and assumptions made by management in the preparation of these Financial Statements are outlined below.

Impairment of goodwill and intangibles with indefinite lives

Goodwill is assessed for impairment on an annual basis, or more often if indicators of potential impairment exist.

Determining whether goodwill and intangibles with indefinite lives is impaired requires an estimation of the value-in-use or fair value less costs to sell of the cash-generating units which has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill and intangibles with indefinite lives at the balance sheet date was $1,117.8 million (2008: $2,325.4 million) after an impairment loss of $732.4 million (2008: nil) was recognised during the current Financial Year. Details of the impairment loss calculation and assumptions used in the estimate of recoverable amount are provided in Notes 16 and 17.

Intangible assets with finite lives

Useful lives of intangible assets with finite lives are reviewed annually. Any reassessment of useful lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both the current and future years.

The carrying amount of intangible assets with finite lives at the balance sheet date was $2,306.3 million (2008: $2,797.5 million) after an impairment loss of $22.3 million (2008: nil) was recognised during the current Financial Year. Details of the assumptions used are provided in Note 17.

Fair values in business combinations

The Group accounts for business combinations using the purchase method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgements including future cash flows, revenue streams and value-in-use calculations (refer Note 35 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time necessarily required to obtain independent valuations of individual assets and to complete assessments of provisions.

Classification of assets and liabilities as held for sale

The Group classifies assets and liabilities as held for sale when the carrying amount will be recovered through a sale transaction. The assets and liabilities must be available for immediate sale and the Group must be committed to selling the asset either through the entering into a contractual sale agreement or the activation and commitment to a program to locate a buyer and dispose of the assets and liabilities. In the current financial year, management has identified that the proposed sale of the Euroports portfolio of assets meets the requirements of assets and liabilities held for sale. Further information is disclosed in Note 37.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and carried forward tax losses as management considers that it is probable that future taxable profits will be available to utilise those temporary differences and tax losses.

Estimation of useful lives of assets of property, plant and equipment

The estimation of the useful lives of property, plant and equipment has been based on historical experience as well as manufacturers’ warranties (for plant and equipment) and lease terms (for leased equipment). In addition, the condition of assets is assessed throughout the year and considered against the remaining useful life. Adjustments to useful life are made when necessary.

Asset retirement obligations

Provision is made for the anticipated costs of future restoration of the sea bed at Cross Sound Cable and environmental restoration within Tasmania Gas Pipeline. The provision includes future cost estimates associated with the rectification and remediation work. The future discount costs are discounted to their present value. The related carrying amounts are disclosed in Note 22.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of recovery of these receivables is assessed by management. Due to the large number of debtors, this assessment is based on supportable past collection history and historical write-offs of bad debts. The impairment loss is disclosed in Note 8.

Defined benefit plans

Various actuarial assumptions underpin the determination of the Group’s pension obligations. A number of assumptions including but not limited to wage escalation rates, inflation, interest rates, mortality rates and investment returns are used by the actuaries. Details of the assumptions used by the actuaries are disclosed in Note 24.

Discounting of intercompany loans

Babcock & Brown Infrastructure has a number of intercompany loans which are currently non-interest bearing. In determining the present value, a discount rate of 6.94% has been used for a majority of the intercompany loans.

3.	REVENUE

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
An analysis of the Group’s and Company’s revenue for the year, from both continuing and discontinued operations, is as follows:
Continuing operations:
Revenue from the rendering of services	1,219,373	1,090,019	—	—

Operating lease rental revenue	21,246	17,244	—	—

Other revenue	5,691	787	—	—

Interest revenue:
Bank deposits	39,300	23,546	905	4,908
Wholly-owned related parties	—	—	153,466	106,055
Other related parties	81,424	23,650	—	3,353
Other	4,430	905	—	7

	125,154	48,101	154,371	114,323

	1,371,464	1,156,151	154,371	114,323

Discontinued operations (Note 37):
Revenue from the rendering of services	1,147,545	1,124,835	—	—
Other revenue	8,220	2,351	—	—
Operating lease rental revenue	8,585	5,538	—	—
Interest revenue	2,488	3,805	—	—
Dividends from other entities	6	127	—	—

	1,166,844	1,136,656	—	—

	2,538,308	2,292,807	154,371	114,323

4.	FINANCE COSTS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Continuing operations:
(A) Finance costs
Loss for the year has been arrived at after charging/(crediting) the following finance costs:
Interest on loans	469,577	359,054	—	376
Other interest expense	32,056	13,831	14	—
Finance lease charges	262	254	—	—
Other finance costs	18,432	965	13	—
Interest paid/payable to BBI Exchangeable Preference Shareholders	61,688	51,784	—	—
Interest paid to related parties	—	—	39,121	—
Unwinding of unrealised discount on payables from related parties	—	—	36,589	91,632

Total finance costs	582,015	425,888	75,737	92,008

Less: Amounts included in the cost of qualifying assets (Note 25)	(20,454)	(37,127)	—	—

	561,561	388,761	75,737	92,008

(B) Hedge expense/(gain)
Loss/(gain) on foreign currency derivatives	4,245	(56,994)	—	—
Loss on interest rate derivatives	103,192	38,772	—	—
Fair value losses/(gains) on interest rate swaps designated as cash flow hedges transferred from equity	46,511	(2,118)	—	—

	153,948	(20,340)	—	—

Discontinued operations:
Finance costs:
Interest on loans	108,759	110,836	—	—
Other interest expense	19,741	6,276	—	—
Finance lease charges	2,049	1,472	—	—
Other finance costs	4,401	2,846	—	—
Interest paid to related parties	—	2,793	—	—
Unwinding of unrealised discount on payables from related parties	1,019	4,633	—	—

	135,969	128,856	—	—

Hedge expense/(gain):
Loss on interest rate derivatives	72,040	14,284	—	—
Fair value losses/(gains) on interest rate swaps designated as cash flow hedges transferred from equity	1,044	(2,216)	—	—

	73,084	12,068	—	—

5.	LOSS FOR THE YEAR

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(A) GAINS AND LOSSES
Loss for the year has been arrived at after crediting/(charging) the following gains:
Continuing operations:
Gain on disposal of property, plant and equipment	764	1,759	—	—
Gain on disposal of investments	—	1,302	—	—
Contributions from customers/developers	14,296	11,178	—	—
Government grants	2,697	2,895	—	—
Insurance claim proceeds	5,804	—	—	—
Change in fair value of investment properties	10,945	29,888	—	—
Other	1,656	2,007	30	—

	36,162	49,029	30	—

Discontinued operations:
Gain on disposal of property, plant and equipment	1,476	2,153	—	—
Gain on sale of business (Note 37)	123,692	—	—	—
Gain on disposal of investments	—	411	—	—
Contributions from customers/developers	11,311	20,195	—	—
Government grants	934	368	—	—
Insurance claim proceeds	9,866	1,496	—	—
Change in fair value of investment properties	—	65	—	—
Other	31,281	2,684	—	—

	178,560	27,372	—	—

	214,722	76,401	30	—

(Loss)/profit for the year has been arrived at after crediting/(charging) the following losses:
Continuing operations:
Net foreign exchange (losses)/gains	(28,295)	(18,460)	30,998	(20,391)
Loss on disposal of property, plant and equipment	(1,833)	(225)	—	—
Loss on disposal of investments	—	(180)	—	—

	(30,128)	(18,865)	30,998	(20,391)

Discontinued operations:
Net foreign exchange gains	1,071	898	—	—
Loss on disposal of property, plant and equipment	(4,095)	(12,590)	—	—
Loss on disposal of investments	(30)	(167)	—	—
Loss on sale of business (Note 37)	(20,649)	(2,274)	—	—
Change in fair value of investment properties	(17)	—	—	—
Other	(3,583)	—	—	—

	(27,303)	(14,133)	—	—

	(57,431)	(32,998)	30,998	(20,391)

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(B) OTHER EXPENSES
Continuing operations:
Net bad and doubtful debts arising from:
Other entities	36,107	1,228	—	—
Forgiveness of loan within wholly owned group	—	—	—	6,186

	36,107	1,228	—	6,186

Depreciation of non-current assets (Note 14)	130,387	116,010	—	—
Amortisation of non-current assets (Note 17)	46,893	33,104	—	—
Impairment of non-current assets (Notes 9, 14, 16 and 17)	695,632	—	966,273	—
Amortisation of asset retirement obligation	286	105	—	—

	873,198	149,219	966,273	—

Direct operating expenses of investment properties:
Properties generating rental income	3,547	2,847	—	—

Operating lease rental expense:
Minimum lease payments	9,896	8,301	—	—
Contingent rentals	53	26	—	—
Sub-lease payments received	(40)	(362)	—	—

	9,909	7,965	—	—

Discontinued operations:
Net bad and doubtful debts arising from:
Other entities	1,899	1,162	—	—

Depreciation of non-current assets (Note 37)	67,862	118,146	—	—
Amortisation of non-current assets (Note 37)	20,904	29,909	—	—
Impairment of non-current assets (Note 37)	199,462	—	—	—

	288,228	148,055	—	—

Operating lease rental expense:
Minimum lease payments	18,937	9,328	—	—
Contingent rentals	100	—	—	—
Sub-lease payments received	(76)	—	—	—

	18,961	9,328	—	—

6.	INCOME TAXES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(A) INCOME TAX RECOGNISED IN PROFIT OR LOSS
Tax expense/(benefit) comprises:
Current tax expense/(benefit)	4,902	(51,138)	38,127	24,344
Adjustments recognised in the current year in relation to the current tax of prior years	(5,553)	1,712	(2,728)	(3,534)
Deferred tax (benefit)/expense relating to the origination and reversal of temporary differences	(172,346)	45,371	1,132	13,817
Adjustments to deferred tax (benefit)/expense of prior years	3,665	9,675	—	(41)

Total tax (benefit) / expense	(169,332)	5,620	36,531	34,586

Attributable to:
Continuing operations	(157,165)	(13,330)	36,531	34,586
Discontinued operations (Note 37)	(12,167)	18,950	—	—

	(169,332)	5,620	36,531	34,586

Income tax on pre-tax accounting profit reconciles to tax expense/(benefit) as follows:
(Loss) from continuing operations	(1,004,473)	(40,288)	(868,107)	(25,287)
(Loss)/profit from discontinued operations	(141,989)	1,465	—	—

	(1,146,462)	(38,823)	(868,107)	(25,287)

Income tax (benefit)/expense calculated at 30%	(343,939)	(11,646)	(260,432)	(7,586)
Exempt distributions	(1,705)	(8,305)	—	—
Income not assessable (including trust income)	(65,640)	(57,246)	—	—
Differences in overseas tax rates	3,280	(10,287)	—	—
Deferred tax assets (losses) not recognised	14,435	39,087	—	—
Non-deductible expenditure	20,017	14,151	—	—
Impairment Loss	141,407	—	289,882	—
Unwinding of unrealised discount on related party receivables/ payables	60,786	43,989	(5,289)	34,556
Other permanent differences	3,916	(15,510)	15,097	1,858

	(167,443)	(5,767)	39,258	28,828

Under/(over) provision of income tax in previous year	(1,889)	11,387	(2,727)	5,758

	(169,332)	5,620	36,531	34,586

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(B) INCOME TAX RECOGNISED DIRECTLY IN EQUITY
The following current and deferred amounts were charged directly to equity during the period:
Deferred tax:
Revaluations of financial instruments treated as cash flow hedges	73,043	(47)	—	—
Foreign currency translation reserve	47,610	56,565	—	—
Other reserve – discounting of related party receivables/payables	—	(9,200)	—	—

	120,653	47,318	—	—

(C) CURRENT TAX ASSETS AND LIABILITIES
Current tax assets:
Tax refund receivable	10,356	11,444	—	—
Current tax payables:
Income tax payable attributable to:
Parent entity	—	—	—	—
Entities in the consolidated group	(1,377)	(14,107)	—	—

	8,979	(2,663)	—	—

(D) DEFERRED TAX ASSETS
The balance comprises deferred tax assets attributable to the following temporary differences:
Property, plant & equipment	153,623	178,701	—	—
Deferred income	13,295	13,045	—	—
Receivables	125,837	137,886	399	—
Provisions	18,957	15,527	—	—
Accruals	2,713	49	9	—
Finance leases/novated loans	205,184	203,910	—	—
Hedges	70,873	—	—	—
Other	20,520	27,794	—	3,238

Total deferred tax assets attributable to temporary differences	611,002	576,912	408	3,238

Deferred tax assets attributable to tax losses carried forward in the following jurisdictions:
Australia	83,573	69,027	81,698	60,552
New Zealand	37,108	43,433	—	—
United Kingdom	3,915	3,237	—	—
Other	—	4,276	—	—

Total deferred tax assets attributable to tax losses	124,596	119,973	81,698	60,552

Total deferred tax assets	735,598	696,885	82,106	63,790

The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	576,912	81,283	3,238	2,301
Amounts booked to foreign currency translation reserve	24,726	(6,314)	—	—
Amounts booked to other reserve – discounting of related party receivables/payables	—	—	—	—
Revaluation of hedges	21,480	—	—	—
Deferred tax assets taken to Balance Sheet / Other	2,557	1,510	—	3,117
Acquisitions/disposals	(46,107)	21,058	—	—
Less closing balance of deferred tax assets attributable to temporary differences	(611,002)	(576,912)	(2,854)	(3,238)

Change in deferred tax assets included in tax (benefit)/expense	31,434	(479,375)	384	(2,180)

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(E) DEFERRED TAX LIABILITIES
The balance comprises deferred tax liabilities attributable to the following temporary differences:
Property, plant & equipment	707,065	769,678	—	—
Intangibles	225,730	463,932	—	—
Hedges	—	32,551	—	—
Prepayments	559	943	—	—
Payables	13,998	92,328	11,314	9,153
Other	(1,953)	44,651	—	3,859

	945,399	1,404,083	11,314	13,012

The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	1,404,083	549,089	13,012	1,416
Amounts booked to foreign currency translation reserve	(22,883)	(62,879)	—	—
Amount booked to other reserve – discounting of related party receivables/payables	—	9,200	—	—
Acquisitions/disposals	(252,894)	364,055	—	—
Revaluation of hedges	(52,154)	47	—	—
Other	6,494	10,150	—	—
Less closing balance of deferred tax liabilities	(945,399)	(1,404,083)	(11,314)	(13,012)

Change in deferred tax liabilities included in tax (expense)/benefit	137,247	(534,421)	1,698	(11,596)

RELEVANCE OF TAX CONSOLIDATION TO THE GROUP

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Babcock & Brown Infrastructure Limited. The members of the tax consolidated group are identified at Note 34.

There are three tax-consolidated groups within Australia. These are included within the Group consolidation.

NATURE OF TAX FUNDING ARRANGEMENTS AND TAX SHARING AGREEMENTS

Entities within the tax-consolidated groups have entered into a tax funding arrangement and a tax-sharing agreement with the head entity of that group. Under the terms of the tax funding arrangement, Babcock & Brown Infrastructure Limited and each of the entities in the tax-consolidated group have agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group.

DEFERRED TAX ASSETS ATTRIBUTABLE TO TAX LOSSES CARRIED FORWARD

Tax losses are carried forward in a number of jurisdictions and are predominantly attributable to differences between tax and accounting depreciation of the significant property, plant and equipment balances of the Group. Tax losses are recognised on the basis that they will be utilised in a reasonable period from the balance date.

7.	REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated		Company
	2009 $	2008 $	2009 $	2008 $
(A) AUDIT SERVICES
Deloitte Touche Tohmatsu
Australian firm
Audit or review of the financial report	479,942	594,975	465,151	582,475
Other assurance related services	—	5,250	—	5,250

	479,942	600,225	465,151	587,725

Other auditors
International associates of Deloitte Touche Tohmatsu	3,519,619	3,319,984	—	—
Non Deloitte Touche Tohmatsu audit firms for the audit or review of the Financial Reports of the Group entities	547,970	354,494	—	—

	4,067,589	3,674,478	—	—

(B) NON-AUDIT SERVICES
International associates of Deloitte Touche Tohmatsu Australian Firm
Taxation services	720,059	919,221	—	—
Assurance related	500,187	181,317	—	—
Other	98,287	3,535	—	—

	1,318,533	1,104,073	—	—

The auditor of Babcock & Brown Infrastructure Limited is Deloitte Touche Tohmatsu.

8.	TRADE AND OTHER RECEIVABLES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Trade receivables(1)	134,924	406,120	265	—
Impairment provision	(2,989)	(8,670)	—	—

	131,935	397,450	265	—

GST and VAT receivable	4,566	21,598	561	1,564
Non-interest bearing receivable from other related party	5,749	820	—	1,227
Interest receivable	7,310	22,378	—	30
Insurance claim receivable(2)	4,750	2,283	—	—
Other	18,682	40,136	14	—
Non-current:
Trade receivables	4,435	4,301	—	—
Other receivables	1,690	20,334	—	—
Insurance claim receivable	3,314	1,093	—	—

	182,431	510,393	840	2,821

Disclosed in the Financial Statements as:
Current trade and other receivables	172,991	484,665	840	2,821
Non-current trade and other receivables	9,440	25,728	—	—

	182,431	510,393	840	2,821

(1)

The average credit period on sales of services is 30 to 45 days. No interest is charged on trade receivables. An allowance has been made for estimated irrecoverable amounts from the provision of services, determined by reference to past default experience.

(2)	$1.75 million of this receivable relates to ongoing insurance litigation in respect of an incident at DBCT. Refer to Note 32 for further information.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Ageing of past due but not impaired:
Not past due	112,157	274,709	265	—
Past due 0 to 30 days	16,573	75,688	—	—
Past due 30 to 60 days	3,924	23,941	—	—
Past due 60 to 90 days	2,200	9,701	—	—
Past due 90 to 120 days	1,230	3,928	—	—
Past due 120+ days	286	13,784	—	—

	136,370	401,751	265	—

Movement in the allowance for doubtful debts:
Balance at the beginning of the year	(8,670)	(6,280)	—	—
Impairment losses recognised on receivables	(875)	(1,687)	—	—
Amounts written off as uncollectible	(1,382)	(3,668)	—	—
Amounts recovered during the year	486	2,152	—	—
Impairment losses reversed	987	137	—	—
Net difference due to foreign exchange	(168)	676	—	—
Derecognised on disposal of subsidiary	163	—	—	—
Transfer to held for sale	6,470	—	—	—

	(2,989)	(8,670)	—	—

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the reporting date. The concentration of risk to the Group is limited due to the customer base being large, diverse and unrelated. Accordingly, the Directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Ageing of impaired trade receivables:
Not past due	(96)	—	—	—
Past due 0 to 30 days	(182)	(559)	—	—
Past due 30 to 60 days	(119)	(186)	—	—
Past due 60 to 90 days	(152)	(417)	—	—
Past due 90 to 120 days	(490)	(522)	—	—
Past due 120+days	(1,950)	(6,986)	—	—

	(2,989)	(8,670)	—	—

9.	OTHER FINANCIAL ASSETS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Investments carried at cost Non-current:
Investments in subsidiaries (Note 34)	—	—	351,045	422,713
Impairment of investments (Note 5)	—	—	(283,293)	—

	—	—	67,752	422,713
Other investments	26	1,036	—	—

	26	1,036	67,752	422,713

Derivatives Current:
Foreign currency swaps	4,053	16,167	—	—
Interest rate swaps	—	21,279	—	—
Non-current:
Foreign currency swaps	9,098	15,304	—	—
Interest rate swaps	1,465	141,930	—	—

	14,616	194,680	—	—

Loans carried at amortised cost Current:
Non-interest bearing loan within wholly-owned group(1)	—	—	20,512	34,080

	—	—	20,512	34,080

Non-current:
Interest bearing loan with associate(2)	695,123	457,095	—	—
Interest bearing loan within wholly-owned group(1)	—	—	2,530,361	2,338,019
Non-interest bearing loan within wholly-owned group(1),(3)	—	—	392,689	376,510
Impairment provision on loans within wholly-owned group (Note 5)	—	—	(611,312)	—

	695,123	457,095	2,311,738	2,714,529

Other financial assets
Current:
Deposit – Australian Taxation Office(4)	60,616	61,669	50,127	51,176
Other	2,904	7,345	—	—
Non-current:
Other	—	1,303	—	—

	63,520	70,317	50,127	51,176

	773,285	723,128	2,450,129	3,222,498

Disclosed in the Financial Statements as:
Current other financial assets	67,573	106,460	70,639	85,256
Non-current other financial assets	705,712	616,668	2,379,490	3,137,242

	773,285	723,128	2,450,129	3,222,498

(1)	Further information relating to loans to related parties is set out in Note 39 to the Financial Statements.
(2)

This loan relates to a US$440.0 million loan to Myria Holdings Inc. which Babcock & Brown Infrastructure has a 33% equity interest, and a NZ$190.0 million loan to Powerco New Zealand Holdings Limited which Babcock & Brown Infrastructure has a 42% equity interest.

(3)	Non-interest bearing loans are repayable in 10 years in most cases. A discount rate of 6.94% has been used to present value these loans in most cases.
(4)

Cash on deposit with the Australian Tax Office is interest bearing, and is in relation to the dispute regarding the deductibility of certain payments made in relation to the long term lease at DBCT. For further information refer Note 32.

10.	INVENTORIES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Consumables	18,687	24,838	—	—

At cost	18,687	24,838	—	—

11.	OTHER ASSETS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Deposits	13	13	12	12
Prepayments	16,552	29,116	452	15
Other	25	4,860	—	—
Non-current:
Capitalised access undertaking costs	2,404	2,404	—	—
Less: Accumulated amortisation	(2,184)	(1,748)	—	—

	220	656	—	—

Capitalised due diligence costs	5,417	2,127	—	—
Defined benefit asset (Note 24)	37,486	38,016	—	—
Asset retirement obligation	19,920	19,960	—	—
Prepayments	561	1,133	—	—
Other	380	1,942	—	—

	80,574	97,823	464	27

Disclosed in the Financial Statements as:
Other current assets	16,590	33,989	464	27
Other non-current assets	63,984	63,834	—	—

	80,574	97,823	464	27

12.	CASH HELD ON RESTRICTED DEPOSIT

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Non-current:
Cash at bank	104,316	177,438	—	5,000

Cash held on restricted deposit at bank is interest bearing and its use is predominantly restricted as a reserve for the servicing of debt under the Group’s financing agreements and equity contributions in relation to the Dampier to Bunbury Natural Gas Pipeline investment.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Non-current:
Investments in associates	650,196	776,936	—	—
Investments in joint venture entities	313	1,106	—	—

	650,509	778,042	—	—

Reconciliation of movement in investments accounted for using the equity method:
Balance at 1 July	778,042	5,321	—	—
Share of profit for the year	11,211	7,518	—	—
Share of reserves for the year	(9,603)	(5,481)	—	—

	779,650	7,358	—	—

Dividends	(24,871)	(21,636)	—	—
Additions(1),(2)	59,871	802,761	—	—
Capital returns on equity investments(4)	(44,560)	(9,857)	—	—
Disposals	—	(446)	—	—
Impairment(5)	(106,352)	—	—
Transferred to held for sale (Note 37)	(14,399)	—	—
Net foreign currency exchange differences	1,170	(138)	—	—

Balance at 30 June	650,509	778,042	—	—

			Ownership interest
Name of entity	Principal activity	Country of incorporation	2009%	2008%
ARG Risk Management Limited	Captive insurer	Bermuda	50	50
Algeposa Tarraco S.L.(3)	Warehouse operations	Spain	50	50
Northern Shipping Bulk Blending(3)	Blending	Belgium	40	40
Multinet Gas Holdings	Gas distribution	Australia	20	20
Dampier to Bunbury Natural Gas Pipeline	Gas transmission	Australia	20	18
Metal Terminal International(3)	Trading in aluminium	Belgium	33	33
Finnwest(3)	Real estate company	Belgium	33	33
Container Depot Munchen GmbH & Co. KG(3)	Container terminal	Germany	43	43
Container Depot Munchen GmbH(3)	General partner	Germany	38	38
Grosstanklager Olhafen Rostock GmbH(3)	Oil port	Germany	50	50
Myria Holdings Inc.	Natural gas transmission and storage	U.S.A	33	33
Powerco New Zealand Holdings Limited(1),(2)	Electricity and gas distribution	New Zealand	42	—
APIE – Tarragona(2),(3)	Labour pool	Spain	40	—
Pagny(2),(3)	Container handling	France	34	—

(1)

Babcock & Brown Infrastructure sold 58% of its interest in Powerco New Zealand on 26 February 2009. Accordingly, Babcock & Brown now equity accounts for its 42% interest. Further information is disclosed in Note 37 to the Financial Statements.

(2)	These interests were acquired during the Financial Year.
(3)

These interests are part of the Euroports group. As disclosed in Note 37 and 40 to the Financial Statements, Babcock & Brown Infrastructure disposed of 40% of the Euroports group subsequent to year end. Accordingly, these assets are classified as held for sale at 30 June 2009.

(4)	Capital returns on equity investments relate to Myria Holdings Inc.
(5)	Impairment charge of $106.4 million within equity accounted investments relates to a write down in the Multinet Gas Holdings and Dampier to Bunbury Natural Gas Pipeline.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Summarised financial information of associate entities:
Financial position:
Total assets	17,474,579	15,360,998	—	—
Total liabilities	(14,981,185)	(13,428,453)	—	—

Net assets	2,493,394	1,932,545	—	—

Group’s share of associates’ net assets	650,196	776,936	—	—

Financial performance:
Total revenue	2,334,169	925,086	—	—
Total profit for the year	32,813	22,693	—	—

Group’s share of associates’ profit	11,405	6,972	—	—

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Summarised financial information of jointly controlled entities:
Financial position:
Current assets	4,239	5,906	—	—
Non-current assets	55	94	—	—

	4,294	6,000	—	—

Current liabilities	(3,667)	(3,788)	—	—
Non-current liabilities	(2)	—	—	—

	(3,669)	(3,788)	—	—

Net assets	625	2,212	—	—

Group’s share of jointly controlled entities’ net assets	313	1,106	—	—
Financial performance:
Income	239	1,972	—	—
Expenses	(627)	(934)	—	—
Group’s share of jointly controlled entities’ (loss)/profit	(194)	546	—	—

DIVIDENDS RECEIVED FROM ASSOCIATES AND JOINT VENTURES

During the year, the Group received dividends of $24.9 million (2008: $21.6 million).

CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

The Group’s share of contingent liabilities of associates and jointly controlled entities is disclosed in Note 32.

The Group’s share of capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 31.

14.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land and buildings at cost $’000	Leasehold improvements at cost $’000	Network systems at cost $’000	Track lease premium at cost $’000	Plant and equipment at cost $’000	Work in progress at cost $’000	Total $’000
Gross Carrying Amount
Balance at 1 July 2007	430,860	758,565	2,414,471	198,783	332,722	108,454	4,243,855

Additions	15,739	—	77,120	—	82,693	197,602	373,154
Transfers	1,455	73,729	69,430	—	17,780	(162,394)	—
Disposals	(49,151)	(364)	(15,694)	—	(23,581)	(431)	(89,221)
Acquisitions through business combinations (Note 35)	347,197	14,889	939	—	1,547,912	27,171	1,938,108
Net foreign currency exchange differences	(49,464)	(2,386)	(282,693)	(428)	(30,487)	(12,833)	(378,291)

Balance at 30 June 2008	696,636	844,433	2,263,573	198,355	1,927,039	157,569	6,087,605

Additions	10,995	139,155	60,605	—	78,498	103,731	392,984
Transfers	13,065	3,722	29,003	—	21,186	(66,976)	—
Disposals	(12,800)	(17)	(1,629,434)	—	(25,239)	(75,735)	(1,743,225)
Acquisitions through business combinations (Note 35)	57,133	—	—	—	144,528	—	201,661
Classified as held for sale	(417,458)	(6,988)	—	—	(323,634)	(19,017)	(767,097)
Net foreign currency exchange differences	24,959	(262)	(8,566)	—	39,252	(890)	54,493
Other	564	—	—	—	101	—	665

Balance at 30 June 2009	373,094	980,043	715,181	198,355	1,861,731	98,682	4,227,086

Accumulated Depreciation/ Accumulated Amortisation
Balance at 1 July 2007	12,853	32,663	185,111	5,174	26,184	—	261,985
Disposals	(773)	(146)	(3,261)	—	(11,113)	—	(15,293)
Transfers	—	—	—	—	—	—	—
Depreciation expense	21,409	33,809	77,260	4,472	97,206	—	234,156
Net foreign currency exchange differences	(2,005)	511	(24,701)	(336)	(4,309)	—	(30,840)

Balance at 30 June 2008	31,484	66,837	234,409	9,310	107,968	—	450,008

Disposals	(1,379)	(14)	(211,184)	—	(18,807)	—	(231,384)
Transfers	(7)	(289)	—	—	296	—	—
Classified as held for sale	(28,725)	(1,220)	—	—	(66,875)	—	(96,820)
Impairment losses charged to profit	—	—	33,986	—	—	—	33,986
Depreciation expense	20,961	37,367	43,689	4,476	91,756	—	198,249
Net foreign currency exchange differences	(235)	9	(1,262)	—	966	—	(522)
Other	1,633	—	—	—	(4,597)	—	(2,964)

Balance at 30 June 2009	23,732	102,690	99,638	13,786	110,707	—	350,553

Net Book Value:
As at 30 June 2008	665,152	777,596	2,029,164	189,045	1,819,071	157,569	5,637,597

As at 30 June 2009	349,362	877,353	615,543	184,569	1,751,024	98,682	3,876,533

Babcock & Brown Infrastructure Limited, the Company, did not have any property, plant & equipment as at 30 June 2008 or 30 June 2009.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year:
Land and buildings	20,961	21,409	—	—
Leasehold improvements	37,367	33,809	—	—
Network systems	43,689	77,260	—	—
Track lease premium	4,476	4,472	—	—
Plant and equipment	91,756	97,206	—	—

	198,249	234,156	—	—

There was no depreciation that was capitalised as part of the cost of other assets during the period.

15.	INVESTMENT PROPERTY

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Balance at beginning of Financial Year	165,228	152,975	—	—
Acquisitions through business combinations	—	117	—	—
Net gain from fair value adjustments (Note 5)	10,928	29,953	—	—
Transferred to held for sale (Note 37)	(93)	—	—	—
Net foreign currency exchange differences	(1,391)	(18,722)	—	—
Other	—	905	—	—

Balance at end of Financial Year	174,672	165,228	—	—

The Group’s investment property portfolio is held by PD Ports. The valuation of the investment property at PD Ports at 30 June 2009 was undertaken by an external firm of chartered surveyors, Knight Frank, on an open market existing use basis. Knight Frank previously performed valuations of the PD Ports property portfolio in 2004, 2006, 2007 and 2008.

16.	GOODWILL

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Gross Carrying Amount:
Balance at beginning of Financial Year	1,369,777	570,064	—	—
Amounts recognised as part of prior year business combinations	8,594	6,353	—	—
Amounts recognised from business combinations occurring during the year	39,442	860,436	—	—
Derecognised on disposal of subsidiary (Note 37)	(112,878)	(13,667)	—	—
Transferred to held for sale (Note 37)	(607,141)	—	—	—
Effects of foreign currency exchange differences	28,961	(51,790)	—	—
Other movements	224	(1,619)	—	—

Balance at end of Financial Year	726,979	1,369,777	—	—

Accumulated impairment losses:
Balance at beginning of Financial Year	—	—	—	—
Impairment losses for the year	(525,549)	—	—	—
Transferred to held for sale (Note 37)	177,133	—	—	—

Balance at end of Financial Year	(348,416)	—	—	—

Net book value:
At the beginning of the Financial Year	1,369,777	570,064	—	—

At the end of the Financial Year	378,563	1,369,777	—	—

ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS

Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•	Powerco Group – disposed of 58% on 26 February 2009

•	International Energy Group

•	PD Ports

•	WestNet Rail

•	Australian Energy Transmission & Distribution

•	Euroports (classified as held for sale from 31 December 2008)

The carrying amount of goodwill (other than goodwill classified as held for sale) was allocated to the following cash-generating units:

Goodwill Balance	Powerco(1) $’000	IEG $’000	PD Ports $’000	WestNet Rail $’000	AET&D $’000	Euroports(2) $’000	Total $’000
2009	—	176,048	—	9,515	193,000	—	378,563
2008	105,857	189,293	169,387	21,751	262,351	621,138	1,369,777

(1)

Babcock & Brown Infrastructure sold 58% of Powerco on 26 February 2009. As a result of this disposal, the investment in Powerco is now equity accounted. Refer Note 37 for further information in relation to this disposal.

(2)

On 24 December 2008, Babcock & Brown Infrastructure announced that it was disposing of part of its interest in Euroports. This disposal was completed on 28 July 2009. Accordingly, as at 30 June 2009, the assets and liabilities of the Euroports group are classified as held for sale. Refer to Note 37 for further information.

INTERNATIONAL ENERGY GROUP

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by management for the 2010 year with a forecast out to 2049. The length of the forecast reflects the long-life nature of IEG’s assets. A discount rate of between 6.59% and 7.82% has been used in the model depending on the jurisdiction (2008: 6.70% to 7.90%).

A majority of the goodwill within IEG is attributable to the UK businesses. Cash flow projections for assessing potential impairment have been based on forecast connections and inflation based on 2.5%. Cash flow projections also include forecast maintenance capital expenditure. No impairment charges have been recognised in relation to IEG in the current Financial Year.

PD PORTS GROUP

At 30 June 2008, the balance sheet included goodwill of $169.4 million which was recognised on the acquisition of PD Ports plc in 2006. During the current Financial Year an impairment charge has been recognised for the full value of this goodwill. The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using a growth rate of 0.0% which is below the long-term UK retail price inflation expectations, as this is the relevant assumption for these cash flow streams. A discount rate of 9.35% has been used in the current Financial year (2008: 6.1%).

The goodwill previously recognised related to PD Ports’ conservancy and property segment. This segment includes PD Ports’ right to levy dues and other charges on all vessels using the River Tees. Conservancy dues vary depending mainly on the vessel size and the quantity of cargo carried. The total pre-tax impairment recognised within PD Ports is $373.9 million (£183.0 million) of which $167.0 million relates to goodwill and the balance relates to an impairment charge on the conservancy right asset (refer Note 17). PD Ports’ revenues and cash flows have been significantly impacted as a result of the local and global financial conditions, which has resulted in significantly lower volumes and the potential loss of or significant reduction in volumes from a significant customer. This impact was announced to the market via an ASX announcement by Babcock & Brown Infrastructure and PD Ports on 11 May 2009.

WESTNET RAIL

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by management for the 2010 year with long term projections assumed out to the end of the lease period (i.e. 2049). The length of the projections reflects the long-life nature of WestNet Rail’s assets. In the current Financial Year, a discount rate of 10.23% has been used.

Cash flow projections during the budget period have been based on 2010 forecast volumes with appropriate growth assumptions beyond 2010. Inflation of 2.5% has been included in this analysis. The cash flow projections include forecast maintenance capital expenditure.

In the current year, an impairment charge of $50.9 million has been recognised being a charge against goodwill. This charge is due to lower projected growth in volumes as a result of the local and global financial conditions, an increase in the discount rate compared to the prior year and a decrease in the inflation assumption to 2.5% (2008: 3.0%).

AUSTRALIAN ENERGY TRANSMISSION & DISTRIBUTION (AET&D)

The goodwill associated with the AET&D cash-generating unit arose when the business was acquired by Babcock & Brown Infrastructure as part of the Alinta acquisition. The recoverable amount of WA Gas Networks and Tasmania Gas Pipeline have been determined using value in use calculations based on approved 2010 financial year budgets and financial projections beyond this date. The WA Gas Networks’ projections extend to 2049 whilst the Tasmania Gas Pipeline projection extends to 2072. In the current Financial Year, a discount rate range of 9.29% to 9.95% has been used for impairment purposes.

Cash flow projections for WA Gas Networks have been calculated assuming a revised estimate of the regulatory WACC and tariffs that will apply to the 2010 Access Arrangement reset, updated estimates on new connections and consumption volumes by tariff band and a revised asset management plan. An inflation of rate of 2.5% has been used.

WestNet Energy, which is the asset management business, has been valued using a fair value less cost to sell methodology consistent with prior periods. In determining this fair value less cost to sell amount, an EBITDA multiple has been used.

Babcock & Brown Infrastructure also has equity accounted investments in Multinet Gas Networks and the Dampier Bunbury Natural Gas Pipeline. These investments are valued using fair value less costs to sell using a RAB (Regulated Asset Base) multiple.

In the current Financial Year, a total impairment charge of $232.0 million has been recognised in respect of the AET&D businesses. Of this amount, $106.4 million has been written off the equity accounted investments, with the balance of $125.6 million being charged against goodwill. Key reasons for the impairment charges that have been recognised include lower assumed growth forecasts across the Group as a result of the local and global financial conditions, increased operating costs and maintenance costs in certain assets, lower RAB and EBITDA multiples for those assets that were valued using the fair value less costs to sell methodology and an increased discount rate reflecting higher cost of debt and asset betas.

TASGAS NETWORKS

TasGas Networks was previously included as a cash-generating unit within the Powerco Group. 58% of Powerco New Zealand was sold on 26 February 2009; however, TasGas Networks (previously known as Powerco Australia group) remained within the Babcock & Brown Infrastructure Group.

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by management for the 2010 year with projections out to 2072. The length of the projection reflects the long-life nature of Tasmania Gas Network’s assets. In the current Financial Year, a discount rate of 9.44% has been used (2008: 8.00%).

Cash flow projections have been based on 2010 forecast volumes with assumed growth in connections and throughput included where there is a reasonable basis to do so. Inflation of 2.5% (2008: 2.5%) has been included in the projections together with projections for maintenance capital expenditure.

In the current year, an impairment charge of $38.9 million has been recognised. This includes $4.9 million in relation to goodwill and $34.0 million that has been written off the network assets. The reason for the impairment charge is due to lower forecast growth projections in new customers and throughput as a result of the local and global financial conditions, increased operating costs and maintenance capital expenditure and an increase in the discount rate applied to future cash flows.

EUROPORTS

On 24 December 2008, Babcock & Brown Infrastructure announced that it had signed a Subscription Agreement with a consortium of investors to ultimately sell 40% of the Euroports group. As a result of this transaction that was completed on 28 July 2009, the investment is classified as held-for-sale at 30 June 2009. The total amount of goodwill recognised with the Euroports group as at 30 June 2009 is $608.4 million. This sale is expected to result in a loss of approximately $199.5 million (€114.7 million). Accordingly, an impairment charge has been recognised at 30 June 2009 to write down the Euroports group to its recoverable amount, which includes goodwill of $177.1 million. The balance has been written off intangible assets.

17.	OTHER INTANGIBLE ASSETS

	Conservancy right at cost(1) $’000	Concession arrangements(2),(3) $’000	Permits(4) $’000	Software, licenses and other $’000	Easements and contracts(5),(6) $’000	Total $’000
GROSS CARRYING AMOUNT
Balance at 1 July 2007	1,089,405	1,590,269	49,489	19,948	—	2,749,111

Additions	—	593,007	—	19,872	—	612,879
Acquisitions through a business combination (Note 35)	—	598,937	—	20,613	93,010	712,560
Disposals		(14,516)	—	(356)	—	(14,872)
Other	—	—	—	—	—	—
Net foreign currency Exchange differences	(133,779)	8,231	(5,855)	(2,026)	845	(132,584)

Balance at 30 June 2008	955,626	2,775,928	43,634	58,051	93,855	3,927,094

Additions	—	272,771	—	15,552	4,734	293,057
Acquisitions through a business combination (Note 35)	—	14,270	—	—	14,409	28,679
Disposals	—	—	—	(15,566)	(165)	(15,731)
Transferred to held for sale	—	(769,109)	—	(14,889)	(37,484)	(821,482)
Other	—	(17,504)	—	154	—	(17,350)
Net foreign currency Exchange differences	(8,434)	43,306	8,122	877	1,853	45,724

Balance at 30 June 2009	947,192	2,319,662	51,756	44,179	77,202	3,439,991

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at 1 July 2007	—	104,988	1,725	6,022	—	112,735
Amortisation expense(7)	—	47,330	1,220	8,968	5,163	62,681
Disposals	—	(214)	—	—	—	(214)
Net foreign currency Exchange differences	—	2	(294)	(857)	(41)	(1,190)

Balance at 30 June 2008	—	152,106	2,651	14,133	5,122	174,012

Amortisation expense(7)	—	53,093	1,481	6,153	6,635	67,362
Impairment expense(8)	206,878	22,328	—	—	—	229,206
Disposals	—	—	—	(6,312)	(41)	(6,353)
Transferred to held for sale	—	(66,446)	—	(3,437)	(6,558)	(76,441)
Other	—	5,043	—	(77)	—	4,966
Net foreign currency Exchange differences	1,104	111	298	91	104	1,708

Balance at 30 June 2009	207,982	166,235	4,430	10,551	5,262	394,460

NET BOOK VALUE:
As at 30 June 2008	955,626	2,623,822	40,983	43,918	88,733	3,753,082

As at 30 June 2009	739,210	2,153,427	47,326	33,628	71,940	3,045,531

The Company did not have any intangible assets as at 30 June 2008 or 30 June 2009.

(1)

The conservancy asset was acquired as part of the acquisition of PD Ports plc in 2006 and was recorded at its fair value. The conservancy asset recognised is not amortised as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

PD Ports is the statutory harbour authority for the Ports of Tees and Hartlepool in the North-East of England, and as such is responsible for the safe navigation of the vessels for 11 nautical miles on the River Tees. It operates within a regulatory framework principally embodied in the Tees and Hartlepool Port Authority Act 1966 in performing these functions. In return for these services, PD Ports is entitled to levy ‘conservancy dues’ on all vessels using the River Tees. Conservancy dues vary depending mainly on vessel size and the type and annual quantity of cargo carried. The conservancy dues and associated pilotage charges are enforceable under the Harbours Act 1964 (UK) and PD Ports has statutory powers with regard to their collection.

In the current Financial Year an impairment charge of $206.9 million has been recognised. The recoverable amount of the conservancy asset is determined using a value in use calculation which uses cash flow projections derived from the most recent financial plans approved by management. Further information regarding the impairment calculation is disclosed in Note 16.

(2)

As disclosed in Note 1(ab), Babcock & Brown Infrastructure has adopted all of the new and revised Standards and Interpretations issued by the AASB. As a result, the property, plant & equipment and long term leasehold right at DBCT have been reclassified as though it had always accounted for its service concession arrangements using the method described by the Interpretation.

(3)

Concession arrangements – each of the European ports have key concession arrangements. These are usually awarded by government authorities in that jurisdiction. These concession arrangements allow Babcock & Brown Infrastructure to operate and generate revenue from the use of the port. The concession arrangements have an expiration of between 2016 and 2059 and certain concessions have options to extend the arrangement. These arrangements are being amortised over their useful life, with the expense recognised in the Income Statement. In the current Financial Year, an impairment charge of $22.3 million has been recorded against concession arrangements.

(4)

Permits include the separately identifiable asset acquired as part of the acquisition of Cross Sound Cable in the US. The permit is amortised over the life of the main cable attached to the permit being 40 years, and has 35 years remaining.

(5)	Easement rights relate to the intangible asset that allows the Tasmanian Gas Pipeline business to access the land above the pipeline.
(6)	Contracts relate to contracts with external customers that have been purchased as part of a business combination. These are being amortised over the expected period of benefit from these contracts.
(7)	Amortisation expense is recognised within depreciation, amortisation and impairment charge in the Income Statement.
(8)	Impairment charges are recognised within depreciation, amortisation and impairment charge in the Income Statement.

18.	ASSETS PLEDGED AS SECURITY

In accordance with the security arrangements of liabilities, as disclosed in Note 20 to the Financial Statements, effectively all non-current assets of the Group including those held for sale, have been pledged as security except for goodwill, intangible assets and deferred tax assets. The holder of the security does not have the right to sell or repledge the assets other than in an event of default.

The Group does not hold title to the equipment under finance lease pledged as security.

19.	TRADE AND OTHER PAYABLES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Trade payables(1)	165,421	458,008	4,286	8,388
Interest payable – other entities	84,131	75,479	—	—
Payable to other related parties(2)	12,707	155	499	—
Loan from entity within wholly-owned group – interest bearing(2)	—	—	—	289,384
Loan from entity within wholly-owned group – non-interest bearing(2)	—	—	41,361	105,846
Tax related amounts owing to wholly-owned entities within the tax consolidated group (non-interest bearing)	—	—	165,312	108,144
GST and VAT payable	11,200	21,953	504	1,319
Other	58,730	19,117	5	—
Non-current:
Payable to other related parties – interest bearing(2)	—	—	653,362	291,094
Payable to other related parties – non-interest bearing(2),(3),(4)	—	—	1,502,000	1,349,305
Other	3,290	4,340	—	—

	335,479	579,052	2,367,329	2,153,480

Disclosed in the Financial Statements as:
Current trade and other payables	332,189	574,712	211,967	513,081
Non-current trade and other payables	3,290	4,340	2,134,394	1,640,399

	335,479	579,052	2,346,361	2,153,480

(1)	The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors.
(2)	Further information relating to loans to related parties is set out in Note 39 to the Financial Statements.
(3)

These intercompany loans have terms of up to 10 years. No interest is currently charged on these loans. In accordance with AASB 139, an implied discount rate has been applied against this loan balance in determining the present value. In the current year, a discount of 6.94% has been used.

(4)

A related party to Babcock & Brown Infrastructure Limited has confirmed that this liability, which has terms of up to 10 years, will not be called upon for repayment for 12 months from the date of signing this report.

20.	BORROWINGS

	Consolidated
	2009			2008
	Current $’000	Non-current $’000	Total $’000	Current $’000	Non-current $’000	Total $’000

UNSECURED:
Bank overdrafts	31	—	31	1,771	—	1,771
Bank loans(1)	9,673	764,494	774,167	147,583	573,036	720,619
Subordinated debt(2)	—	79,824	79,824	146,041	208,341	354,382
Hybrid securities(3)	93,938	677,431	771,369	56,842	734,273	791,115
Guaranteed notes(4)	—	446,726	446,726	—	444,061	444,061
Other	—	—	—	895	8,713	9,608

	103,642	1,968,475	2,072,117	353,132	1,968,424	2,321,556

SECURED:
Bank loans(1)	388,868	3,041,325	3,430,193	258,431	3,957,946	4,216,377
Guaranteed notes(4)	—	880,000	880,000	—	1,211,221	1,211,221
Secured bonds(5)	—	119,368	119,368	—	118,963	118,963
Securitised loan notes(6)	—	519,963	519,963	—	531,661	531,661
Commercial paper / standby facility(7)	—	—	—	—	118,166	118,166
US dollar private placement notes(8)	—	—	—	—	181,466	181,466
Other	462	—	462	1,522	—	1,522

	389,330	4,560,656	4,949,986	259,953	6,119,423	6,379,376

	492,972	6,529,131	7,022,103	613,085	8,087,847	8,700,932
Finance leases (Note 33)	788	4,144	4,932	10,587	47,207	57,794
Less: Capitalised borrowing costs	—	(47,330)	(47,330)	—	(60,487)	(60,487)

	493,760	6,485,945	6,979,705	623,672	8,074,567	8,698,239

Babcock & Brown Infrastructure Limited, the Company, did not have any external borrowings as at 30 June 2008 or 30 June 2009.

	Consolidated
	2009			2008
	Current $’000	Non-current $’000	Total $’000	Current $’000	Non-current $’000	Total $’000
1. BANK LOANS
UNSECURED:
WestNet Group bank loan facilities(1)	173	619,494	619,667	306	555,432	555,738
WA Gas Networks & WA Network Holdings club facilities(2)	9,500	145,000	154,500	129,300	—	129,300
Other	—	—	—	17,977	17,604	35,581

	9,673	764,494	774,167	147,583	573,036	720,619

SECURED:
BBI corporate revolving bank debt facility(3)	—	839,694	839,694	—	753,009	753,009
BBI corporate bridge facility(3)	—	—	—	100,000	—	100,000
BBI Networks (New Zealand) revolving facility(3)	—	100,579	100,579	—	99,136	99,136
BBI Finance (UK) revolving facility(3)	168,719	—	168,719	—	176,020	176,020
DBCT bank debt facilities(4)	—	809,900	809,900	—	465,500	465,500
Powerco debt facilities(5)	—	—	—	—	186,375	186,375
Powerco Tasmanian debt facilities(6)	—	—	—	—	126,000	126,000
IEG bank loan facility(7)	14,477	536,122	550,599	—	620,801	620,801
Cross Sound Cable bank loan facility(8)	418	237,030	237,448	288	200,151	200,439
PD Ports group bank loan facilities(9)	205,254	—	205,254	155,312	51,770	207,082
BBI Euroports debt facilities(10)	—	—	—	—	753,957	753,957
BBI Pipe Cat facility(11)	—	518,000	518,000	—	518,000	518,000
Other	—	—	—	2,831	7,227	10,058

	388,868	3,041,325	3,430,193	258,431	3,957,946	4,216,377

	398,541	3,805,819	4,204,360	406,014	4,530,982	4,936,996

(1)	WestNet Rail group facilities comprise the following:
•	$550.0 million term facility maturing June 2011 that is fully drawn (2008: fully drawn).
•	$77.0 million revolving facility maturing June 2011 that is drawn to $69.5 million (2008: $5.4 million).

During the year, WestNet Rail group had a $20.0 million working capital facility which matured and was cancelled in June 2009. The facilities are unsecured with an average interest rate including swaps as at 30 June 2009 of 6.49%.

(2)

The existing WA Gas Networks (formerly Alinta Gas Networks) and WA Network Holdings (formerly Alinta Network Holdings) facilities totaling $165.0 million were refinanced in September 2008. The new facilities totalling $195.0 million include a $20.0 million working capital facility maturing in September 2009 which was drawn to $9.5 million at 30 June 2009. The remainder of the facilities have a maturity date of September 2011 and are drawn to $145.0 million at 30 June 2009. These facilities are unsecured unsubordinated obligations subject to negative pledge covenants. As at 30 June 2009, the average interest rate including swaps is 6.83%.

(3)	Babcock & Brown Infrastructure corporate bank debt facilities consist of:
•

BBI corporate revolver: The facility has a total limit of $843.0 million (comprising of $226.9 million multi-currency tranche (2008: $235.0 million) and US$500.0 million tranche). The facility has an average maturity in December 2011. As at 30 June 2009, the US tranche is fully drawn and the multi-currency tranche is drawn to $223.5 million (2008: $233.6m). The average interest rate including swaps across the facilities as at 30 June 2009 is 8.10%.

•	BBI corporate bridge facility: This facility was entered into in February 2008 for a term of 364 days. This facility was fully repaid on maturity.
•

BBI Networks NZ revolving facility: This facility has a limit of $100.6 million (NZ$125.0 million) and matures in December 2010. As at 30 June 2009, the facility is fully drawn with an average interest rate including swaps of 9.90%.

•

BBI Finance UK revolving facility: This facility has a limit of £82.2 million (2008: £85.0 million) and matures in February 2010. As at 30 June 2009 the facility is fully drawn with an average interest rate including swaps of 8.22%.

These facilities have the benefit of the BBI Deed of Common Provisions and are secured under the BBI Security Trust Deed, ranking pari passu with all other senior secured debt.
(4)	DBCT bank debt facilities comprise the following:
•

$295.0 million term facility maturing in December 2011. The facility was used to fund the Phase 1 expansion of the coal terminal and is guaranteed by FGIC UK Limited. As at 30 June 2009, the facility is drawn to $263.3 million (2008: $207.5 million).

•

$574.0 million term facility. This facility was entered into in February 2008 to fund the Phase 2/3 expansion of the coal terminal. The facility has an average maturity of February 2012. As at 30 June 2009, the facility is drawn to $538.0 million (2008: $258.0 million)

•

$40.0 million term facility. This facility was entered into in October 2008 to finance non-expansionary capex requirements in relation to the terminal. The facility matures in October 2011 and as at 30 June 2009 is drawn to $8.6 million.

These facilities have the benefit of the BBI DBCT Deed of Common Provisions and rank pari passu with all other senior secured debt of DBCT Finance Pty Limited. As at 30 June 2009, the average interest rate on the debt is 5.08%.

(5)

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information. As at 30 June 2008, Powerco had various NZ dollar term and revolving bank debt facilities totalling $198.3 million (NZ$250.0 million) with $186.4 million (NZ$235.0 million) drawn against these facilities. The average maturity of the facilities was October 2009. These facilities had the benefit of the Powerco Security Trust Deed and ranked pari passu with all senior secured debt of Powerco Limited.

(6)

Powerco’s Tasmanian operations were retained within the Babcock & Brown Infrastructure Group and rebranded as TasGas Networks. The debt facilities associated with Powerco Tasmania were repaid in full with the proceeds of the 58% sale of Powerco New Zealand. The bank debt facilities as at 30 June 2008 comprised the following:

•	$40.0 million revolving cash advance facility maturing in August 2010 that was drawn to $36.0 million.
•	$90.0 million term facility that was guaranteed by Syncora Guarantee Inc. maturing in August 2012 and was fully drawn.

(7)	The IEG bank debt facilities comprise the following:
•

Senior facilities totaling £240.6 million (2008: £243.4 million) and a £16.0 million (2008: £16.0 million) junior facility in relation to the IEG UK business maturing in January 2013. As at 30 June 2009, the junior facility is fully drawn ($32.8 million) with the senior facilities drawn to $354.9 million (£172.9 million) (2008: £165.8 million).

•

Bank facilities totaling £67.9 million, drawn to £64.9 million ($133.2 million) in relation to IEG’s Islands businesses with an average maturity in February 2016. As at 30 June 2008 the facility limit was £112.4 million with an average maturity of July 2021. The reduction in the term and facility limit during the period is a result of the sale of the Gascan business.

•	A bank facility for £14.5 million (2008: £15.6 million) in relation to the Power On Connections business. The facility matures in March 2011 and is fully drawn ($29.7 million) as at 30 June 2009.
These facilities are secured by a fixed and floating charge over the assets of the IEG group of companies. As at 30 June 2009, average interest rate across the facilities is 5.63%.

(8)

The Cross Sound Cable loan facility is comprised of amortising term facilities with an available limit as at 30 June 2009 of $238.7 million (US$193.7 million) (2008: US$193.9 million). The term facilities mature in February 2011 and are secured against the assets of the Cross Sound Cable group. The facilities are drawn to $237.4 million (US$192.7 million) (2008: US$192.9 million). Average interest rate as at 30 June 2009 including swaps is 6.10%.

(9)	PD Ports Group bank debt facilities comprise:
•	$153.9 million (£75.0 million) term facility maturity in July 2009. The facility is secured against the assets of BBI Port Acquisitions (UK) and is fully drawn.
•

$51.3 million (£25.0 million) term facility maturity in July 2009. The facility is secured by way of a fixed charge over the portion of the Securitised Loan Notes held by the borrowing subsidiary and is fully drawn.

The average interest rate on the facilities including swaps is 5.69%.
Subsequent to year end, this has been extended by 3 months to October 2009. Refer Note 40 for further information regarding this extension.

(10)

As at 30 June 2009, Babcock & Brown Infrastructure’s investment in the Euroports portfolio was classified as held for sale. Refer Note 37 for further information. As at 30 June 2008, various bank debt facilities entered into for the acquisition of the European ports totaled $1.1 billion (€641.4 million) with an average maturity in February 2011. As at 30 June 2008, the facilities were drawn to $754.0 million (€459.6 million).

(11)

The BBI AET&D No.2 facility put in place in July 2008 refinanced the BBI Pipe Cat facility used to finance the acquisition of the Alinta businesses. The revised facility has an average maturity in July 2011. The facility is fully drawn at $518.0 million (2008: $518.0 million fully drawn). As at 30 June 2009, the average interest rate including swaps is 7.89%.

	Consolidated
	2009			2008
	Current $’000	Non-current $’000	Total $’000	Current $’000	Non-current $’000	Total $’000
2. SUBORDINATED DEBT
Powerco subordinated bonds(1)	—	—	—	—	77,595	77,595
WestNet Rail mezzanine debt(2)	—	—	—	60,000	—	60,000
BBI Euroports shareholder loans(3)	—	—	—	86,041	50,922	136,963
WA Network Holdings subordinated debt(4)	—	79,824	79,824	—	79,824	79,824

	—	79,824	79,824	146,041	208,341	354,382

(1)

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information. As at 30 June 2008, Powerco had $79.3 million (NZ$100.0 million) unsecured subordinated fixed rate bonds on issue which were due to mature in April 2010 and had a fixed coupon of 7.64%. These bonds were subject to fair value hedge accounting and were recorded in the Financial Statements at their fair value of $77.6 million (NZ$98.8 million).

(2)	The WestNet Rail mezzanine loan facility was repaid in full during the period.
(3)

As at 30 June 2009, Babcock & Brown Infrastructure’s investment in the Euroports portfolio was classified as held for sale. Refer Note 37 for further information. As at 30 June 2008 shareholder loans in respect of minority interests in Euroports included:

•

A minority investor had loaned the group $65.2 million (€39.8 million) in respect of their 49% interest in BBI Port Acquisitions Luxembourg. $26.6 million (€16.2 million) of these loans were non-interest bearing and in accordance with AASB 139, an implied discount rate of 5.86% was applied against the loan balance in determining the present value of $12.3 million. A further loan of $38.7 million (€23.6 million) had a maturity date of 2016 and as at 30 June 2008 the interest on this loan was 6.52%.

•

A minority investor had loaned the Group $86.0 million (€52.6 million) in respect of their interest in Benelux Port Holdings S.A. These loans had a 15-year term maturing in 2022, or earlier in accordance with put and call options, and are unsecured and interest bearing (subject to certain conditions). As disclosed in Note 40, subsequent to year end the put was exercised and a partial settlement occurred.

(4)

As at 30 June 2009, WA Network Holdings (formerly Alinta Network Holdings) has approximately $79.8 million of subordinated debt outstanding, maturing in July 2018. Average interest rate on the debt at 30 June 2009 is 5.83%

	Consolidated
	2009			2008
	Current $’000	Non-current $’000	Total $’000	Current $’000	Non-current $’000	Total $’000
3. HYBRID SECURITIES
BBI Networks (NZ) SPARCS(1)	93,938	—	93,938	56,842	56,842	113,684
BBI EPS(2)	—	677,431	677,431	—	677,431	677,431

	93,938	677,431	771,369	56,842	734,273	791,115

(1)

BBI Networks (NZ) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS) comprises a subordinated bond issued by BBI Networks (New Zealand) Limited (BBINNZ) which is convertible in certain circumstances into Stapled Securities of Babcock & Brown Infrastructure. As at 30 June 2009 119,041,816 SPARCS were on issue at a face value of NZ$119.0 million (2008: 146,204,109, face value NZ$146.2 million).

The initial interest rate on the SPARCS is fixed at 8.5% to the first reset date. BBINNZ may change the interest rate on each reset date with the first reset date in November 2009. Thereafter, BBINNZ may set reset dates at its absolute discretion. SPARCS may be converted in certain circumstances either at the request of a SPARCS holder or at the option of BBINNZ. In the event that SPARCS are to be converted, BBINNZ shall determine, at its absolute discretion, whether the SPARCS are to be exchanged for Stapled Securities, redeemed for cash; or converted for a combination of Stapled Securities and cash. During the year, a total of 27,162,293 SPARCS were converted into Babcock & Brown Infrastructure Stapled Securities (2008: 25,357). Refer Note 26 for further information.

Babcock & Brown Infrastructure Trust and Babcock & Brown Infrastructure Limited have provided a subordinated undertaking to pay all amounts required by BBINNZ under the terms of issue of SPARCS to the extent such amounts are not paid by BBINNZ. The SPARCS are subordinated debt obligations of BBINNZ. In the event of winding up or liquidation, SPARCS are subordinated to, and rank behind the claims of senior creditors of BBINNZ.

(2)	In August 2007, 778,656,840 BBI Exchangeable Preference Shares (BBI EPS) were issued by BBI EPS Limited as part of the Alinta Share Scheme to acquire the Alinta businesses.

The dividend rate on the EPS is based on the BBSW plus a margin of 1.15%. On a reset date (the first of which is 1 July 2012), BBI EPS Limited may reset certain terms of the EPS including the dividend rate. At certain times including a reset date, at the option of BBI EPS Limited, it may redeem the EPS for cash, convert into Stapled Securities of Babcock & Brown Infrastructure or a combination of the two. The EPS holder may not request a redemption of the EPS but may choose to elect on a reset date, to accept the reset terms (if applicable) or request for an exchange of the EPS. If the EPS holder requests for an exchange, BBI EPS Limited may redeem for cash, resell or convert into Stapled Securities or a combination of the above.

The BBI EPS holders have the benefit of an unsecured and subordinated guarantee in respect of all payments on BBI EPS from Babcock & Brown Infrastructure Trust and Babcock & Brown Infrastructure Limited. This guarantee ranks above Babcock & Brown Infrastructure Stapled Securities and ranks equally with Babcock & Brown Infrastructure’s obligations in connection with SPARCS.

	Consolidated
	2009			2008
	Current $’000	Non-current $’000	TOTAL $’000	Current $’000	Non-current $’000	TOTAL $’000
4. GUARANTEED NOTES
Unsecured:
Alinta Network Holdings fixed & floating rate notes(3)	—	446,726	446,726	—	444,061	444,061
Secured:
DBCT fixed & floating rate notes(1)	—	880,000	880,000	—	880,000	880,000
Powerco notes – at amortised cost(2)	—	—	—	—	142,755	142,755
Powerco notes – at fair value(2)	—	—	—	—	188,466	188,466

	—	880,000	880,000	—	1,211,221	1,211,221

	—	1,326,726	1,326,726	—	1,655,282	1,655,282

(1)	DBCT Finance Pty Limited has the following fixed and floating rate notes on issue:
•	$150.0 million fixed rate notes at 6.25% maturing in June 2016.
•	$200.0 million floating rate notes at BBSW + 0.25% maturing in June 2016.
•	$230.0 million floating rate notes at BBSW + 0.30% maturing in June 2021;.
•	$100.0 million floating rate notes at BBSW + 0.37% maturing in June 2026.
The above fixed and floating rate notes are guaranteed by Syncora Guarantee Inc. (previously known as XL Capital Assurance Inc).
•	$200.0 million of floating rate notes at BBSW + 0.29% maturing in December 2022. These notes are guaranteed by FGIC UK Limited.
These fixed and floating rate notes are further secured over:
•	units and shares held in DBCT Trust and DBCT Management Pty Limited (Guarantors);
•	fixed and floating charge over all of the assets of the Issuer and Guarantors.
•	real property mortgages granted by the Guarantors.
These notes rank pari passu with all other senior secured debt of DBCT Finance Pty Limited. As at 30 June 2009 the average interest rate on the notes including swaps is 6.73%.

(2)

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information.

As at 30 June 2008 Powerco Limited has the following guaranteed bonds on issue:
•	NZ$100.0 million fixed rate bonds at 6.22% maturing in March 2011.
•	NZ$100.0 million fixed rate bonds at 6.39% maturing in March 2013.
•	NZ$50.0 million fixed rate bonds at 6.53% maturing in June 2015.
The above fixed rate bonds are subject to fair value hedge accounting and are recorded in the accounts at their fair value of $188.5 million (NZ$237.6 million).
•	NZ$130.0 million fixed rate bonds at 6.59% maturing in September 2012.
•	NZ$50.0 million fixed rate bonds at 6.74% maturing in September 2017.

These bonds are secured unsubordinated obligations of Powerco Limited and payment obligations under the bonds are further guaranteed on an unsecured basis by Syncora Guarantee Inc. (previously known as XL Capital Assurance Inc.)

(3)	WA Network Holdings (formerly Alinta Network Holdings) has existing guaranteed notes on issue as follows:
•

$200.0 million fixed rate notes at 5.75% maturing in September 2010. The carrying value of these fixed rate notes as at 30 June 2009 is $196.7 million (2008: $194.1 million) being the amortised fair value of the notes on acquisition of WA Network Holdings.

•	$250.0 million floating rate notes at BBSW + 0.26% maturing in September 2012.

These notes are unsecured, unsubordinated obligations of WA Network Holdings with the interest and payment obligations guaranteed by Financial Security Assurance Pty Limited. As at 30 June 2009, the average interest rate on the notes including swaps is 5.69%.

5. SECURED BONDS

BBI Networks (NZ) Limited has on issue $119.4 million (NZ$148.35 million) in secured bonds maturing in November 2012 (2008: NZ$150 million). The bonds rank pari passu to Babcock & Brown Infrastructure’s other senior secured debt obligations and have the benefit of the BBI Deed of Common Provisions and BBI Security Trust Deed. As at 30 June 2009, these bonds have a fixed coupon of 8.5%.

6. SECURITISED LOAN NOTES

PD Ports securitised loan notes consist of the following:

•	$297.6 million (£145.0 million) ‘A’ rated notes maturing March 2024 with a fixed coupon of 7.13%; and

•	$143.7 million (£70.0 million) ‘BBB’ rated notes maturing March 2028 with a fixed coupon of 8.24%.

The loan notes are secured by way of a fixed and floating charge over the assets of PD Portco Limited, the holding company of the major operating PD Ports entities, and its subsidiary companies, and are repayable by instalments from 2011. The carrying value of these loan notes as at 30 June 2009 is $520.0 million (£253.3 million) (2008: £256.7 million), being the amortised fair value.

7. COMMERCIAL PAPER/STANDBY FACILITY

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information.

As at 30 June 2008 Powerco Limited had established a commercial paper facility to enable it to borrow money from the debt capital market. The programme was supported by a standby cash advance facility of $158.6 million (NZ$200.0 million) and as at 30 June 2008, total outstanding commercial paper on issue was $34.9 million (NZ$44.0 million) with a further $83.3 million (NZ$105.0 million) drawn against the standby facility. The facility had the benefit of the Powerco Security Trust Deed and ranks pari passu with all senior secured debt of Powerco Limited.

8. US DOLLAR PRIVATE PLACEMENT NOTES

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information.

As at 30 June 2008, Powerco Limited has the following notes on issue to US institutional investors:

•	NZ$109.3 million equivalent fixed rate notes at 5.67% maturing November 2016;

•	NZ$90.8 million equivalent fixed rate notes at 5.57% maturing November 2015; and

•	NZ$94.2 million equivalent fixed rate notes at 5.47% maturing November 2014.

The notes are secured unsubordinated debt obligations of Powerco Limited and rank pari passu with all other senior secured debt of Powerco Limited. The fair value of these US dollar private placement notes as at 30 June 2008 was $181.5 million (NZ$228.8 million).

21.	OTHER FINANCIAL LIABILITIES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Derivatives
Current:
Foreign currency swaps	2,660	4,737	—	—
Interest rate swaps	51,798	27	—	—
Non-current:
Foreign currency swaps	6,365	2,285	—	—
Interest rate swaps	197,004	115,068	—	—

	257,827	122,117	—	—

Other financial liabilities
Current:
Loan – other(1)	60,859	57,415	—	—
Other	1,798	1,697	—	—
Non-current:
Other	3,966	4,438	—	—

	66,623	63,550	—	—

	324,450	185,667	—	—

Disclosed in the Financial Statements as:
Current other financial liabilities	117,116	63,876	—	—
Non-current other financial liabilities	207,334	121,791	—	—

	324,450	185,667	—	—

(1)	This unsecured loan from an external party was subsequently repaid on 28 July 2009. As at 30 June 2009, this loan incurred a rate of interest of 9.0%.

22.	PROVISIONS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Employee benefits	13,585	36,737	—	—
Other	2,664	1,671	—	—
Non-current:
Employee benefits	16,763	21,412	—	—
Asset retirement obligation	31,909	29,422	—	—
Insurance claim provision	1,217	1,093	—	—
Duty provision	15,682	10,006	—	—
Other provisions	1,942	6,778	—	—

	83,762	107,119	—	—

Disclosed in the Financial Statements as:
Current provisions	16,249	38,408	—	—
Non-current provisions	67,513	68,711	—	—

	83,762	107,119	—	—

	Repayment to DBCT customers $’000	Asset retirement obligation(1) $’000	Insurance provision $’000	Duty provision $’000	Other provisions $’000

Balance at 1 July 2007	5,744	2,265	19,122	—	—
Additional provisions recognised	—	—	—	700	—
Liability acquired as part of a business combination	—	27,275	—	9,306	8,449
Payments made in respect of provisions	(5,744)	—	(12,506)	—	—
Reductions arising from remeasurement	—	(118)	(5,523)	—	—

Balance at 30 June 2008	—	29,422	1,093	10,006	8,449

Additional provisions recognised	—	206	141	5,676	32,723
Liability acquired as part of a business combination	—	1,897	—	—	2,990
Payments made in respect of provisions	—	—	—	—	(3,466)
Reductions arising from remeasurement	—	—	—	—	(1,007)
Transferred to held for sale	—	—	—	—	(33,609)
Exchange differences	—	384	(17)	—	(1,474)

Balance at 30 June 2009	—	31,909	1,217	15,682	4,606

(1)

Asset retirement obligations represent the present value of future estimated costs to decommission and restore the environment of certain assets. The present value of the decommissioning costs has been determined using a risk-free discount rate. The assumed costs of decommissioning are based on current best estimates and therefore uncertainty exists as to the actual costs to be incurred. The actual costs are expected to be incurred towards the end of the useful lives of the asset.

23.	OTHER LIABILITIES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Current:
Deferred income	9,865	14,345	—	—
Acquisition earn-out/deferred settlement(1)	—	78,065	—	—
Other	—	1,356	—	—
Non-current:
Deferred income	204,623	125,015	—	—
Acquisition earn-out/deferred settlement(1)	—	77,689	—	—
Other	474	913	—	—

	214,962	297,383	—	—

Disclosed in the Financial Statements as:
Current other liabilities	9,865	93,766	—	—
Non-current other liabilities	205,097	203,617	—	—

	214,962	297,383	—	—

(1)

During the prior Financial Year, Babcock & Brown Infrastructure purchased controlling interests in Manuport Group NV and Westerlund Group NV. In relation to the Manuport acquisition, the purchase price has a variable element. This consists of four potential earn-outs. The Directors of Babcock & Brown Infrastructure have made an estimate of the total amount of this variable component that is likely to be paid based on the information to date. These amounts have been discounted to their present value where appropriate. The Westerlund acquisition has deferred settlement components as part of the acquisition purchase price. These liabilities have been settled in the current Financial Year.

As disclosed in Note 37 to the financial statements, the Euroports business is treated as held for sale at 30 June 2009.

During the Financial Year, a claim was made by the Ministry of Finance / Regional Director of Customs and Excise (Antwerp, Belgium) against two subsidiaries of Babcock & Brown Infrastructure for allegedly failing to pay customs duties and excise due on goods in 2004. As disclosed in Note 32 (xviii), the previous owners have agreed to indemnify Babcock & Brown Infrastructure for an amount of $27.0 million (€15.5 million). Accordingly, this amount has been deducted from the deferred amounts owing.

24.	DEFINED BENEFIT SUPERANNUATION PLANS

The Group operates defined benefit superannuation plans within the IEG and PD Ports businesses, and two minor defined benefit plans at SHRU and TRI. IEG operates four defined benefit superannuation plans whilst PD Ports operates three plans. Under the plans, the employees are entitled to retirement benefits varying between 0% and 67% of final salary at retirement. No other post-retirement benefits are provided to these employees.

The defined benefit superannuation plans are funded plans. Superannuation plans compute their obligations in accordance with Accounting Standard AAS 25 ‘Financial Reporting by Superannuation Plans’ which prescribes a different measurement basis to that applied in this financial report. The net surplus/(deficit) determined in the plans’ most recent financial report are as follows:

Scheme	Date of last actuary report	Assets as a percentage of liabilities	Net surplus/ deficit	Amount $’000
International Energy Group	1 January 2006	114%	Net surplus	764
Guernsey Gas & Kosangas (Guernsey) Limited	1 January 2006	166%	Net surplus	5,778
Jersey Gas Company Limited	1 January 2006	96%	Net deficit	(388)
Manx Gas Limited	6 April 2007	72%	Net deficit	(2,613)
Stanplan F	1 January 2008	121%	Net surplus	911
Durhams Scheme	1 April 2006	83%	Net deficit	(647)
THPA Scheme	31 December 2006	101%	Net surplus	1,232
SHRU GmbH	10 June 2008	N/A	Net deficit	(362)

The plan actuaries have recommended that additional contributions beyond the current contribution level be made to eliminate the deficit over a 15-year period (Manx Gas) and a 10- year period (Jersey Gas).

Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates and salary increases.

Additional contributions expected to be made in 2009 are $0.3 million Manx Gas and $0.1 million for Jersey Gas.

	2009%	2008%
Key assumptions used (expressed as weighted averages):
Discount rate(s)	6.3	6.5
Expected return on plan assets	6.3	6.9
Expected rate(s) of salary increase	4.3	5.5

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:
Current service cost	6,375	6,695	—	—
Interest cost	16,561	14,667	—	—
Expected return on plan assets	(19,314)	(19,730)	—	—
Actuarial (gains)/losses recognised in the year	(3,513)	775	—	—
Curtailments or settlements	—	—	—	—

Total included in employee benefit expense in the Income Statement	109	2,407	—	—

Actuarial (gains)/losses incurred during the year and recognised in the Income Statement	(3,513)	775	—	—

The amount included in the Balance Sheet arising from the entity’s obligations in respect of its defined benefit plans is as follows:
Present value of funded defined benefit obligations	(264,364)	(260,851)	—	—
Fair value of plan assets	237,451	266,997	—	—

	(26,913)	6,146	—	—

Present value of unfunded defined benefit obligations	—	—	—	—

(Deficit)/surplus	(26,913)	6,146	—	—

Net actuarial gains and losses not recognised	61,471	28,790	—	—

Net asset arising from defined benefit obligations	34,558	34,936	—	—

Included in the Balance Sheet:
Defined benefit asset (Note 11)	37,486	38,016	—	—
Defined benefit liability	(2,928)	(3,080)	—	—

Net asset arising from defined benefit obligations	34,558	34,936	—	—

Movements in the present value of the defined benefit obligations in the current period were as follows:
Opening defined benefit obligation	(260,851)	(280,333)	—	—
Current service cost	(6,375)	(6,695)	—	—
Interest cost	(16,561)	(14,667)	—	—
Contributions from plan participants	(599)	(581)	—	—
Actuarial losses/(gains)	6,233	(538)	—	—
Liabilities extinguished on settlements	7	408	—	—
Liabilities assumed in a business combination	—	(3,368)	—	—
Exchange differences on foreign plans	2,393	35,353	—	—
Benefits paid	9,463	7,642	—	—
Other	1,926	1,928	—	—

Closing defined benefit obligation	(264,364)	(260,851)	—	—

Movements in the present value of the plan assets in the current period were as follows:
Opening fair value of plan assets	266,997	321,329	—	—
Expected return on plan assets	19,314	19,730	—	—
Actuarial losses	(40,563)	(29,439)	—	—
Exchange differences on foreign plans	(880)	(38,293)	—	—
Contributions from the employer	1,901	3,334	—	—
Contributions from plan participants	2,097	—	—	—
Benefits paid	(9,102)	(7,642)	—	—
Other	(2,313)	(2,022)	—	—

Closing fair value of plan assets	237,451	266,997	—	—

The actual return on plan assets was $21.1 million (2008: $13.7 million).

The analysis of the plan assets and the expected rate of return at the Balance Sheet date are as follows:

	Expected return		Fair value of plan assets
	2009%	2008%	2009 $’000	2008 $’000
Equity instruments	8.2	8.5	87,428	101,050
Debt instruments	4.9	5.7	96,936	108,096
Property	6.7	7.2	19,335	26,832
Other assets (unitised with profits, policies and bonds)	5.6	5.4	33,752	31,019

Weighted average expected return	6.3	6.9	237,451	266,997

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected returns is based on historical return trends and analysts’ predictions of the market for the asset in the next twelve months.

The history of experience adjustments is as follows:

	Consolidated
	2009 $’000	2008 $’000	2007 $’000	2006 $’000
Fair value of plan assets	237,451	266,997	321,329	310,625
Present value of defined benefit obligations	(264,364)	(260,851)	(280,333)	(259,513)
(Deficit)/surplus	(26,913)	6,146	40,996	51,112
Experience adjustments on plan liabilities – losses/(gains)	6,233	(538)	21,018	(18,248)
Experience adjustments on plan assets – losses/(gains)	(40,563)	(29,439)	9,921	(7,768)

25.	CAPITALISED BORROWING COSTS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Borrowing costs capitalised during the Financial Year (Note 4)	20,454	37,127	—	—
Weighted average capitalisation rate on funds borrowed generally	5.58%	7.47%	—	—

26.	ISSUED CAPITAL

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
2,591,767 fully paid ordinary Stapled Securities (2008: 2,375,741)	2,811,318	2,790,483	44,051	41,802

	Consolidated 2009
	Date	Number ’000	Issue price ($) per Security	$’000
FULLY PAID ORDINARY STAPLED SECURITIES
Balance at beginning of Financial Year		2,375,741		2,790,483
Conversion of BBINNZ SPARCS to BBI Stapled Securities	18 May 2009	205,219	0.098	20,194
Conversion of BBINNZ SPARCS to BBI Stapled Securities	20 May 2009	10,807	0.098	1,063
Equity component of BBINNZ SPARCS				(422)

Balance at end of Financial Year		2,591,767		2,811,318

	Company 2009
	Date	Number ’000	Issue price ($) per Security	$’000
FULLY PAID ORDINARY SHARES
Balance at beginning of Financial Year		2,375,741		41,802
Conversion of BBINNZ SPARCS to BBI Stapled Securities	18 May 2009	205,219	0.010	2,136
Conversion of BBINNZ SPARCS to BBI Stapled Securities	20 May 2009	10,807	0.010	113

Balance at end of Financial Year		2,591,767		44,051

	Consolidated 2008
	Date	Number ’000	Issue price ($) per Security	$’000
FULLY PAID ORDINARY STAPLED SECURITIES
Balance at beginning of Financial Year		1,842,303		2,203,650
Conversion of BBINNZ SPARCS to BBI Stapled Securities	21 Aug 2007	10	1.735	17
Securities issued in relation to the Alinta acquisition	31 Aug 2007	380,808	1.522	579,514
Fair value adjustment to securities issued in relation to the Alinta acquisition			0.188	71,668
Final distribution paid from contributed equity (Note 30)	3 Sep 2007			(110,016)
Securities issued in relation to the Alinta acquisition	6 Sep 2007	4,029	1.650	6,647
Babcock & Brown placement	31 Oct 2007	38	1.690	64
Conversion of BBINNZ SPARCS to BBI Stapled Securities	19 Nov 2007	3	1.730	5
Distribution reinvestment plan Stapled Securities issued	19 Feb 2008	43,269	1.230	53,206
Security purchase plan	29 Feb 2008	25,592	1.286	32,919
Interim distribution paid from contributed equity (Note 30)	29 Feb 2008			(122,742)
Securities issued in relation to the 26% acquisition of WestNet Rail minority interests	31 Mar 2008	79,689	1.024	81,594
Security issue costs				(6,139)
Tax adjustment				96

Balance at end of Financial Year		2,375,741		2,790,483

	Company 2008
	Date	Number ’000	Issue price ($) per Security	$’000
FULLY PAID ORDINARY SHARES
Balance at beginning of Financial Year		1,842,303		26,244
Conversion of BBINNZ SPARCS to BBI Stapled Securities	21 Aug 2007	10	0.017	—
Securities issued in relation to the Alinta acquisition	31 Aug 2007	380,808	0.017	6,375
Fair value adjustment to securities issued in relation to the Alinta acquisition			0.002	788
Securities issued in relation to the Alinta acquisition	6 Sep 2007	4,029	0.018	73
Babcock & Brown placement	31 Oct 2007	38	0.026	1
Conversion of BBINNZ SPARCS to BBI Stapled Securities	19 Nov 2007	3	0.017	—
Distribution reinvestment plan Stapled Securities issued	19 Feb 2008	43,269	0.061	2,660
Security purchase plan	29 Feb 2008	25,592	0.064	1,646
Securities issued in relation to the 26% acquisition of WestNet Rail minority interests	31 Mar 2008	79,689	0.051	4,080
Security issue costs				(161)
Tax adjustment				96

Balance at end of Financial Year		2,375,741		41,802

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the Group does not have a limited amount of authorised capital and issued shares do not have a par value.

ORDINARY STAPLED SECURITIES

Ordinary Stapled Securities entitle the holder to vote, to participate in dividends/distributions, and the proceeds on winding up the Group in proportion to the number of and amounts paid on the Stapled Securities held.

STAPLED SECURITIES

The shares in the Company and the units in the Trust are combined and issued as a Stapled Security. The shares in the Company and the units in the Trust cannot be traded separately and can only be traded as Stapled Securities. Interpretation 1001 ‘Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements’ requires one of the stapled entities of an existing stapled structure to be identified as the parent entity for the purpose of preparing consolidated Financial Reports. In accordance with this requirement, Babcock & Brown Infrastructure Limited has been identified as the parent entity of the Group comprising Babcock & Brown Infrastructure Limited and its controlled entities and Babcock & Brown Infrastructure Trust and its controlled entities (the Group).

GROUP FORMATION AND TERMINATION

On 29 April 2002 the Company was incorporated and the Trust formed. On 18 June 2002, the issued units of the Trust and the issued shares of the Company were stapled (Stapled Securities). On this date, the Stapled Securities were issued to the public through an Initial Public Offering and were listed on the Australian Securities Exchange on 24 June 2002.

The shares in the Company and the units in the Trust will remain stapled from the 18 June 2002 until the earlier of the Company ceasing to exist or being wound up or the Trust being dissolved in accordance with the provisions of the Trust Constitution.

27.	RESERVES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Foreign currency translation reserve	(82,112)	(98,619)	—	—
Other reserve	2,124	13,822	1,108,757	1,108,757
General reserve	—	220	—	—
Hedging reserve	(77,622)	70,213	—	—

	(157,610)	(14,364)	1,108,757	1,108,757

FOREIGN CURRENCY TRANSLATION RESERVE
Balance at beginning of Financial Year	(98,619)	(7,293)	—	—
(Gain)/loss recycled on disposal of foreign subsidiary	(10,192)	—	—	—
Transferred to equity relating to non-current assets classified as held for sale	(7,505)	—	—	—
Translation of foreign operations	34,204	(91,326)	—	—

Balance at end of Financial Year	(82,112)	(98,619)	—	—

Exchange differences relating to the translation from New Zealand dollars, Great British pounds, Euros and United States dollars being the functional currency of Babcock & Brown Infrastructure’s foreign controlled entities in New Zealand, United Kingdom, Channel Islands (Guernsey & Jersey), Europe and United States into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
OTHER RESERVE
Balance at beginning of Financial Year	13,822	—	1,108,757	861,863
Recognised in current year	(11,698)	13,822	—	323,092
Transferred to retained earnings (Note 28)	—	—	—	(76,198)

Balance at end of Financial Year	2,124	13,822	1,108,757	1,108,757

Other reserve represents the amortisation to present value of related party loans that are not currently interest bearing. The majority of these loans have been discounted using a rate of 6.94%. Refer to Note 19 for further details.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
GENERAL RESERVE
Balance at beginning of Financial Year	220	214	—	—
Recognised in current year	(701)	6	—	—
Transferred to equity relating to non-current assets classified as held for sale	481	—	—	—

Balance at end of Financial Year	—	220	—	—

This general reserve is recognised predominantly in Water Container Transport based in Belgium. Under local Flemish law, a company is required to put aside certain amounts when paying a dividend to its parent entity within the first 12 months of acquisition.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
HEDGING RESERVE
Balance at beginning of Financial Year	70,213	63,812	—	—
(Loss)/gain recognised:
Interest rate and foreign currency swaps	(217,998)	14,276	—	—
Share of reserves of associates	(9,603)	(5,481)	—	—
Gain recognised on disposal of subsidiary	15,403	—	—	—
Reversal of amortisation on fair value adjustment	—	1,987	—	—
Deferred tax arising on hedges	73,043	(47)	—	—
Transferred to equity relating to non-current assets classified as held for sale	38,875	—	—	—
Transferred to profit or loss	(47,555)	(4,334)	—	—

Balance at end of Financial Year	(77,622)	70,213	—	—

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss.

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the Income Statement:

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Net hedge loss/(gain)	47,555	(4,334)	—	—

28.	RETAINED EARNINGS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Balance at beginning of Financial Year	13,926	120,866	(19,940)	(36,265)
Net loss attributable to members of the parent entity	(953,899)	(39,092)	(904,638)	(59,873)
Transferred from reserves (Note 27)	—	—	—	76,198
Distribution provided for or paid (Note 30)	(59,393)	(67,848)	—	—

Balance at end of Financial Year	(999,366)	13,926	(924,578)	(19,940)

29.	LOSS PER SECURITY

	2009 cents per security	2008 cents per security
Basic and diluted loss per security:
From continuing operations	(35.29)	(1.22)
From discontinued operations	(5.40)	(0.79)

Total basic and diluted loss per security	(40.69)	(2.01)

The loss and weighted average number of ordinary securities used in the calculation of basic and diluted loss per security are as follows:

	2009 $’000	2008 $’000
Loss	(977,130)	(44,442)
Loss from continuing operations	(847,308)	(26,958)

	2009 No.’000	2008 No.’000
Weighted average number of ordinary securities for the purposes of basic and diluted loss per Security	2,401,131	2,206,920

Loss used in the calculation of total basic and diluted loss per Security and basic and diluted earnings per Security from continuing operations reconciles to net loss in the Income Statement as follows:

	2009 $’000	2008 $’000
Net loss	(977,130)	(44,442)
Loss used in the calculation of basic and diluted EPS	(977,130)	(44,442)
Adjustments to exclude loss for the period from discontinued operations	129,822	17,484

Loss used in the calculation of basic and diluted EPS from continuing operations	(847,308)	(26,958)

The Group has on issue hybrid securities in the form of SPARCS and BBI Exchangeable Preference Shares (BBI EPS) (ASX:BEPPA). These may be convertible to equity under specific circumstances. They have not been included in the calculation of dilutive loss per security as they have an anti-dilutive impact.

30.	DISTRIBUTIONS

	2009		2008
	Cents per Security	Total $’000	Cents per Security	Total $’000
RECOGNISED AMOUNTS FULLY PAID SECURITIES
Final distribution:
Paid from retained earnings	—	59,393	—	23,551
Paid from contributed equity	—	—	—	110,016

	2.50	59,393	7.25	133,567

Interim distribution:
Paid from retained earnings	—	—	—	44,297
Paid from contributed equity	—	—	—	122,742
	—	—	7.50	167,039

	2.50	59,393	14.75	300,606

Babcock & Brown Infrastructure paid a final distribution of 2.50 cents per Stapled Security in September 2008, which resulted in a total distribution for the Financial Year ended 30 June 2008 being 10.00 cents per Stapled Security.

On 5 November 2008, Babcock & Brown Infrastructure announced that it had elected to suspend Stapled Security distributions until further notice.

31.	COMMITMENTS FOR EXPENDITURE

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
(A) CAPITAL EXPENDITURE COMMITMENTS
Plant and equipment
Not longer than one year	11,461	345,201	—	—
Longer than one year and not longer than five years	—	78,403	—	—
Longer than five years	—	518	—	—

	11,461	424,122	—	—

Intangible assets
Not longer than one year	31,204	6,445	—	—
Longer than one year and not longer than five years	—	—	—	—
Longer than five years	—	—	—	—

	31,204	6,445	—	—

Network system and other information technology
Not longer than one year	—	6,559	—	—
Longer than one year and not longer than five years	—	—	—	—
Longer than five years	—	—	—	—

	—	6,559	—	—

Acquisition of minority interests
Not longer than one year	130,400	91,155	—	—
Longer than one year and not longer than five years	—	—	—	—
Longer than five years	—	—	—	—

	130,400	91,155	—	—

Share of associates’ capital expenditure commitments
Not longer than one year	88,451	65,485	—	—
Longer than one year and not longer than five years	39,900	30,287	—	—
Longer than five years	—	—	—	—

	128,351	95,772	—	—

(B) OTHER EXPENDITURE COMMITMENTS Network systems and information technology
Not longer than one year	18,381	51,313	—	—
Longer than one year and not longer than five years	22,200	40,078	—	—
Longer than five years	8,809	2,664	—	—

	49,390	94,055	—	—

Maintenance commitments
Not longer than one year	—	729	—	—
Longer than one year and not longer than five years	—	638	—	—
Longer than five years	—	—	—	—

	—	1,367	—	—

Other commitments
Not longer than one year	374	—	—	—
Longer than one year and not longer than five years	703	—	—	—
Longer than five years	—	—	—	—

	1,077	—	—	—

Management charges payable to BBIM under the Babcock & Brown Infrastructure Management Agreement(1)
Not longer than one year	7,900	7,900	7,900	7,900
Longer than one year and not longer than five years	31,600	31,600	31,600	31,600
Longer than five years	126,400	134,300	126,400	134,300

	165,900	173,800	165,900	173,800

Share of associates’ other expenditure commitments
Not longer than one year	22,094	7,788	—	—
Longer than one year and not longer than five years	44,350	33,377	—	—
Longer than five years	26,157	8,977	—	—

	92,601	50,142	—	—

(1)

Subsequent to year end, as disclosed in Note 40, Babcock & Brown Infrastructure announced that it had agreed terms of separation from Babcock & Brown and the internalisation of its management. The agreement reached between the parties is subject to approval by Babcock & Brown Infrastructure’s corporate lenders. Should this be approved, the management charges payable to BBIM under the Management Agreement would no longer be payable.

(C) LEASE COMMITMENTS

Finance lease liabilities and non-cancellable operating lease commitments are disclosed in Note 33 to the Financial Statements.

32.	CONTINGENT LIABILITIES AND CONTINGENT ASSETS

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
CONTINGENT LIABILITIES
Responsible Entity incentive fee for the year ended 30 June 2005(1)	7,106	7,106	—	—
Disputes with taxation authorities(2)	145,300	143,800	—	—
Letters of credit(3)	13,552	21,927	—	—
Bank and other guarantees(4)	45,547	27,768	—	—
Acquisition earn-outs(5)	8,694	12,188	—	—
Claim by contractor(6)	26,800	44,100	—	—
Contingent advisory incentive fees(7)	—	5,887	—	—
Claim by excise and customs(18)	4,347	—	—	—

CONTINGENT ASSETS
Claim by contractor(6)	26,800	44,100	—	—
Contingent advisory incentive fees(5)	8,694	12,188	—
Contingent advisory incentive fees(7)	—	5,887	—	—
Letters of credit(3)	823	2,625	—	—
Insurance/litigation proceeds in respect of incident at DBCT(8)	11,766	6,100	—	—
DBCT revenue(9)	8,636	—	—	—
Other	328	342	—	—

(1)

Pursuant to the governing documents of the Group and the Management Agreements, Babcock & Brown Infrastructure may become liable for the payment of the third installment of the Responsible Entity Incentive Fee calculated for the year ended 2005. The payment of this installment is dependent upon the outperformance by Babcock & Brown Infrastructure relative to the ASX 200 Accumulated Index calculated as at 30 June each year. Refer to Note 39 for further information.

(2)

Babcock & Brown Infrastructure operates in many countries, each with separate taxation authorities and differing regulations which results in significant complexity. Babcock & Brown Infrastructure is involved in discussions with taxation authorities in numerous jurisdictions at any given time and is currently involved in a dispute with the Australian Taxation Office (ATO) which may result in material taxation liabilities.

This dispute involves the deductibility of certain payments made in relation to the long term lease of DBCT. Some of the payments in dispute are ongoing. The ATO has issued amended assessments to Babcock & Brown Infrastructure for the years ending 30 June 2002 to 2007. The amended assessments are for primary tax of $101.9 million plus interest of $43.4 million (calculated to 30 June 2009). Based on the projected tax loss of the Babcock & Brown Infrastructure Limited tax consolidated group, no additional primary tax payable would arise in respect of the Financial Years ended 30 June 2008 and 30 June 2009 if the ATO’s position were upheld.

Babcock & Brown Infrastructure has paid 50% of the primary tax and interest in order to mitigate interest accruing on the disputed liability. Babcock & Brown Infrastructure is confident that its position will be upheld in the Federal Court. If this is the case the amount deposited will be refunded with interest. This deposit is recognised as a financial asset (refer Note 9).

Babcock & Brown Infrastructure has also been advised by a state body that it intends to raise an assessment for duty against a Babcock & Brown Infrastructure subsidiary in relation to a previous acquisition. The basis, timing and amount of the assessment are not currently known. Babcock & Brown Infrastructure does not consider that duty applies to the acquisition and will vigorously challenge any assessment raised in respect of this transaction.

(3)

At 30 June 2009, the Group has provided letters of credit totaling $13.6 million (30 June 2008: $21.9 million). Babcock & Brown Infrastructure has received letters of credit totaling $0.8 million (30 June 2008: $2.6 million).

(4)

At 30 June 2009, the Group had bank and other guarantees, including customs guarantees outstanding to third parties totalling $45.5 million (30 June 2008: $27.8 million). These guarantees are supported by cash on deposit with banks.

(5)

An acquisition earn-out is payable to the vendor of Rauma Stevedoring if Babcock & Brown Infrastructure receives a binding option right to operate in a proposed new container terminal in Europe for between 15 and 30 years. The amount payable would be $8.7 million. Other various earn-outs disclosed as a contingent asset and liability at 30 June 2008 have expired.

(6)

A contractor was engaged by DBCT Management Pty Limited to perform marine works and mechanical, structural and electrical work for the offshore outloading component of the 7X Expansion Project at the Dalrymple Bay Coal Terminal. The contractor has submitted, and has advised that he is entitled to submit under the contract, a number of claims for payment amounting to $26.8 million. The outloading system was successfully commissioned on 30 June 2009. Many of the claims are yet to be received, and many are still to be fully supported by the contractor. Once assessed, those variation claims that are considered by DBCT Management Pty Limited and its engineer to have no, or limited contractual validity will be contested. To the extent that DBCT Management Pty Limited is liable to make a payment to the contractor, and provided that DBCT Management Pty Limited has managed the contract prudently, it is likely that any costs payable to the contractor will be included by the QCA in the regulated asset base for Dalrymple Bay Coal Terminal.

(7)

In the prior year, Babcock & Brown Infrastructure recorded contingent advisory incentive fees payable to Babcock & Brown in relation to the European port acquisitions undertaken in the 2008 Financial Year. These advisory incentive fees were payable at the discretion of the Independent Directors of the Board of Babcock & Brown Infrastructure. The Independent Directors have determined that no incentive payments are to be paid and therefore, as at 30 June 2009 the contingent liability is $0 (2008: $5.9 million).

(8)

On 15 February 2004, one of the dedicated reclaiming machines (RL1) at DBCT collapsed due to the failure of a weld, which failure could not have been prevented by ordinary maintenance and did not reflect inadequate maintenance. Babcock & Brown Infrastructure had both material damage and business interruption insurance in place. The insurers denied Babcock & Brown Infrastructure’s insurance claim. Babcock & Brown Infrastructure sought a declaration from the Queensland Supreme Court that the insurance policy responds to the claim. Babcock & Brown Infrastructure was successful in this litigation and subsequent appeals with the High Court of Australia rejecting the insurer’s appeal. There are no further avenues of appeal available to the insurers.

In the 2006 financial year, Babcock & Brown Infrastructure recognised an amount of $10.2 million in revenue. The insurers have paid $8.4 million as at 30 June 2009. The remaining balance has been recognised as a receivable. Babcock & Brown Infrastructure is in settlement negotiations with its insurers and is currently considering a “without prejudice” offer to settle. The difference between this without prejudice offer of final settlement and the amount recognised as a receivable has not been recognised at 30 June 2009.

(9)

Babcock & Brown Infrastructure is entitled to commence earning revenue on its expansions of DBCT from the first day of the month following commissioning of an expansion. Babcock & Brown Infrastructure is currently invoicing its customers on the basis of an Annual Revenue Requirement (ARR) approved by the QCA based on forecast costs and forecast economic parameters. Once the total costs for each phase of the project have been finalised, which based on current estimates will exceed the approved forecast costs, these will be submitted to the QCA which, if approved, would result in a catch up of revenue being due to Babcock & Brown Infrastructure. This revenue would be backdated to the first day of the month following commissioning. The amount due, should all Phase 1 costs be approved, has been calculated as $6.9 million as at 30 June 2009. The amount due should all Phase 2/3 Stage (a) costs be approved has been calculated as $1.8m as at 30 June 2009.

(10)

TasGas Networks Pty Limited has entered into a Deed of Settlement with the Tasmanian government indemnifying the government against any losses or damages on the constructed gas network for a period of 10 years. The extent to which an outflow or cash will be required cannot be determined in relation to this indemnity.

(11)

On 31 August 2007, Babcock & Brown Infrastructure was part of a consortium that acquired the Alinta Limited business. As part of this transaction, Babcock & Brown Infrastructure is party to the Amended Umbrella Agreement (amended 30 August 2007). This agreement states that Babcock & Brown Infrastructure is responsible in its proportionate percentage for any unallocated liabilities which do not relate specifically to a consortium business. Any known liabilities in relation to unallocated liabilities have been recognised as at 30 June 2009.

(12)

On 10 September 2004, Alinta 2000 Limited agreed to guarantee the obligations of BBI TGP Pty Limited (formerly Alinta DTH Pty Limited) and Alinta EH Pty Limited, under a Gas Sale Agreement with BHP Petroleum (Bass Strait) Pty Limited and others dated 6 April 2001. At that time all those entities were members of the Alinta Group. Following the Scheme of Arrangement under which a consortium including Babcock & Brown Infrastructure acquired the Alinta businesses, Babcock & Brown Infrastructure acquired various companies including Alinta 2000 Limited and BBI TGP Pty Limited. Alinta EH Pty Limited was acquired by Babcock & Brown Power.

Whilst Alinta 2000 Limited (a Babcock & Brown Infrastructure subsidiary) is guaranteeing obligations of a Babcock & Brown Power subsidiary, as part of the consortium arrangements relating to the acquisition of Alinta Limited, Babcock & Brown Power has agreed to indemnify Babcock & Brown Infrastructure against, among other things all losses sustained to the extent that such losses relate to Babcock & Brown Power’s assets. Accordingly, to the extent that Babcock & Brown Infrastructure sustains any losses pursuant to the guarantee, Babcock & Brown Power has agreed to indemnify Babcock & Brown Infrastructure for such loss.

(13)

An associate of Babcock & Brown Infrastructure has established an environmental provision of $4.1 million at 30 June 2009 (2008: $3.9 million) to address remediation issues with four projects. The associate is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal and other environmental matters. After consideration of provisions established, Babcock & Brown Infrastructure believes that any additional costs for environmental remediation and ongoing compliance with these laws will not have a material adverse impact on the Group. However, there can be no assurances that future events, such as changes in existing laws, new laws or the development of new facts or conditions will not cause significant costs to be incurred.

(14)

The Group is defendant in various lawsuits arising from the day-to-day operations of its businesses. Although no assurance can be given, the Directors believe, based on experience to date, that the ultimate resolution of such matters will not have a material adverse impact on the Babcock & Brown Infrastructure business, cash flows, financial position or results of operations.

(15)

A subsidiary of Babcock & Brown Infrastructure has an ongoing commercial dispute with a third party relating to employment matters. The Directors of the subsidiary have taken legal advice on the dispute and believe that there are strong grounds to substantiate the Group’s position. Any adverse outcome would be unlikely either to crystalise within 12 months of the Balance Sheet date, or to require an immediate outright financial settlement.

(16)

At 30 June 2009, a subsidiary of Babcock & Brown Infrastructure, Euroports Holdings S.à.r.l (Euroports) had entered into an Exclusivity Agreement with Arcus European Infrastructure Fund. Under the terms of the Exclusivity Agreement, a refundable interest-bearing deposit of €35.0 million ($60.9 million) was paid and is recognised as a current liability as at 30 June 2009 (refer Note 21). The obligations of Euroports Holdings S.à.r.l, including the obligation to repay the deposit in the event of a sale of Euroports not proceeding were guaranteed by Babcock & Brown Infrastructure. As disclosed in Note 40, the partial sale of Euroports was completed on 28 July 2009 and accordingly there is no future contingent liability under the Exclusivity Agreement.

(17)

On 12 July 2007, Euroports Holdings S.à.r.l signed a Shareholders’ Agreement with the Minority Investors who were the previous owners of the Manuport Group. Euroports Holdings S.à.r.l owns 75% of Benelux Port Holdings S.A., whilst the Minority Investors own the remaining 25%. Benelux Port Holdings S.A. was then used as the entity to purchase Manuport Group NV, Westerlund Group NV and CTB Magemon S.A.

During the Financial Year, the Minority Investors exercised their put option; however, this only became effective once the exercise price was agreed and any required approvals were received. The price was subsequently agreed and the relevant competition authorities provided their approval in August 2009.

(18)

A claim has been made by the Ministry of Finance / Regional Director of Customs and Excise (Antwerp, Belgium) against two subsidiaries of Babcock & Brown Infrastructure being Westerlund Distribution NV and Westerlund Corporation NV for allegedly failing to pay customs duties and excise due on goods in 2004.

As part of the acquisition of Westerlund in December 2007, the previous owners (the sellers) made extensive representations to BPH Westerlund Holdings NV (the acquirer) in the Share Purchase Agreements in connection to the companies and activities. As a result of these representations, the sellers have agreed to indemnify the acquirer for an amount of $27.0 million (€15.5 million) in relation to this claim. Whilst a formal settlement with the authorities is yet to be reached, settlement is expected to be between $24.3 million (€14.0 million) and $34.8 million (€20.0 million). Babcock & Brown Infrastructure has recognised a provision for $3.5 million (€2.0 million) as at 30 June 2009.

33.	LEASES

DISCLOSURES FOR LESSEES

Finance leases

Leasing arrangements

Finance leases relate to equipment and motor vehicles with a lease term of between one and five years. The Group has options to purchase the equipment and motor vehicles for a nominal amount at the conclusion of the lease agreements.

	Minimum future lease payments				Present value of minimum future lease payments
	Consolidated		Company		Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000
No later than one year	1,256	12,847	—	—	788	10,587	—	—
Later than one year and not later than five years	4,331	37,955	—	—	3,395	35,018	—	—
Later than five years	1,217	13,452	—	—	749	12,189	—	—

Minimum lease payments(1)	6,804	64,254	—	—	4,932	57,794	—	—

Less future finance charges	(1,872)	(6,460)	—	—	—	—	—	—

Present value of minimum lease payments	4,932	57,794	—	—	4,932	57,794	—	—

Disclosed in the Financial Statements as:
Current borrowings (Note 20)					788	10,587	—	—
Non-current borrowings (Note 20)					4,144	47,207	—

					4,932	57,794	—	—

(1)	Minimum future lease payments include the aggregate of all lease payments and any guaranteed residual.

Operating leases

Leasing arrangements

Operating leases consist of rental of office space with varying lease terms. All office space rentals include market review clauses and options to renew. The Group does not have an option to purchase the leased assets at the expiry of the lease periods.

Cross Sound Cable is party to long term ground lease, interconnection and firm transmission capacity agreements. The ground lease and utility interconnection agreements expire in 2051. The firm transmission capacity has been fully subscribed by the Long Island Power Authority via a purchase agreement that expires in 2032.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Non-cancellable operating lease payments
Not longer than one year	12,827	15,159	—	—
Longer than one year and not longer than five years	45,144	45,548	—	—
Longer than five years	204,947	180,609	—	—

	262,918	241,316	—	—

Share of associates’ operating lease commitments
Non-cancellable operating lease payments
Not longer than one year	1,182	43	—	—
Longer than one year and not longer than five years	3,486	436	—	—
Longer than five years	7,773	702	—	—

	12,441	1,181	—	—

In respect of non-cancellable operating leases, the following liabilities have been recognised:

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Lease incentives
Current	538	188	—	—
Non-current	3,290	2,814	—	—

	3,828	3,002	—	—

DISCLOSURES FOR LESSORS

Operating leases

Leasing arrangements

Operating lease revenue relates to investment properties owned by the consolidated Group with lease terms between one year and 82 years remaining. A number of the rental contracts include options for renewal and market review clauses. The lessees do not have an option to purchase the properties at the expiry of the lease periods.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Non-cancellable operating lease receivables
Not longer than one year	14,297	17,436	—	—
Longer than one year and not longer than five years	42,993	59,912	—	—
Longer than five years	263,506	292,816	—	—

	320,796	370,164	—	—

34.	SUBSIDIARIES

		Ownership interest
Name of entity	Country of incorporation	2009%	2008%
PARENT ENTITY
Babcock & Brown Infrastructure Limited(1)	Australia
SUBSIDIARIES
Babcock & Brown Infrastructure Trust	Australia	100	100
BBI Energy Trust	Australia	100	100
DBCT Management Pty Limited(1)	Australia	100	100
DBCT Finance Pty Limited(1)	Australia	100	100
DBCT Trust	Australia	100	100
DBCT Investor Services Pty Limited(9)	Australia	100	—
BBI TC Holdings Pty Limited(8)	Australia	100	—
BBI Finance Pty Limited(1)	Australia	100	100
BBI Energy Partnership Pty Limited(1)	Australia	100	100
BBI Energy (Redbank) Pty Limited(1)	Australia	100	100
BBI Energy (Wind) Pty Limited(1)	Australia	100	100
ACN 108 247 123 Pty Limited(1)	Australia	100	100
ACN 108 247 098 Pty Limited(1)	Australia	100	100
BBI Networks (Australia) Pty Limited(1)	Australia	100	100
BBI Networks (Australia) No. 2 Pty Limited(1)	Australia	100	100
BBI Networks (New Zealand) Limited	New Zealand	100	100
BBI Networks (New Zealand) No. 2 Limited	New Zealand	100	100
BBI Networks (New Zealand) No. 3 Limited	New Zealand	100	100
Powerco Limited(5)	New Zealand	42	100
Powerco Holdings Limited(5)	New Zealand	42	100
Powerco Network Management Limited(5)	New Zealand	42	100
BBI PAG Pty Ltd (formerly Powerco Australia Group Pty Limited)(1)	Australia	100	100
TasGas Networks Pty Limited (formerly Powerco Tasmania Pty Limited)(1)	Australia	100	100
BBI PES Pty Ltd (formerly Powerco Energy Services Pty Limited)(1)	Australia	100	100
TasGas Retails Pty Limited (formerly Option One Pty Limited)(1)	Australia	100	100
BBI TGN Pty Limited(1),(8)	Australia	100	—
Prime Infrastructure Holdings Pty Limited(8)	Australia	100	—
Powerline Limited(5)	New Zealand	42	100
Powerco Transmissions Services Limited(5)	New Zealand	42	100
Independent Transmission Services Limited(5)	New Zealand	42	100
BBI IEG Australia Holdings Pty Limited(1)	Australia	100	100
BBI IEG Australia No. 1 Pty Limited(1)	Australia	100	100
BBI IEG Australia No. 2 Pty Limited(1)	Australia	100	100
BBI Networks (UK) No. 1 Limited	United Kingdom	100	100
BBI Networks (UK) No. 2 Limited	United Kingdom	100	100
BBI (Guernsey) Holdings Limited	Guernsey	100	100
BBI (Guernsey) Limited	Guernsey	100	100
BBI (Jersey) Holdings Limited	Guernsey	100	100
BBI (Channel Islands) Holdings Limited	Guernsey	100	100
Channel Islands Gas Group Limited	Guernsey	100	100
Guernsey Gas Limited	Guernsey	100	100
Jersey Gas Company Limited	Jersey	100	100
Kosangas (Guernsey) Limited	Guernsey	100	100
Kosangas (Jersey) Limited	Jersey	100	100
Kosangas (Isle of Man) Limited	Isle of Man	100	100
Channel Distributions Services Limited(2)	Guernsey	—	100
Manx Gas Limited	Isle of Man	100	100

		Ownership interest
Name of entity	Country of incorporation	2009%	2008%
BB Fuels Limited	Guernsey	100	100
CDS Property Limited(2)	Guernsey	—	100
The Gas Supply Company Limited	Guernsey	100	100
The Gas Transportation Company Limited	Guernsey	100	100
GTC Pipelines Limited	United Kingdom	100	100
GTC Utility Construction Limited	United Kingdom	100	100
Gascan-Gases Combustiveis SA(2)	Portugal	—	100
Newstead-Grestao Imobiliaria SA(2)	Portugal	—	100
Utility Grid Installations Limited	United Kingdom	100	100
Power On Connections Limited	United Kingdom	100	100
Power On Investments Limited	United Kingdom	100	100
BBI CSC Holdings Pty Limited(1)	Australia	100	100
BBI US Holdings LLC	United States of America	100	100
BBI CSC Holdings LLC	United States of America	100	100
BBI CSC LLC	United States of America	100	100
CSC Operations LLC	United States of America	100	100
Cross Sound Cable Company LLC	United States of America	100	100
Cross Sound Cable Company (New York) LLC	United States of America	100	100
BBI TBC Holdings LLC	United States of America	100	100
BBI TBC LLC	United States of America	100	100
TBC Operations LLC	United States of America	100	100
BBI Port Holdings Pty Limited(1)	Australia	100	100
BBI Finance (UK) Limited	United Kingdom	100	100
BBI Port Acquisitions (UK) Limited	United Kingdom	100	100
PD Ports Limited	United Kingdom	100	100
PD Ports Group Limited	United Kingdom	100	100
PD Portco Limited	United Kingdom	100	100
PD Teesport Limited	United Kingdom	100	100
PD Group Management Limited	United Kingdom	100	100
PD Port Services Limited	United Kingdom	100	100
PD Logistics Limited	United Kingdom	100	100
Tees and Hartlepool Pilotage Limited	United Kingdom	100	100
THPA Group Services Limited	United Kingdom	100	100
THPA Finance Limited	Cayman Islands	100	100
Ports Holdings Limited	United Kingdom	100	100
PD Ports Hull Limited	United Kingdom	100	100
PD Freight Management Limited	United Kingdom	100	100
PD Shipping & Inspection Services Limited	United Kingdom	100	100
PD Ports Properties Limited (formerly TR Humberside Limited)	United Kingdom	100	100
BBI Europe Holdings Pty Limited(1)	Australia	100	100
BBI Europe Holdings (Malta I) Limited	Malta	100	100
BBI Europe Holdings (Malta II) Limited	Malta	100	100
Euroports Holdings S.à.r.l (formerly BBI Europe Holdings (Lux) S.à.r.l)(4)	Luxembourg	100	100
BBI Port Acquisitions Luxembourg S.à.r.l(4)	Luxembourg	51	51
Benelux Port Holdings S.A(4)	Luxembourg	75	75
BBI Spain Port Holdings S.L(4)	Spain	100	100
Babcock & Brown Warehouse Italy S.p.A(4)	Italy	100	100
BBI Rail Holdings Pty Limited(1)	Australia	100	100
Babcock & Brown WA Rail Trust(6)	Australia	96	76
Babcock & Brown WA Rail Pty Limited(6)	Australia	96	76
WestNet Rail Employment Pty Limited(6)	Australia	96	76
WestNet Rail Holdings No.1 Pty Limited(6)	Australia	96	76

		Ownership interest
Name of entity	Country of incorporation	2009%	2008%
Australian Northern Railroad Pty Limited(6)	Australia	96	76
WestNet Rail Holdings No.2 Pty Limited(6)	Australia	96	76
WestNet Rail Finance Pty Limited(6)	Australia	96	76
WestNet Rail Pty Limited(6)	Australia	96	76
WestNet NarrowGauge Pty Limited(6)	Australia	96	76
WestNet StandardGauge Pty Limited(6)	Australia	96	76
Babcock & Brown WA Rail Holdings Pty Limited(6)	Australia	96	51
BBI US Holdings Pty Limited(1)	Australia	100	100
BBI US Holdings II Corp.	United States of America	100	100
Babcock & Brown US Infrastructure JV I LLC	United States of America	100	100
BBI GP (Aust) Holdings I Pty Limited(1)	Australia	100	100
BBI GP (Aust) Holdings II Pty Limited(1)	Australia	100	100
BBI GP (Aust) Pty Limited(1)	Australia	100	100
BBI US Investments Pty Limited(1)	Australia	100	100
Water Container Transport NV(4)	Belgium	51	51
Stecy NV(4)	Belgium	51	51
BBIPAL TPS Port Spain S.L(4)	Spain	51	51
Abonos de Cataluna S.L(4)	Spain	51	51
Hispana de Inversiones S.L(4)	Spain	51	51
TPS Tarragona Port Services S.L(4)	Spain	51	51
Maquinaria Portuaria S.A(4)	Spain	51	51
Servicios y Manipulaciones Tarraco S.L(4)	Spain	51	51
Almacenes Modulares S.A(4)	Spain	51	51
Gestión Dinámica de Silos y Consignaciones SA(4)	Spain	51	51
Tarragona Clinker Terminal SL(4)	Spain	34.2	34.2
Sagunto Bulk Terminal SA(4)	Spain	25	25
Wickla Management SA (Soparfi) Lux(4)	Luxembourg	75	75
Manuport Group NV(4)	Belgium	75	75
Manuport Logistics NV(4)	Belgium	75	75
Manuport Services NV(4)	Belgium	75	75
Manuport Gent NV(4)	Belgium	75	75
Manuport Storage Antwerpen NV(4)	Belgium	75	75
Cedar Handling NV(4)	Belgium	75	75
Sucre Oceane BV(4)	France	37.5	37.5
SALS AD(4)	Bulgaria	50	50
Reyniers Havenbedrijf NV(4)	Belgium	75	75
Manuport Storage Gent NV(4)	Belgium	75	75
Manuport Antwerpen NV(4)	Belgium	75	75
Manuport Services NV(4)	Belgium	75	75
Manuport Road Transport France SAS(4)	France	75	75
Manuport Road Transport NV(4)	Belgium	75	75
Ciben(4)	France	75	75
Manuport Sea Chartering NV(4)	Belgium	60	60
Manuport Container Terminal NV(4)	Belgium	68.1	68.1
Manuport Logistics NV(4)	Belgium	52.5	52.5
Manuport Logistics Geotrans SAS(4)	France	47.4	47.4
Norfram NL BV(4)	Belgium	75	75
Brasil Soluoes EM Logistica(4)	Brazil	52.5	52.5
Conquest Asia(4)	Hong Kong	52.5	52.5
Fast Customs NV(4)	Belgium	75	75
Logsys NV(4)	Belgium	56.3	56.3
CTB Magemon SA(4)	Belgium	56.3	56.3
BBI Italian Port Holdings S.r.l(4)	Italy	100	100

		Ownership interest
Name of entity	Country of incorporation	2009%	2008%
TRI (Estate) S.p.A(4)	Italy	79.9	79.9
Terminal Rinfuse Italia S.p.A(4)	Italy	79.9	79.9
Terminal Rinfuse Marghera S.p.A(4)	Italy	79.9	79.9
BBI EPS Limited	Australia	100	99
BBI TC Holdings Pty Limited (formerly known as BBI Pipe Cat Holdings Pty Limited)	Australia	100	100
BBI EPS Cat Pty Limited	Australia	100	100
BBI Pipe Cat Pty Limited	Australia	100	100
BB Space Cat Holdings Pty Limited	Australia	100	100
ES & L Pty Limited	Australia	100	100
WestNet WA Infrastructure Holdings Pty Limited (formerly Alinta Limited)	Australia	100	100
Alinta Mergeco Trust	Australia	100	100
Alinta MC Pty Limited	Australia	100	100
Alinta NR Pty Limited	Australia	100	100
WestNet Infrastructure Group Limited (formerly Alinta 2000 Limited)	Australia	100	100
BBI TGP Pty Limited	Australia	100	100
WestNet Energy Pty Limited(5)	Australia	100	100
Alinta Finance Pty Limited	Australia	100	100
Alinta Management Services Pty Limited	Australia	100	100
Alinta DAO Pty Limited	Australia	100	100
Alinta AA Pty Limited	Australia	100	100
WA Gas Holdings Pty Limited	Australia	100	100
Alinta DBNGP Pty Limited	Australia	100	100
Nahor Pty Limited	Australia	100	100
Dampier to Bunbury Pipeline Employment Pty Limited	Australia	100	100
Alinta Asset Management Pty Limited	Australia	51	51
ANetworks Pty Limited	Australia	100	100
Alinta AG Pty Limited	Australia	100	100
Alinta IH Pty Limited	Australia	100	100
Trewas Pty Limited	Australia	100	100
Alinta Funds Management Pty Limited	Australia	100	100
WA Network Holdings Pty Limited (formerly Alinta Network Holdings Pty Limited)	Australia	74.1	74.1
WA Gas Networks Pty Limited (formerly Alinta Gas Networks Pty Limited)	Australia	74.1	74.1
Alinta Energy 1 Limited	Australia	100	100
Alinta Energy 2 Pty Limited	Australia	100	100
Alinta Energy 3 Pty Limited	Australia	100	100
Alinta Energy Trust 1	Australia	100	100
Alinta Energy Trust 2	Australia	100	100
Alinta Energy Trust 3	Australia	100	100
Alinta Power Pty Limited	Australia	100	100
Alinta Energy Holdings Pty Limited	Australia	100	100
Alinta Infrastructure Limited	Australia	100	100
Alinta Infrastructure Trust	Australia	100	100
Alinta Infrastructure Investment Trust	Australia	100	100
BBI AET&D Holdings No.1 Pty Limited	Australia	100	100
BBI AET&D Holdings No.2 Pty Limited	Australia	100	100
Prime Infrastructure Employment Pty Limited (formerly BBI EATM Pty Limited)(1)	Australia	100	100
Euroports Finland Oy (formerly BBI Finnish Ports Oy)(4)	Finland	100	100

		Ownership interest
Name of entity	Country of incorporation	2009%	2008%
Oy Rauma Stevedoring Limited(4)	Finland	100	100
Oy Botnia Shipping Ab(4)	Finland	100	100
Oy Timberpak Ab(4)	Finland	75	75
SHRU Holding GmbH & Co KG(3),(4)	Germany	50	50
Seehafen Rostock Umschlagsgesellschaft mbH(3),(4)	Germany	50	50
General Cargo Terminal GmbH(3),(4)	Germany	50	50
Bulk Terminal Rostock GmbH(3),(4)	Germany	50	50
PLU Papier-Lager-und Umschlagsgesellschaft mbH(3),(4)	Germany	50	50
Getreide Service Rostock GmbH(3),(4)	Germany	50	50
Dungemittel Dienstleistung Rostock GmbH(3),(4)	Germany	50	50
Gesamthafenbetriebsgesellschaft Rostock GmbH(3),(4)	Germany	50	50
Hafenbildungszentrum Rostock GmbH(3),(4)	Germany	50	50
SHR Finanzservice GmbH Rostock(3),(4)	Germany	50	50
Rostock Trimodal Gmbh(3),(4)	Germany	32	—
Benelux Port Holdings Westerlund NV(4)	Belgium	75	75
Westerlund Group NV(4)	Belgium	75	75
Westerlund Corporation NV(4)	Belgium	75	75
Westerlund Distribution NV(4)	Belgium	75	75
Westerlund Bulk Terminals NV(4)	Belgium	75	75
Westerlund Stevedoring NV(4)	Belgium	75	75
Polywest NV(4)	Belgium	50.3	50.3
Westerlund France SAS(4)	France	75	75
Westerlund Terminal France SAS(4)	France	75	75
Westerlund Logistique France SAS(4)	France	75	75
Rijn Schelde Mondia France SAS(4)	France	75	75
SCI Westimmo(4)	France	75	75
SCI Westinvest(4)	France	75	75
Westerlund Asia Holdings Ltd(4)	Singapore	75	75
Westerlund Asia Terminals Ltd(4)	Singapore	75	75
Changsu Westerlund Warehousing Co Ltd(4)	China	56.3	56.3
BBI NGPL Trust(5)	Australia	100	100
MI Trust(7)	Australia	96	—

(1)	These companies are members of the Babcock & Brown Infrastructure tax consolidated group. Babcock & Brown Infrastructure Limited is the head entity in the tax consolidated group.
(2)	This entity was disposed of during the current Financial Year.
(3)	Babcock & Brown Infrastructure has joint control of the SHRU assets and proportionally consolidates the results.
(4)

As disclosed in Note 40, subsequent to year end, Babcock & Brown Infrastructure agreed to dispose of up to 40% of Euroports Holdings S.à.r.l. As a result of the Shareholders Agreement in place, Babcock & Brown Infrastructure will no longer be deemed to have control of the Euroports group. In addition, as part of the same transaction, Euroports Holdings S.à.r.l acquired the 49% minority interest in BBI Port Acquisitions Luxembourg S.à.r.l. and 25% minority interest in Benelux Port Holdings S.A.

(5)	Babcock & Brown Infrastructure sold 58% of the Powerco New Zealand Group on 26 February 2009. Accordingly, Babcock & Brown Infrastructure no longer controls these entities.
(6)	Babcock & Brown Infrastructure increased its ownership stake in the WestNet Rail group from 76% to 96% during the current Financial Year.
(7)	In the current Financial Year BBI Rail Holdings Pty Limited acquired an additional 47% interest in the MI Trust, which holds 49% of Babcock & Brown WA Rail Trust.
(8)	This company was incorporated in the current Financial Year.
(9)	This company was acquired in the current Financial Year.

35.	ACQUISITION OF BUSINESSES

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired (%)	Cost of acquisition $’000
2009:
CTB Magemon(1)	Port and logistic operations	30 June 2008	100	1,420
Alinta 2000 Limited(1)	Gas distribution and asset operation and maintenance	31 August 2007	100	(835)
Oy Rauma Stevedoring Limited & Botnia Shipping Ab(1)	Port operations	11 October 2007	100	(270)
SHRU GmbH(1)	Port operations	22 November 2007	50	(386)
Westerlund Group NV(1)	Port operations	20 December 2007 and 14 May 2008	100	1,939
Other miscellaneous acquisitions	Various	Various	Various	1,727

				3,595

2008:
Manuport Group (including CTB Magemon)	Port and logistic operations	12 July 2007 and 30 June 2008	100	371,493
TRI (Estate) S.p.A.	Port operations	2 August 2007 and 24 June 2008	80	107,630
Alinta 2000 Limited	Gas distribution and asset operation and maintenance	31 August 2007	99	1,469,221
Oy Rauma Stevedoring Limited & Botnia Shipping Ab	Port operations	11 October 2007	100	130,115
SHRU GmbH	Port operations	22 November 2007	50	110,719
Westerlund Group NV	Port operations	20 December 2007 and 14 May 2008	100	366,678
ICS Logistics Inc.	Port and logistic operations	7 January 2008	50	51,006
Power On Connections	Electricity connections	19 March 2008	100	53,111
Other miscellaneous acquisitions	Various	Various	Various	17,007

				2,676,980

(1)	Adjustment to purchase price provisionally recorded in 2008.

EUROPORTS ACQUISITION

During the Financial Year ended 30 June 2008, Babcock & Brown Infrastructure undertook a number of acquisitions in the European port sector. In accordance with AASB 3 ‘Business Combinations’, the acquisitions were only accounted for provisionally at 30 June 2008 and additional costs have been incurred and various fair value adjustments have been recognised in 2009. This has resulted in a decrease in goodwill of $49.1 million.

ALINTA 2000 LIMITED ACQUISITION

On 31 August 2007, Babcock & Brown Infrastructure, through ES&L Pty Limited, acquired five businesses that were previously owned by Alinta. These businesses included:

•	Western Australia operations and maintenance business (100%)

•	Tasmanian Gas Pipeline (100%)

•	Alinta Gas Networks (74.1%)

•	Dampier to Bunbury Natural Gas Pipeline (up to 20%)

•	Multinet Gas Network (20.1%)

In accordance with AASB 3 ‘Business Combinations’, the acquisition was only accounted for provisionally at 30 June 2008 and additional costs have been incurred and various fair value adjustments have been recognised. This has resulted in an increase in goodwill of $56.3 million.

2009	BBI Alinta Adjustment to 2008 Acquisition			Euroports Adjustment to 2008 Acquisitions			Other Assets			Adjustment to fair value recognised in current Financial Year $’000
	Fair Value on acquisition as per prior year accounts $’000	Fair value adjustment recognised in current year $’000	Fair value on acquisition $’000	Fair Value on acquisition as per prior year accounts $’000	Fair value adjustment recognised in current year $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjustment $’000	Fair value on acquisition $’000
Current assets:
Cash	47,482	26,376	73,858	15,208	—	15,208	315	—	315	26,691
Trade receivables	90,569	(31,438)	59,131	152,633	—	152,633	57	—	57	(31,381)
Inventories	1,084	7	1,091	1,374	—	1,374	—	—	—	7
Other	11,591	2,852	14,443	44,761	—	44,761	21	—	21	2,873
Non-current assets:
Property, plant & equipment	1,396,643	128,817	1,525,460	476,701	72,844	549,545	—	—	—	201,661
Intangibles	72,741	14,409	87,150	624,142	14,270	638,412	—	—	—	28,679
Other	462,654	15,728	478,382	21,458	—	21,458	—	—	—	15,728
Current liabilities:
Trade and other liabilities	(80,537)	(24,248)	(104,785)	(217,326)	—	(217,326)	(48)	—	(48)	(24,296)
Non-current liabilities:
Long term debt	(596,879)	(310)	(597,189)	(179,841)	—	(179,841)	—	—	—	(310)
Other liabilities	(111,916)	(206,061)	(317,977)	(311,123)	(33,202)	(344,325)	—	—	—	(239,263)

Net assets acquired	1,293,432	(73,868)	1,219,564	627,987	53,912	681,899	345	—	345	(19,611)

Minority interests		16,754			(2,142)				—	14,612

Goodwill on acquisition		56,279			(49,067)				1,382	8,594

Goodwill recognised in Income Statement		—			—				—	—

Purchase price paid		(835)			2,703				1,727	3,595

2008	Manuport Group			TRI (Estate) S.p.A			BBI Alinta Assets			Rauma Stevedoring & Botnia Shipping			Seehafen Rostock Umschlagsgesellchaft GmbH			Westerlund Group
	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjust- ment $’000	Fair value on acquisition $’000
Current assets:
Cash	(5,661)	—	(5,661)	2,540	—	2,540	47,482	—	47,482	62	—	62	3,913	—	3,913	14,354	—	14,354
Trade receivables	79,812	—	79,812	17,054	—	17,054	90,569	—	90,569	12,168	—	12,168	1,895	—	1,895	41,704	—	41,704
Inventories	1,113	—	1,113	—	—	—	1,084	—	1,084	128	—	128	31	—	31	102	—	102
Other	19,004	—	19,004	6,091	—	6,091	11,591	—	11,591	1,460	—	1,460	13,549	—	13,549	4,657	—	4,657
Non-current assets:
Property, plant & equipment	64,258	61,100	125,358	77,110	52,652	129,762	1,149,294	247,349	1,396,643	49,031	53,117	102,148	19,926	33,052	52,978	58,500	7,955	66,455
Intangibles	3,890	212,589	216,479	—	116,952	116,952	126,406	(53,665)	72,741	4,124	58,110	62,234	171	54,244	54,415	4,668	169,394	174,062
Other	7,357	—	7,357	1,784	—	1,784	257,160	205,494	462,654	614	—	614	3,132	6,054	9,186	2,517	—	2,517
Current liabilities:
Trade and other liabilities	(112,350)	—	(112,350)	(27,500)	—	(27,500)	(80,537)	—	(80,537)	(18,096)	—	(18,096)	(9,824)	—	(9,824)	(49,556)	—	(49,556)
Non-current liabilities:
Long term debt	(68,358)	—	(68,358)	(67,558)	—	(67,558)	(596,879)	—	(596,879)	(27,233)	—	(27,233)	—	—	—	(16,692)	—	(16,692)
Other liabilities	(2,203)	(93,027)	(95,230)	(19,571)	(53,256)	(72,827)	(111,916)	—	(111,916)	(3,088)	(28,921)	(32,009)	(10,629)	(27,249)	(37,878)	(18,915)	(54,264)	(73,179)

Net assets acquired	(13,138)	180,662	167,524	(10,050)	116,348	106,298	894,254	399,178	1,293,432	19,170	82,306	101,476	22,164	66,101	88,265	41,339	123,085	164,424

Minority interests			(9,142)			(20,336)			(86,562)			—			(58)			(10,788)

Goodwill on acquisition			213,111			21,668			262,351			28,639			22,512			213,042

Goodwill recognised in Income Statement			—			—			—			—			—			—

Purchase price paid			371,493			107,630			1,469,221			130,115			110,719			366,678

2008	ICS Logistics Inc.			Power On Connections			Other			Total
	Book value $’000	Fair value adjustment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjustment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjustment $’000	Fair value on acquisition $’000	Book value $’000	Fair value adjustment $’000	Fair value on acquisition $’000
Current assets:
Cash	506	—	506	3,812	—	3,812	572	—	572	67,580	—	67,580
Trade receivables	3,600	—	3,600	958	—	958	7,834	—	7,834	255,594	—	255,594
Inventories	11	(11)	—	330	—	330	392	—	392	3,191	(11)	3,180
Other	820	597	1,417	257	—	257	654	—	654	58,083	597	58,680
Non-current assets:
Property, plant & equipment	28,159	10,866	39,025	1,778	—	1,778	20,921	3,040	23,961	1,468,977	469,131	1,938,108
Intangibles	375	15,294	15,669	—	—	—	8	—	8	139,642	572,918	712,560
Other	716	—	716	—	—	—	6	(107)	(101)	273,286	211,441	484,727
Current liabilities:
Trade and other liabilities	(11,000)	3	(10,997)	(6,490)	—	(6,490)	(7,677)	—	(7,677)	(323,030)	3	(323,027)
Non-current liabilities:
Long term debt	(13,122)	(669)	(13,791)	—	—	—	(8,439)	—	(8,439)	(798,281)	(669)	(798,950)
Other liabilities	—	—	—	(86)	—	(86)	(6,153)	(6,353)	(12,506)	(172,561)	(263,070)	(435,631)

Net assets acquired	10,065	26,080	36,145	559	—	559	8,118	(3,420)	4,698	972,481	990,340	1,962,821

Minority interests			(166)			—			(1,915)			(128,967)

Goodwill on acquisition			15,027			52,552			16,135			845,037

Goodwill recognised in Income Statement			—			—			(1,911)			(1,911)

Purchase price paid			51,006			53,111			17,007			2,676,980

Further details of the businesses acquired during the Financial Year are disclosed in Note 41.

36.	SEGMENT INFORMATION

PRODUCTS AND SERVICES WITHIN EACH BUSINESS SEGMENT

For management purposes, Babcock & Brown Infrastructure reports in two major operating segments – transport infrastructure and energy transmission and distribution. The principal products and services of each of these segments are as follows:

Transport Infrastructure

Transport infrastructure includes the capacity to ship coal at Dalrymple Bay Coal Terminal (Mackay, Queensland), the port operations at PD Ports (United Kingdom) and rail services provided by WestNet Rail (Western Australia). Babcock & Brown Infrastructure sold 40% of Euroports subsequent to year end, and therefore has been classified as held for sale as at 30 June 2009. Refer Note 37 for further information.

Energy Transmission & Distribution

Energy transmission & distribution includes the distribution of electricity and gas through a network of infrastructure assets including New Zealand (42% investment in Powerco), International Energy Group (United Kingdom, Channel Islands and Isle of Man), Australian Energy Transmission & Distribution and TasGas Networks (Western Australia and Tasmania) and the United States (26% investment in Natural Gas Pipeline of America and 100% investment in Cross Sound Cable).

Unallocated

Unallocated includes interest revenue, interest expense and derivatives recognised in the Income Statement.

Segment revenues

	External sales		Inter-segment		Other		Total
	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Transport infrastructure	738,228	682,130	—	—	—	—	738,228	682,130
Energy transmission & distribution	517,308	424,755	—	—	—	—	517,308	424,755

Total of all segments	1,255,536	1,106,885	—	—	—	—	1,255,536	1,106,885

Unallocated(1)							115,928	49,266

Consolidated							1,371,464	1,156,151

(1)	Unallocated segment revenues include interest revenue.

Segment result

	2009 $’000	2008 $’000
Continuing operations:
Transport infrastructure	(25,950)	274,791
Energy transmission & distribution	(210,243)	176,781

	(236,193)	451,572

Unallocated(1)	(768,280)	(491,860)

Loss before income tax expense	(1,004,473)	(40,288)

Income tax benefit	157,165	13,330

Loss for the period from continuing operations	(847,308)	(26,958)

Discontinued operations:
Transport infrastructure	(227,767)	(29,706)
Energy transmission & distribution	85,778	31,172

(Loss)/profit from discontinued operations before income tax expense	(141,989)	1,466

Income tax benefit/(expense)	12,167	(18,950)

Loss for the period from discontinued operations (Note 37)	(129,822)	(17,484)

Loss for the period	(977,130)	(44,442)

(1)	Unallocated segment results include the net borrowing costs and related party interest.

Segment assets and liabilities

	Assets		Liabilities
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Transport infrastructure	7,849,366	7,460,410	6,670,968	5,910,927
Energy transmission and distribution	3,977,176	5,697,244	3,906,670	3,928,281

Total of all segments	11,826,542	13,157,654	10,577,638	9,839,208

Unallocated(1)	747,263	1,088,271	275,794	1,446,442

Consolidated	12,573,805	14,245,925	10,853,432	11,285,650

(1)	Unallocated assets primarily represent related party loans and other financial assets. Unallocated liabilities primarily represent bank loans and other financial liabilities.

Other segment information

	Transportation Infrastructure		Energy Distribution & Transmission		Total
	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Carrying value of investments accounted for using the equity method	313	12,595	650,196	765,447	650,509	778,042
Share of net profit of joint venture entities accounted for under the equity method	194	(546)	(9,199)	(6,219)	(9,005)	(6,765)
Acquisition of segment assets	586,013	2,499,877	378,406	2,002,756	964,419	4,502,633
Depreciation and amortisation of segment assets	96,828	81,009	80,738	68,210	177,566	149,219

Impairment of segment assets	424,779	—	270,853	—	695,632	—

Geographical segments

	Revenue from external customers		Segment assets		Acquisition of segment assets
	2009 $’000	2008 $’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Australia	807,466	635,517	6,174,515	6,993,614	713,911	2,479,561
New Zealand	15,337	13,427	433,197	1,751,652	3,141	89,744
Europe	473,028	463,895	4,790,058	4,804,869	190,590	1,860,319
United States of America	75,633	43,312	1,176,035	695,790	56,777	73,009

	1,371,464	1,156,151	12,573,805	14,245,925	964,419	4,502,633

Babcock & Brown Infrastructure’s two divisions operate in 4 principal geographical areas – Australia, New Zealand, Europe and the United States of America. The composition of each geographical segment is as follows:

Segment	Entity	Percentage Ownership 30 June 2009	Percentage Ownership 30 June 2008
• Australia	Dalrymple Bay Coal Terminal	100%	100%
	WestNet Rail	96%	76%
	WestNet Energy	100%	100%
	WA Gas Networks	74.9%	74.9%
	Tasmanian Gas Pipelines	100%	100%
	TasGas Networks	100%	100%
	Dampier to Bunbury Natural Gas Pipeline	20%	18.4%
	Multinet Gas Networks	20.1%	20.1%

• New Zealand	Powerco (42% equity accounted interest)	42%	100%

• Europe	International Energy Group	100%	100%
	PD Ports	100%	100%
	Water Container Transport	51%	51%
	Tarragona Port Services	51%	51%
	Manuport Group NV	75%	75%
	Terminal Rinfuse Italia Spa	80%	80%
	Oy Finnish Ports (Rauma Stevedoring and Botnia Shipping)	100%	100%
	Seehafen Rostock Umschlagsgesellschaft GmbH (SHRU)	50%	50%
	Westerlund Group NV	75%	75%

• United States of America	Cross Sound Cable	100%	100%
	Natural Gas Pipeline of America (26.4% equity accounted interest)	33%	33%

37.	DISCONTINUED OPERATIONS

2009

Disposal of Powerco New Zealand

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations to Queensland Investment Corporation. The net equity realised for the 58% equity interest amounted to NZ$421.2 million. The transaction excluded Powerco Tasmania, which remained within the Babcock & Brown Infrastructure group. The net proceeds received from the sale were applied to reduce Babcock & Brown Infrastructure corporate debt as well as fund the acquisition of a further stake in WestNet Rail and repay the associated mezzanine debt commitments. A profit of NZ$143.3 million ($123.7 million) was recognised on the disposal. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment (refer Note 13).

Disposal of Gascan business

On 18 May 2009, International Energy Group, a wholly-owned subsidiary of Babcock & Brown Infrastructure completed a Sale and Purchase Agreement for the sale of its wholly-owned subsidiary Gases Combustiveis S.A. The net proceeds from the disposal amounted to £40.1 million ($83.0 million) and were used to pay down asset level debt within IEG. A loss of $20.6 million was recognised on this disposal.

Disposal of Euroports Group

On 24 December 2008, Babcock & Brown Infrastructure announced that it had signed a Subscription Agreement pursuant to which a consortium of investors had agreed to subscribe for new shares in Euroports Holdings S.à.r.l (Euroports). As further announced on 28 July 2009, the investors will subscribe €141.5 million ($243.3 million) for a 40% interest in Euroports. Under the terms of the transaction, after funding Babcock & Brown Infrastructure’s share of growth capital expenditure and the acquisition of the minority positions within the Euroports portfolio (relating to WCT, TPS, Manuport and Westerlund), Babcock & Brown Infrastructure will receive €35.0 million ($60.2 million) upon close, which it will use for repayment of short-term liabilities. As a result of this transaction, Babcock & Brown Infrastructure has written down its investment in Euroports to the sale price and this has resulted in a pre-tax impairment of $199.5 million (€114.1 million) being recognised in the current financial year.

2008

Disposal of Ideal Contractors

On 31 March 2008, International Energy Group, a 100% subsidiary of Babcock & Brown Infrastructure, sold its investment in Ideal Contractors, a civil engineering business for £1. The book value of the net assets disposed amounted to $1.1 million (£0.53 million) and accordingly a loss of $1.1 million (£0.53 million) was recognised.

Disposal of ICS Logistics

On 11 March 2008, Babcock & Brown Infrastructure sold its 50% investment in ICS Logistics for $47.3 million (US$43.5 million). ICS Logistics was a port operation located in Florida, United States. The book value of the net assets disposed amounted to $48.4 million (US$44.6 million) and accordingly, a loss of $1.1 million (US$1.1 million) was recognised.

	Consolidated
	2009 $’000	2008 $’000
Profit from discontinued operations:
Revenue (Note 3)	1,166,844	1,136,656
Other income (Note 5)	54,868	27,372

Total income	1,221,712	1,164,028

Share of profits from associates and jointly controlled entities accounted for using the equity method	2,206	753
Employee benefits expenses	(189,871)	(147,500)
Transmission and direct costs	(512,657)	(589,413)
Depreciation, amortisation and impairment expense (Note 5)	(288,228)	(148,055)
Finance costs (Note 4)	(135,969)	(128,856)
Net hedge loss (Note 4)	(73,084)	(12,068)
Operating and management charges	(230,441)	(131,460)
Other expenses	(38,700)	(3,689)

Total expense	(1,466,744)	(1,160,288)

(Loss)/gain before income tax expense	(245,032)	3,740

Attributable income tax benefit/(expense) (Note 6)	12,167	(18,950)

(Loss)/gain after income tax	(232,865)	(15,210)

Loss on disposal of business (Note 5)	(20,649)	(2,274)
Profit on disposal of business (Note 5)	123,692	—
Attributable income tax expense (Note 6)	—	—

Loss from discontinued operations	(129,822)	(17,484)

Cash flows from discontinued operations:
Net cash flows from operating activities	166,505	218,301
Net cash flows from investing activities(1)	(174,522)	(997,212)
Net cash flows from financing activities(1)	(20,256)	919,942

Net cash flows	(28,273)	141,031

(1)	Increase in 2008 Financial Year is due to funding via intercompany loans and external debt to undertake European port acquisitions.

The major classes of assets and liabilities comprising the businesses (Euroports) classified as held for sale at 30 June 2009 are as follows:

	Consolidated
	2009 $’000	2008 $’000
Current assets
Cash and cash equivalents	86,192	—
Trade and other receivables	161,326	—
Other financial assets	2,052	—
Inventories	1,946	—
Current tax receivables	1,219	—
Other current assets	39,451	—

Total	292,186	—

Non-current assets
Trade and other receivables	2,555	—
Other financial assets	3,165	—
Cash held on restricted deposit	22,535	—
Investments accounted for using the equity method (Note 13)	14,399	—
Property, plant and equipment (Note 14)	670,277	—
Investment property (Note 15)	93	—
Goodwill (Note 16)	430,008	—
Other intangible assets (Note 17)	745,041	—
Deferred tax assets	41,785	—
Other non-current assets	1,690	—

Total	1,931,548	—

Total assets classified as held for sale	2,223,734	—

Current liabilities
Trade and other payables	(164,946)	—
Borrowings	(374,361)	—
Other financial liabilities	(9,986)	—
Current tax payable	(6,159)	—
Provisions	(62,421)	—
Other current liabilities	(42,052)	—

Total	(659,925)	—

Non-current liabilities
Trade and other payables	(779)	—
Borrowings	(775,723)	—
Other financial liabilities	(56,491)	—
Deferred tax liabilities	(368,416)	—
Provisions	(7,487)	—
Other non-current liabilities	(38,334)	—

Total	(1,247,230)	—

Total liabilities associated with assets classified as held for sale	(1,907,155)	—

Net assets classified as held for sale	316,579	—

38.	KEY MANAGEMENT PERSONNEL REMUNERATION

(A) KEY MANAGEMENT PERSONNEL COMPENSATION (EXCLUDING DIRECTORS)

The aggregate compensation of the Key Management Personnel (excluding Directors) of the Group and Company is set out below:

	Consolidated		Company
	2009 $	2008 $	2009 $	2008 $
Short term employment benefits	3,729,728	4,106,234	2,569,893	2,613,336
Post employment benefits	251,486	227,818	109,835	80,570
Share based payments	(689,613)	1,311,446	(689,613)	1,311,446

Total	3,291,601	5,645,498	1,990,115	4,005,352

Certain Key Management Personnel (excluding Independent Directors) are not paid directly by the Company. These Key Management Personnel are remunerated by the Manager. The share based payments are negative in the current year as a result of Babcock & Brown Limited entering administration. Accordingly, these share based payments will not be exercised and the value ascribed to these has been reversed in the current year. The disclosure above is shown for information purposes.

(B) REMUNERATION OF DIRECTORS

The aggregate compensation to the Directors of the Group and the Company is set out below:

	Consolidated		Company
	2009 $	2008 $	2009 $	2008 $
Short term employment benefits	441,308	639,182	224,351	287,226
Post-employment benefits	85,857	79,341	12,767	6,278
Share based payments	—	—	—	—

Total	527,165	718,523	237,118	293,504

Mr Green and Mr Hofbauer resigned on 15 September 2008 and 12 November 2008 respectively. In the prior year, a notional amount of $67,500 was allocated to both of these Directors for each Board. However, these amounts are not directly paid to these Directors as it is included within the management fee. No amounts have been allocated in the current Financial Year.

(C) REMUNERATION OF KEY MANAGEMENT PERSONNEL AND DIRECTORS

The aggregate compensation to the Key Management Personnel and Directors of the Group and the Company is set out below:

	Consolidated		Company
	2009 $	2008 $	2009 $	2008 $
Short term employment benefits	4,171,036	4,745,416	2,794,244	2,900,562
Post-employment benefits	337,343	307,159	122,602	86,848
Share based payments	(689,613)	1,311,446	(689,613)	1,311,446

Total	3,818,766	6,364,021	2,227,233	4,298,856

The share based payments are negative in the current year as a result of Babcock & Brown Limited entering administration. Accordingly, these share based payments will not be exercised and the value ascribed to these has been reversed in the current year. The disclosure above is shown for information purposes.

(D) KEY MANAGEMENT PERSONNEL EQUITY HOLDINGS

Fully paid ordinary Securities of Babcock & Brown Infrastructure Limited

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	137,230	—	—	—	137,230	—
Mr J M Sellar	574,298	—	—	(570,232)	4,066	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith(2)	—	—	—	91,553	91,553	—
Mr J M Cleland(1),(2)	423,311	—	—	400,000	823,311	—
Mr D J Robinson	22,859	—	—	40,000	62,859	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of fully paid ordinary securities held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer – Transport.
(2)

The number of fully paid ordinary securities held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

2008	Balance at 1 July 2007 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2008 No.	Balance held nominally No.
Mr J W Kendrew	137,230	—	—	—	137,230	—
Mr J G Pollock(1)	220,000	—	—	—	220,000	—
Mr J M Sellar	363,500	—	—	210,798	574,298	—
Mr M T Cummings(2)	—	—	—	—	—	—
Mr E R Krogh(2)	—	—	—	21,125	21,125	—
Mr J M Cleland(2)	—	—	—	423,311	423,311	—
Mr D J Robinson(2)	—	—	—	22,859	22,859	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of fully paid ordinary securities held by Mr Pollock as at 18 April 2008, which was the date of his resignation from Babcock & Brown Infrastructure.
(2)

The number of fully paid ordinary securities held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

BBI Exchangeable Preference Shares (BBI EPS)

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J M Sellar	109,072	—	—	(109,072)	—	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith(2)	—	—	—	—	—	—
Mr J M Cleland(1),(2)	—	—	—	—	—	—
Mr D J Robinson	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of BBI EPS held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer – Transport.
(2)	The number of BBI EPS held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

2008	Balance at 1 July 2007 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2008 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J G Pollock(1)	—	—	—	—	—	—
Mr J M Sellar	—	—	—	109,072	109,072	—
Mr M T Cummings(2)	—	—	—	—	—	—
Mr E R Krogh(2)	—	—	—	—	—	—
Mr J M Cleland(2)	—	—	—	—	—	—
Mr D J Robinson(2)	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of BBI EPS held by Mr Pollock as at 18 April 2008, which was the date of his resignation from Babcock & Brown Infrastructure.
(2)	The number of BBI EPS held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

Fully paid BBINNZ SPARCS

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J M Sellar	—	—	—	—	—	—
Mr M Cummings	—	—	—	—	—	—
Mr R C Smith(2)	—	—	—	—	—	—
Mr J M Cleland(1),(2)	—	—	—	—	—	—
Mr D J Robinson	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of BBINNZ SPARCS held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer – Transport.
(2)

The number of BBINNZ SPARCS held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

2008	Balance at 1 July 2007 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2008 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J G Pollock(1)	—	—	—	—	—	—
Mr J M Sellar	—	—	—	—	—	—
Mr M Cummings(2)	—	—	—	—	—	—
Mr E R Krogh(2)	—	—	—	—	—	—
Mr J M Cleland(2)	—	—	—	—	—	—
Mr D J Robinson(2)	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)	This was the number of BBINNZ SPARCS held by Mr Pollock as at 18 April 2008, which was the date of his resignation from Babcock & Brown Infrastructure.
(2)

The number of BBINNZ SPARCS held by these Key Management Personnel is only disclosed for those periods whereby they were considered to be Key Management Personnel in accordance with Accounting Standards.

39.	RELATED PARTY DISCLOSURES

(A) EQUITY INTERESTS IN RELATED PARTIES

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in Note 34 to the Financial Statements.

In addition, during the Financial Year the Minority Investors in Benelux Port Holdings S.A. exercised their put option. However, this only became effective once the exercise price was agreed and any required approvals were received. Further information in relation to this is disclosed in Note 32 and 40.

Equity interests in associates and joint venture entities

Details of interests in associates and joint venture entities are disclosed in Note 13 to the Financial Statements. In the current Financial Year Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Further information in relation to this disposal is disclosed in Note 37.

(B) TRANSACTIONS WITH OTHER RELATED PARTIES

Other related parties include:

•	the parent entity

•	entities with significant influence over Babcock & Brown Infrastructure

•	associates

•	joint ventures in which the entity is a venturer

•	subsidiaries

•	other related parties.

No impairments were recognised relating to debts due from related parties at reporting date (2008: nil).

Amounts receivable from and payable to related parties are disclosed in Notes 8, 9, and 19 to the Financial Statements. All loans advanced to and payable to related parties are unsecured. Interest is charged on certain loans at a variable rate based on the BBSW plus a margin. During the current year, Babcock & Brown Infrastructure Limited (the Company) received interest of $153,466,000 (2008: $106,055,000) from intercompany loans. This eliminates on consolidation.

Transactions involving the parent entity:

As at 30 June 2009, Babcock & Brown Infrastructure Limited has recognised a net payable of $165,311,714 (2008: $108,144,000) from its wholly-owned subsidiaries for their tax payable.

Transactions involving other related parties:

During the Financial Year, Babcock & Brown Infrastructure incurred the following amounts which were paid/payable to Babcock & Brown Infrastructure Management (BBIM) in its capacity as Manager of Babcock & Brown Infrastructure. As announced on 20 October 2008, Babcock & Brown Infrastructure and Babcock & Brown revised the base and incentive agreements. The changes became effective from 1 July 2008. The key components of the amended management agreement included:

•

no Incentive Fee is payable until the earlier of sustained trading at $1.00 per Stapled Security, with such value being adjusted where further Babcock & Brown Infrastructure securities are issued or three years from the date of change. If the return for a relevant period is less than the benchmark return, the deficit is carried forward for three years. This reform eliminates the potential of a payment of a performance fee in the event of a security price recovery in the short term which outperforms the market index.

•	the Base Fee was restructured and has two components:

•	the Responsible Entity Fee, being a fee for the services of the Responsible Entity, which is set at $1.0 million per annum indexed for CPI from 1 July 2008.

•	the Manager Base Fee, being the remainder of the Base Fee.

The Responsible Entity Fee and Manager Base Fee make up the Total Base Fee, which is calculated in accordance with the following formula:

•	0.1% for the first $400.0 million of market capitalisation;

•	1.0% of market capitalisation between $400.0 million and $2.0 billion; and

•	0.75% of market capitalisation above $2.0 billion.

The Total Base Fee for the 2009 Financial Year and 2010 Financial Year will be calculated as set out above; however, the 2010 Financial Year Total Base Fee is capped at $5.0 million plus CPI on the Responsible Entity Fee.

	2009 $	2008 $
Base Fee(1)	994,544	21,890,327
Incentive Fee(2)	—	—
Management services(3)	15,809,729	11,427,536

(1)

The Manager is entitled to receive a base fee in accordance with the formula discussed above. In the prior year, The Manager was entitled to receive a Base Fee, which is calculated as 0.1% per annum of a set base market capitalisation, and an additional 1% per annum for the amount that Babcock & Brown Infrastructure’s market capitalisation exceeds the base market capitalisation.

(2)

The Manager is entitled to receive an Incentive Fee, which is equal to 15% of any return in excess of the accumulation index for Babcock & Brown Infrastructure Stapled Securities over the ASX 200 Accumulation Index (Benchmark). For the year ended 30 June 2005, the total incentive fee payable was $21,319,000. There were no incentive fees payable in relation to the Financial Years ended 30 June 2006 to 30 June 2009 as Babcock & Brown Infrastructure did not outperform the benchmark.

The Incentive Fee in relation to 2005 was payable in three equal instalments. The third and final installment of the 2005 incentive fee with a total of $7,106,000 was not paid in the current year as Babcock & Brown Infrastructure did not continue to outperform the Benchmark.

The structure of fees paid to the Manager was amended during the current Financial Year as discussed above.

(3)

Babcock & Brown Infrastructure Limited (the Company) and the Manager entered into the BBIL Management Agreement on 1 July 2005 which was amended with effect from 1 July 2008. Under the BBIL Management agreement, the Company appointed the Manager as an independent contractor of the Group to perform certain specified core services. These core services include investment, management, consultation and advisory services. These extend to identifying, evaluating and making recommendations on investment and divestment opportunities to the Group. The Manager also performs or procures administrative tasks for the Group such as accounting, taxation, audit, information technology and compliance services and managing the Group’s investor relations. The Manager is entitled to be reimbursed for all costs of the Group paid for by the Manager and to be paid an agreed cost of recovery. This amount is initially set at $7,900,000 for core services payable by the Company and is subject to adjustment for CPI from 1 July 2006.

In accordance with the Management Agreement, the Company must also reimburse the Manager for other employees the Manager considers necessary or desirable following consultation with the Babcock & Brown Infrastructure Board.

As disclosed above, the Management Agreement with Babcock & Brown Infrastructure Management Pty Limited was amended effective from 1 July 2008.

Babcock & Brown Infrastructure Group has established and approved a code of conduct which applies to the provision of all services by Babcock & Brown Limited to Babcock & Brown Infrastructure. This code of conduct requires the Independent Directors of Babcock & Brown Infrastructure to approve all fees paid to Babcock & Brown or a related entity of Babcock & Brown. Further, the Independent Directors of Babcock & Brown Infrastructure can request an independent external expert to review the fees charged by Babcock & Brown Limited (or a related entity of Babcock & Brown) to ensure that the fees charged are reasonable and on a commercial basis.

For all transactions between Babcock & Brown Limited and Babcock & Brown Infrastructure entered into during the year ended 30 June 2009, there was negotiation on the terms of the proposed engagement (including the negotiation of the fees) and in all cases the Babcock & Brown Infrastructure Independent Directors approved the fees payable in accordance with the code of conduct outlined above.

During the year, the following amounts were paid/payable to Babcock & Brown Limited (or a related entity of Babcock & Brown) and were based on commercial terms.

	2009 $	2008 $
Paid/payable by Babcock & Brown Infrastructure Limited
Reimbursement of expenses(3)	—	14,075,728
Reimbursement of costs in connection with failed bids(3)	632,430	598,042

Paid/payable by BBI Networks (New Zealand) Limited
Financial advisory fee in connection with the disposal of assets	7,331,516	—
Reimbursement of costs in connection with the disposal of assets(3)	1,881,398	—

Paid/payable by DBCT Finance Pty Limited
Financial advisory fee in connection financing and refinancing activities	—	5,740,000
Reimbursement of costs in connection with refinancing activities(3)	511,000	—

Paid/payable by BBI US Holdings II LLC
Financial advisory fee in connection with the acquisition of assets	—	2,263,530
Reimbursement of costs in connection with failed bids(3)	—	1,656,267

Paid/payable by Cross Sound Cable
Accounting services paid to a subsidiary of Babcock & Brown Limited	221,947	168,934

Paid/payable by BBI Europe Holdings Pty Limited
Reimbursement of costs in connection with the disposal of assets(3)	75,839	—

Paid/payable by Euroports Holdings S.à.r.l
Financial advisory fee in connection with the acquisition of assets	—	28,951,165
Reimbursement of costs in connection with the acquisition of assets(3)	899,272	—

Paid/payable by BBI Port Acquisitions Luxembourg S.à.r.l
Distributions/interest payable to Babcock & Brown related entities	—	7,066,536

Paid/payable by BBI Italian Port Holdings S.p.A
Financial advisory fee in connection with the acquisition of assets	—	10,669,834

Paid/payable by ES &L Pty Limited
Financial advisory fee in connection with the acquisition of assets	—	13,623,500
Financial advisory fee in connection with refinancing activities	335,432	—
Reimbursement of costs in connection with the acquisition of assets(3)	1,142,914	—

Paid/payable by BBI Networks (UK) No.1 Limited
Financial advisory fee in connection with the disposal of assets	1,780,985	—
Reimbursement of costs in connection with the disposal of assets(3)	536,940	—

Paid/payable by Euroports Finland
Financial advisory fee in connection with the acquisition of assets	—	5,792,347
Reimbursement of costs in connection with the acquisition of assets(3)	828,222	—

Paid/payable by BBIPAL TPS Port Spain S.L
Reimbursement of costs in connection with the acquisition of assets(3)	925,886	—

Paid/payable by BBI US Investments Pty Limited
Financial advisory fee in connection with the acquisition of assets	—	39,520,464

Received/receivable from Babcock & Brown Note Issuer #1 Pty Limited
Interest receivable on loans to Babcock & Brown related entities(1)	—	3,174,418

Paid/payable by Babcock & Brown Securities Pty Limited
Interest paid on loans to Babcock & Brown Securities Pty Limited(2)	—	170,022

Received/receivable by Cross Sound Cable
Cross Sound Cable has provided consulting services to TransBay Cable LLC, a subsidiary of Babcock & Brown. These services are provided on an hourly basis at commercial rates	—	382,932

	2009 $	2008 $

Received/receivable from associates
Interest received from associates(4)	81,423,606	20,569,292
Dividends received from associates	23,518,550	21,636,000
Return of capital from associates(5)	44,014,000	9,857,000

Received/receivable from associates
Revenue recognised in relation to contractual capital projects	45,246,574	49,573,000
Maintenance revenue recognised in relation to contractual maintenance work	35,771,000	30,276,000

(1)

During the 2007 Financial Year, Babcock & Brown Infrastructure loaned $200,000,000 to Babcock & Brown Note Issuer #1 Pty Limited. This loan earned interest at an interest rate of 7.99% and was repaid on 19 October 2007.

(2)

During the prior Financial Year, Babcock & Brown Infrastructure borrowed $35,000,000 from Babcock & Brown Securities Pty Limited. This loan incurred interest at an interest rate of 10.43%. The loan was fully repaid.

(3)

These costs relate to the reimbursement of costs incurred by Babcock & Brown in relation to acquisitions, disposals or refinancing activities performed on behalf of Babcock & Brown Infrastructure. These expenses are charged to Babcock & Brown Infrastructure at cost.

(4)

Interest received from associates represents interest Babcock & Brown Infrastructure received on its US$440.0 million loan with Myria Holdings Inc, which it has a 33% interest in and interest on a NZ$190.0 million loan with Powerco New Zealand Holdings Limited, which it has a 42% interest in.

(5)	During the current year, Babcock & Brown Infrastructure received funds from Myria Holdings Inc. in the form of a return of capital.

(C) PARENT ENTITY

The parent entity in the Group is Babcock & Brown Infrastructure Limited.

40.	SUBSEQUENT EVENTS

On 28 July 2009, Babcock & Brown Infrastructure announced that it had agreed revised terms to the Share Subscription Agreement pursuant to which a consortium of investors consisting of Antin Infrastructure Partners (Antin IP) and Arcus European Infrastructure Fund I (Arcus) have agreed to invest in Euroports Holdings S.à.r.l (Euroports). On completion of the amended Share Subscription Agreement, Antin IP and Arcus will hold equity interests in Euroports of 14.1% and 19.9% respectively. In addition, Antin IP will hold a convertible bond in Euroports which, if converted, would convert into a further 5.97% of the equity in Euroports leaving Babcock & Brown Infrastructure holding a 60% interest.

The agreed price under the Amended Share Subscription Agreement for the 40% interest is €141.5 million ($243.3 million). This resulted in Babcock & Brown Infrastructure recognising an impairment loss in the current Financial Year of $199.5 million (€114.7 million) on its total investment. As a result of the completion of the transaction, the $60.9 million (€35.0 million) deposit that was treated as a currently liability was extinguished.

The amended Share Subscription Agreement includes a share equalization process in years 2012 and 2013 based on the performance of Euroports through to that time. Depending on Euroports performance, the aggregate equity owned by Antin IP and Arcus will be adjusted from the potential up-front 40% holdings to an amended holding of between 34% and 65% (to be held between Antin IP and Arcus on the same proportional basis as the up-front holding assuming Antin IP converts its convertible bond into equity). Furthermore, Antin IP and Arcus have the right to acquire another 9% from Babcock & Brown Infrastructure on the same terms as the current Share Subscription Agreement.

Subsequent to year end and associated with the Euroports sale transaction, Euroports bought out the remaining interests in Benelux Port Holdings S.A (owner of Manuport, Westerlund and Magemon in Belgium) and BBI Port Acquisitions Luxembourg S.à.r.l (owner of TPS in Spain and WCT in Belgium), such that Euroports now owns 100% of these businesses. These additional stakes were acquired through the combination of an upfront and deferred payment arrangement.

Debt refinancing at BBI Port Acquisitions Luxembourg S.à.r.l and Finnish Ports was also completed in association with the Euroports transaction.

Following the completion of the Euroports transaction, and EU clearance for the increased shareholdings at each asset level, Euroports therefore now owns:

•	100% of Manuport (Belgium and Bulgaria)

•	100% of Westerlund (Belgium and France)

•	100% of TPS (Spain)

•	100% of WCT(Belgium)

•	100% of Finnish Ports (Finland)

•	80% of TRI (Italy)

•	50% of Rostock (Germany)

On 31 July 2009, Babcock & Brown Infrastructure announced that BBI Port Acquisitions UK Limited, the immediate parent of PD Ports Limited and its subsidiary Ports Holdings Limited have agreed terms with lenders for an extension on debt facilities of £75.0 million ($153.9 million) and £25.0 million ($51.3 million) respectively, for a further three months.

On 26 August 2009, Babcock & Brown Infrastructure announced that it had agreed terms of separation from Babcock & Brown and the internalisation of its management. The agreement reached between the parties is subject only to approval by Babcock & Brown Infrastructure’s corporate lenders. Under the terms of the Separation Agreement, Babcock & Brown will continue to provide the services of Babcock & Brown Investor Services Limited as responsible entity of the Babcock & Brown Infrastructure Trust until 2012 (at the latest) for a fee of $2.0 million per annum increased for CPI.

On 4 September 2009, the Group announced that it is engaged in a comprehensive equity recapitalisation transaction combined with sales of certain assets. The Group is in active dialogue with a potential cornerstone investor as part of this potential recapitalisation. The terms of the transaction with the potential cornerstone investor have been discussed (although the structure and details of any such transaction are not yet finalised). A comprehensive recapitalisation on the terms discussed requires the consent of the lenders and the Group has approached the lenders to obtain their consent to the recapitalisation.

As part of the recapitalisation, it is likely there will be a requirement for full conversion of EPS and SPARCS in advance of, and in order to facilitate any equity recapitalisation. The ownership interests of ordinary security holders, EPS holders and SPARCS holders post-conversion will be significantly diluted by the recapitalisation. The transaction mechanics, including any conversion of the hybrid securities and the basis on which it would occur, have not been determined. The value outcomes for ordinary security holders, EPS holders and SPARCS holders are not certain and may attribute a value to those securities that is less than the face value or recent trading prices. Furthermore, associated sales of assets with current book values totalling approximately $7.0 billion may be at amounts lower than their current book value and result in an impairment charge of approximately $900.0 million should the contemplated transaction proceed.

In recognition of the time and cost commitment required of the potential cornerstone investor, Babcock & Brown Infrastructure has entered into an interim agreement with the cornerstone investor to continue to negotiate in good faith the development of the proposed transaction. This agreement includes a non-solicitation obligation on Babcock & Brown Infrastructure, a capped cost reimbursement provision in favour of the cornerstone investor and a three month right of first refusal over the sale of certain assets, if Babcock & Brown Infrastructure chooses to seek to sell those assets.

The process of finalising transaction terms and obtaining bank approvals is anticipated to take several weeks. There is no assurance that agreement will be reached in relation to any transaction.

41.	NOTES TO THE CASH FLOW STATEMENT

(A) RECONCILIATION OF CASH AND CASH EQUIVALENTS

For the purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the Financial Year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Cash and cash equivalents	257,873	300,250	52,366	2,975
Bank overdraft (Note 20)	(31)	(1,771)	—	—
Cash included as held for sale (Note 37)	86,192	—	—	—

	344,034	298,479	52,366	2,975

(B) BUSINESSES ACQUIRED

Further details regarding the businesses acquired during the Financial Year are disclosed in Note 35.

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
CONSIDERATION
Purchase consideration	3,595	2,676,980	—	—

FAIR VALUE OF NET ASSETS ACQUIRED
Current assets:
Cash	26,691	67,580	—	—
Receivables	(31,381)	255,594	—	—
Inventories	7	3,180	—	—
Other	2,873	58,680	—	—
Non-current assets:
Property, plant & equipment	201,661	1,938,108	—	—
Intangibles and other assets	44,407	1,197,287	—	—

Total assets acquired	244,258	3,520,429	—	—

Current liabilities:
Payables	24,296	323,027	—	—
Non-current liabilities:
Interest bearing liabilities and other liabilities	239,573	1,234,581	—	—

Total liabilities acquired	263,869	1,557,608	—	—

Net assets acquired	(19,611)	1,962,821	—	—
Minority interests	14,612	(128,967)	—	—

	(4,999)	1,833,854	—	—

Goodwill on acquisition capitalised	8,594	843,126	—	—
Goodwill on acquisition recognised in the income statement	—	—	—	—

	3,595	2,676,980	—	—

NET CASH OUTFLOW ON ACQUISITION
Total purchase consideration	3,595	2,676,980	—	—
Less cash and cash equivalent balances acquired	(315)	(67,580)	—	—
Earn-outs / deferred settlements paid	101,832	(156,170)	—	—
Equity & debt issued	—	(1,335,261)	—	—
Purchase of minority interest in WestNet Rail	80,308	—	—	—

Cash and cash equivalents consideration	185,420	1,117,969	—	—

(C) BUSINESSES DISPOSED

During the Financial Year, the Group disposed of its controlling interest in Powerco New Zealand and its wholly-owned subsidiary Gascan in Portugal. In the prior year, the Group disposed of its investment in Ideal Contractors and ICS Logistics. Details of the disposals are as follows:

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
CONSIDERATION
Cash and cash equivalents	423,737	47,255	—	—
Loans from associates	143,325	—	—	—
Equity accounted investment	12,947	—	—	—

	580,009	47,255	—	—

BOOK VALUE OF NET ASSETS SOLD
Current assets:
Cash	7,855	—	—	—
Receivables	25,295	5,610	—	—
Inventories	3,004	69	—	—
Other	942	1,882	—	—
Non-current assets:
Receivables	4,533	—	—	—
Property, plant & equipment	1,500,110	40,181	—	—
Intangibles	125,072	28,371	—	—
Investments	—	—	—	—
Other	1,858	728	—	—
Current liabilities:
Payables	30,473	4,607	—	—
Borrowings	285,581	—	—	—
Non-current liabilities:
Borrowings	739,831	22,705	—	—
Other	131,509	—	—	—
Net assets disposed	481,275	49,529	—	—
Transfer of reserves	(4,309)	—	—	—
Net gain/(loss) on disposal	103,043	(2,274)	—	—

	580,009	47,255	—	—

NET CASH INFLOW ON DISPOSAL
Cash and cash equivalents consideration	423,737	47,255	—	—
Less cash and cash equivalents disposed of	(7,855)	—	—	—

	415,882	47,255	—	—

(D) NON-CASH FINANCING AND INVESTING ACTIVITIES

During the current year ended 30 June 2009, 27,162,293 SPARCS with a face value of NZ$1.00 each were converted into 216.0 million Babcock & Brown Infrastructure Stapled Securities.

During the prior year ended 30 June 2008, investing activities in relation to the acquisition of the Alinta assets and the further investment in WestNet Rail were funded with equity. In relation to the Alinta acquisition, 380.8 million Babcock & Brown Infrastructure Stapled Securities were issued to the Alinta shareholders with a fair value of $651.2 million. For the WestNet Rail additional interests purchased, 79.7 million Stapled Securities were issued with a fair value of $81.6 million.

(E) FINANCING FACILITIES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Financing facilities available to the Group:
Bank loans and commercial paper / standby facility:
– amount used	4,204,360	5,055,162	—	—
– amount unused	964,286	1,068,778	—	—

	5,168,646	6,123,940	—	—

(F) CASH BALANCES NOT AVAILABLE FOR USE

As disclosed in Note 12 to the Financial Statements, the restricted cash can only be used as a reserve for servicing the debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Cash Flow Statement. In addition, cash of $41.1 million is attributable to the consortium that acquired the Alinta assets. Babcock & Brown Infrastructure is entitled to 17.5% of this cash balance. The balance of this amount has been recorded as a liability in Note 19.

(G) RECONCILIATION OF LOSS FOR THE YEAR TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated		Company
	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Loss for the year	(977,130)	(44,442)	(904,638)	(59,873)
Loss on sale or disposal of non-current assets	3,718	6,831	—	—
Gain on revaluation of investment property	(10,928)	(29,953)	—	—
(Gain)/loss on disposal of businesses/investments	(103,043)	2,274	—	—
Movement in fair value through profit or loss on derivatives	227,033	(3,938)	—	—
Fair value recognised in profit or loss on borrowings	7,397	(4,334)	—	—
Share of jointly controlled venture entities’ profit after tax	(11,211)	(7,518)	—	—
Depreciation, amortisation and impairment of non-current assets	1,161,426	300,083	966,273	—
Amortisation of capitalised borrowing costs	26,749	17,772	—	—
Foreign exchange loss/(gain)	24,849	17,562	(30,999)	20,391
Unwinding of unrealised discount on intercompany payables	1,019	4,633	36,589	91,632
Other adjustments	(98,056)	(3,484)	—	6,186
Movement in tax balances	(254,776)	(10,866)	36,531	34,586
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:
(Increase)/decrease in assets:
Current receivables	95,258	23,210	(62)	(367)
Current inventories	1,266	(8,150)	—	—
Other	(14,534)	(49,308)	1,053	56
Intercompany balances	—	—	(114,347)	(106,055)
Increase/(decrease) in liabilities:
Current payables	34,094	48,562	(4,534)	221
Current provisions	20,322	25,823	—	—
Other liabilities and deferred income	98,341	44,577	—	—

Net cash provided by/(used in) operating activities	231,794	329,334	(14,134)	(13,223)

42.	FINANCIAL INSTRUMENTS

(A) FINANCIAL RISK MANAGEMENT

The operations of Babcock & Brown Infrastructure expose it to a number of financial risks, including:

•	capital risk

•	liquidity risk

•	interest rate risk

•	foreign currency risk; and

•	credit risk.

The Board of Babcock & Brown Infrastructure recognises that risk management is an integral part of good management practice. Risk management is integrated into Babcock & Brown Infrastructure’s philosophy, practices, business plans and forecasts with a culture of compliance being promoted within the Company.

Babcock & Brown Infrastructure’s internal treasury function provides services and advice to the corporate head office and also to Babcock & Brown Infrastructure’s subsidiaries across a broad range of treasury activities that assist with the management of the financial risks relating to the operations of the Group.

The treasury function is governed by a Treasury Policy as approved by the Board. The Treasury Management Committee is a committee appointed by the Board made up of key members of Babcock & Brown Infrastructure’s management team who perform a monitoring, review and approval role, and report to the Board on a regular basis.

The Group seeks to minimise the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Babcock & Brown Infrastructure’s Treasury Policy. This policy provides written principles on the use of financial derivatives. Babcock & Brown Infrastructure does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

There has been no material change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(B) CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the group consists of debt, which includes the borrowings disclosed in Note 20, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and retained earnings as disclosed in Notes 26 and 28 respectively.

The Group operates globally, through subsidiary companies established in the markets in which the Group trades.

Operating cash flows are used to maintain the assets, as well as to make the routine outflows of tax, distributions and meet interest requirements. The Group manages its debt exposure by ensuring a diversity of funding sources as well as spreading the maturity profile to minimise refinance risk. This includes borrowing in the currency where the asset operates where possible, which acts as a natural hedge.

The Group’s overall strategy remains unchanged from 2008 apart from Babcock & Brown Infrastructure announcing on 5 November 2008 that it had elected to suspend Stapled Security distributions until further notice (refer Note 40 for details of other subsequent events).

The Board, along with senior management reviews the capital structure and as part of this review considers the cost of capital and the risk associated with each class of capital. The Group manages its overall capital structure through the payment of distributions, the issue of new securities, the issue of new debt or the redemption of existing debt.

Loan covenants

As disclosed within borrowings (refer Note 20), Babcock & Brown Infrastructure has various loan facilities in place. Most of these facilities have applicable loan covenants attached to these. These are generally in the form of interest cover ratios and gearing ratios.

Babcock & Brown Infrastructure does not have any market capitalisation covenants attached to any of its borrowings.

During the year ended 30 June 2009, there were no breaches of any loan covenants within the Group.

(C) LIQUIDITY RISK MANAGEMENT

The main objective of liquidity risk management is to ensure that Babcock & Brown Infrastructure has sufficient funds available to meet its financial obligations, working capital and potential investment expenditure requirements in a timely manner. It is also associated with planning for unforeseen events which may curtail operating cash flows and cause pressure on the Group’s liquidity.

Babcock & Brown Infrastructure manages liquidity risk by maintaining adequate cash reserve and committed credit lines in addition to continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Refer to Note 41(E) for undrawn facilities that are available to the group as at the reporting date to further reduce liquidity risk, and Note 40 for subsequent events.

Liquidity and Interest Risk Tables

The following table details the Company’s and the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

The Company does not hold any derivative financial instruments (2008: nil).

Consolidated – 2009	Weighted average effective interest rate %	Less than 6 months $’000	6 – 12 months $’000	1 – 2 years $’000	2 – 5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount assets $’000

Non-derivative financial liabilities
Trade and other payables	—	236,589	269	506	1,518	1,266	240,148	240,148
Non-interest bearing liabilities	—	—	—	—	—	—	—	—
Interest bearing liabilities	5.18	367,726	307,252	2,424,934	2,029,469	2,289,544	7,418,925	6,344,672
Finance lease liabilities	9.50	628	628	1,256	3,075	1,217	6,804	4,932
Other financial liabilities	8.62	63,029	308	616	3,903	—	67,856	66,623
Derivative (assets)/ liabilities
Net settled interest rate swaps	—	85,198	55,342	62,040	59,229	26,151	287,960	247,337
Net settled foreign currency exchange forward contracts	—	1,869	298	2,015	228	—	3,954	4,126

Consolidated – 2008	Weighted average effective interest rate %	Less than 6 months $’000	6 – 12 months $’000	1 – 2 years $’000	2 – 5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount assets $’000
Non-derivative financial liabilities
Trade and other payables	—	476,038	1,846	1,318	1,206	1,212	481,620	481,620
Non-interest bearing liabilities	—	—	—	—	—	112,590	112,590	98,303
Interest bearing liabilities	7.35	531,711	572,357	1,381,629	5,584,241	2,906,101	10,976,039	8,602,629
Finance lease liabilities	5.50	6,666	6,603	14,078	27,776	13,708	68,831	57,794
Other financial liabilities	5.75	61,017	260	519	1,731	2,078	65,605	63,550

		1,075,432	581,066	1,397,544	5,614,954	3,035,689	11,704,685	9,303,896

Derivative (assets)/ liabilities
Net settled interest rate swaps	—	(21,092)	(25,775)	(36,211)	(41,397)	56,276	(68,199)	(48,114)
Net settled foreign currency exchange forward contracts	—	(6,819)	(4,655)	(7,764)	(7,462)	—	(26,700)	(24,449)

		(27,911)	(30,430)	(43,975)	(48,859)	56,276	(94,899)	(72,563)

Company – 2009	Weighted average effective interest rate %	Less than 6 months $’000	6 – 12 months $’000	1 – 2 years $’000	2 – 5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount liabilities $’000
Non-derivative financial liabilities
Trade and other payables	—	4,785	—	—	—	—	4,785	4,785
Non-interest bearing liabilities	—	206,673	—	—	—	2,372,831	2,579,504	1,708,673
Interest bearing liabilities	4.38	14,318	14,318	28,635	85,906	710,632	853,809	653,362
Other financial liabilities	—	—	—	—	—	—	—	—

		225,776	14,318	28,635	85,906	3,083,463	3,438,098	2,366,820

Company – 2008	Weighted average effective interest rate %	Less than 6 months $’000	6 – 12 months $’000	1 – 2 years $’000	2 – 5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount liabilities $’000
Non-derivative financial liabilities
Trade and other payables	—	8,388	—	—	—	—	8,388	8,388
Non-interest bearing liabilities	—	213,990	—	—	—	2,310,663	2,524,653	1,563,296
Interest bearing liabilities	8.51	306,400	13,058	26,116	78,349	356,384	780,307	580,478
Other financial liabilities	—	—	—	—	—	—	—	—

		528,778	13,058	26,116	78,349	2,667,047	3,313,348	2,152,162

(D) INTEREST RATE RISK MANAGEMENT

Babcock & Brown Infrastructure’s primary objectives of interest rate risk management are to ensure that:

•	the Group is not exposed to interest rate movements that could adversely impact on its ability to meet financial obligations;

•	earnings and distributions are not adversely affected;

•	volatility of debt servicing costs is managed within acceptable parameters; and

•	all borrowing covenants under the terms of the various borrowing facilities, including interest cover ratios, are complied with.

Having regard to the above constraints and target, Babcock & Brown Infrastructure’s objective in managing interest rate risk is to minimise interest expense whilst ensuring that an appropriate level of flexibility exists to accommodate potential changes in funding requirements, ownership of assets and also movements in market interest rates.

To achieve this, in general terms, Babcock & Brown Infrastructure’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivate instruments. In addition, where possible, interest rate risk is minimised by matching the terms of the interest rate swap contracts hedging the borrowings which fund the underlying investments to the regulatory regime for those investments, thus providing natural hedges.

The Group’s exposure to interest rates on financial liabilities is detailed in the liquidity risk management section of this note.

Interest Rate Sensitivity Analysis

The sensitivity analysis below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the Financial Year and held constant throughout the reporting period. A 100 basis point increase or decrease is used when reporting interest rate risk internally to Key Management Personnel and represents management’s assessment of the potential change in interest rates. A parallel shift in the yield curves by 100 basis points higher or lower at reporting date, would have the following impact assuming all other variables were held constant:

Consolidated	2009		2008
	100 bp increase $’000	100 bp decrease(1) $’000	100 bp increase $’000	100 bp decrease $’000
Net profit / (loss)	(755)	26,828	(25,803)	32,735
Other equity	95,673	(49,817)	180,598	(205,837)

(1)	In the current Financial Year, US Dollar, Euro and Great British Pound are based on a 25 basis point downward shift to ensure the rates do not go below zero.

Company	2009		2008
	100 bp increase $’000	100 bp decrease $’000	100 bp increase $’000	100 bp decrease $’000
Net profit / (loss)	19,795	(19,795)	35,989	(35,989)
Other equity	—	—	—	—

The Group’s sensitivity to interest rates has decreased during the period mainly due to the sale of 58% of Powerco New Zealand. Accordingly, Babcock & Brown Infrastructure now equity accounts its remaining 42% investment in Powerco New Zealand.

Interest Rate Swap Contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the applicable benchmark curve at reporting date, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the Financial Year.

The Company was not party to any interest rate swap contracts as at 30 June 2009 or 30 June 2008.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts of the Group outstanding as at reporting date:

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding floating for fixed contracts	2009%	2008%	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Less than 1 year	6.53	6.17	1,992,000	1,075,375	(37,772)	21,279
1 to 2 years	6.50	6.35	1,163,837	1,878,473	(51,283)	32,100
2 to 5 years	6.36	6.43	1,431,739	2,203,214	(38,429)	52,900
5 years plus	4.30	5.38	1,426,685	2,523,523	(116,100)	34,997

			6,014,261	7,680,585	(243,584)	141,276

Interest rate swap contracts exchanging floating rate interest amount for fixed rate interest amounts are designated as cash flow hedges where possible in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The settlement dates coincide with the dates on which the interest is payable on the underlying debt where possible, and the amount deferred in equity is recognised in profit or loss over the period that the floating interest payments on debt impact overall profit or loss.

Certain interest rate contracts do not qualify for hedge accounting and are not able to be treated as cashflow hedges.

	Average contracted floating interest rate		Notional principal amount		Fair value
Outstanding fixed for floating contracts	2009%	2008%	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Less than 1 year	—	—		—		—
1 to 2 years	—	7.45	—	95,170	—	(1,713)
2 to 5 years	—	6.36	—	206,202	—	(7,264)
5 years plus	6.25	6.13	150,000	593,545	1,708	(68,281)

			150,000	894,917	1,708	(77,258)

Inflation Swap Contracts

A subsidiary of Babcock & Brown Infrastructure has entered into a number of inflation swaps. The purpose of these derivatives is to hedge the proportion of the pre-finance cash flows deemed to be index linked. These derivatives do not qualify for hedge accounting and are not able to be treated as cashflow hedges.

The Company has not entered into any inflation swaps.

	Average contracted Inflation rate indexation		Notional principal amount		Fair value
Inflation swap contracts	2009%	2008%	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	3.23	—	149,323	—	(21,013)	—
5 years plus	—	3.23	—	150,652	—	(13,930)

			149,323	150,652	(21,013)	(13,930)

Interest Rate Swaptions

During the period a subsidiary of Babcock & Brown Infrastructure sold a number of swaptions. The Company did not sell any interest rate swaptions.

	Average contracted Inflation rate indexation		Notional principal amount		Fair value
Interest rate swaptions	2009%	2008%	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	—	—	—	—	—
5 years plus	4.45	4.44	120,163	101,288	(2,904)	(1,974)

			120,163	101,288	(2,904)	(1,974)

(E) FOREIGN CURRENCY RISK MANAGEMENT

Babcock & Brown Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of the Group’s assets and cash flows, capital expenditure and other expenses and asset acquisitions. Babcock & Brown Infrastructure’s approach to foreign currency risk management is:

•	to hedge to reduce uncertainty by establishing appropriate outcomes in domestic currency reporting terms of significant transactional exposures; and

•	to manage translation risk at the Group level by having debt denominated in the currency of the related asset where possible.

Babcock & Brown Infrastructure has investments in businesses in a number of international locations and is therefore exposed to foreign currency risk on the distributable cash flows from those businesses. The risk is that the distributable cash flows, which are denominated in the underlying currency of the investments, will lose value relative to the Australian dollar, resulting in less Australian dollars available to pay distributions to Securityholders. This risk is managed through entering forward exchange contracts to convert expected distributions to Australian dollars. Under the Treasury Policy, Babcock & Brown Infrastructure is to maintain hedging in relation to subsidiary distributions (within a minimum and maximum hedging band) for a period of up to 5 years on a rolling basis.

The tables below set out the Group’s and the Company’s currency exposure at 30 June 2009 and 30 June 2008:

Consolidated – 2009	Australian dollar A$’000	British pound A$’000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Other A$’000	TOTAL A$’000
Current financial assets
Cash and cash equivalents	194,747	48,995	596	821	12,714	—	257,873
Trade and other receivables	83,184	49,026	—	9,102	31,679	—	172,991
Other financial assets	64,670	—	—	—	2,903	—	67,573

	342,601	98,021	596	9,923	47,296	—	498,437

Non-current financial assets
Cash held on restricted deposit	75,297	23,745	—	101	5,172	—	104,316
Trade and other receivables	2,097	7,343	—	—	—	—	9,440
Other financial assets	10,557	33	—	152,850	542,273	—	705,712

	87,951	31,121	—	152,951	547,445	—	819,468

Current financial liabilities
Trade and other payables	199,893	119,356	—	2,237	10,703	—	332,189
Borrowings	7,826	389,731	—	95,785	418	—	493,760
Other financial liabilities	36,835	17,624	60,859	—	1,798	—	117,116

	244,554	526,711	60,859	98,022	12,919	—	943,065

Non-current financial liabilities
Trade and other payables	3,290	—	—	—	—	—	3,290
Borrowings	3,812,497	1,048,455	—	218,328	1,406,665	—	6,485,945
Other financial liabilities	120,297	41,200	—	4,732	41,105	—	207,334

	3,936,084	1,089,655	—	223,060	1,447,770	—	6,696,569

Consolidated – 2008	Australian dollar A$’000	British pound A$’000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Other A$’000	TOTAL A$’000
Current financial assets
Cash and cash equivalents	147,357	33,728	103,834	7,140	2,690	5,501	300,250
Trade and other receivables	144,406	63,140	224,889	22,991	24,520	4,719	484,665
Other financial assets	89,754	6,745	2,098	2,234	5,629	—	106,460

	381,517	103,613	330,821	32,365	32,839	10,220	891,375

Non-current financial assets
Cash held on restricted deposit	118,214	41,185	14,922	—	3,117	—	177,438
Trade and other receivables	17,401	7,285	1,042	—	—	—	25,728
Other financial assets	98,931	25,967	20,359	14,316	457,095	—	616,668

	234,546	74,437	36,323	14,316	460,212	—	819,834

Current financial liabilities
Trade and other payables	163,226	118,322	248,566	32,311	9,924	2,363	574,712
Borrowings	296,599	157,612	33,244	58,015	78,202	—	623,672
Other financial liabilities	4,737	—	57,441	—	1,698	—	63,876

	464,562	275,934	339,251	90,326	89,824	2,363	1,262,260

Non-current financial liabilities
Trade and other payables	2,815	—	187	1,338	—	—	4,340
Borrowings	3,918,690	1,297,399	1,036,526	931,402	889,121	1,429	8,074,567
Other financial liabilities	16,112	13,075	349	67,916	24,339	—	121,791

	3,937,617	1,310,474	1,037,062	1,000,656	913,460	1,429	8,200,698

Company – 2009	Australian dollar A$’000	British pound A$’000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Other A$’000	TOTAL A$’000
Current financial assets
Cash and cash equivalents	36,664	2,185	596	643	12,278	—	52,366
Trade and other receivables	840	—	—	—	—	—	840
Other financial assets	70,639	—	—	—	—	—	70,639

	108,143	2,185	596	643	12,278	—	123,845

Non-current financial assets
Other financial assets	2,700,750	2	573,343	—	—	—	3,274,095

	2,700,750	2	573,343	—	—	—	3,274,095

Current financial liabilities
Trade and other payables	46,655	—	—	—	—	—	46,655

	46,655	—	—	—	—	—	46,655

Non-current financial liabilities
Trade and other payables	2,155,362	—	—	—	—	—	2,155,362

	2,155,362	—	—	—	—	—	2,155,362

Company – 2008	Australian dollar A$’000	British pound A$’000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Other A$’000	TOTAL A$’000
Current financial assets
Cash and cash equivalents	1,193	506	476	310	490	—	2,975
Trade and other receivables	2,821	—	—	—	—	—	2,821
Other financial assets	85,256	—	—	—	—	—	85,256

	89,270	506	476	310	490	—	91,052

Non-current financial assets
Cash held on restricted deposit	5,000	—	—	—	—	—	5,000
Other financial assets	2,393,786	2	500,710	157,756	—	—	3,052,254

	2,398,786	2	500,710	157,756	—	—	3,057,254

Current financial liabilities
Trade and other payables	404,937	—	—	—	—	—	404,937

	404,937	—	—	—	—	—	404,937

Non-current financial liabilities
Trade and other payables	1,748,543	—	—	—	—	—	1,748,543

	1,748,543	—	—	—	—	—	1,748,543

Foreign currency sensitivity analysis

The following tables detail the Group’s sensitivity to a 10% increase and decrease in the Australian dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis is performed as follows:

•

outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at the period end for a 10% change in foreign currency rates at which they are translated; and

•	foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate.

2009	Impact on profit or loss +/- 10%				Impact on equity +/- 10%
	Consolidated		Company		Consolidated		Company
	+10% $’000	-10% $’000	+10% $’000	-10% $’000	+10% $’000	-10% $’000	+10% $’000	-10% $’000
AUD/GBP	6,232	(7,699)	(199)	243	135,401	(165,490)	—	—
AUD/EUR	22,957	(28,324)	(52,176)	63,771	—	—	—	—
AUD/USD	15,751	(19,382)	(1,116)	1,364	22,912	(28,003)	—	—
AUD/NZD	245	(301)	(58)	71	14,441	(17,650)	—	—

2008	Impact on profit or loss +/- 10%				Impact on equity +/- 10%
	Consolidated		Company		Consolidated		Company
	+10% $’000	-10% $’000	+10% $’000	-10% $’000	+10% $’000	-10% $’000	+10% $’000	-10% $’000
AUD/GBP	7,762	(9,543)	(46)	56	128,751	(157,362)	—	—
AUD/EUR	11,987	(14,949)	(45,562)	55,687	91,786	(112,183)	—	—
AUD/USD	15,848	(19,593)	(45)	54	38,160	(46,639)	—	—
AUD/NZD	962	(1,176)	(14,370)	17,563	94,965	(116,068)	—	—
USD/EUR	—	—	—	—	381	(61)	—	—

Forward foreign exchange contracts

The following table details the forward foreign currency contracts of the consolidated group outstanding as at reporting date.

The Company has not undertaken any forward foreign currency contracts as at reporting date (2008: nil).

Outstanding contracts	Average exchange rate		Foreign currency		Contract value		Fair value
	2009	2008	2009 FC’000	2008 FC’000	2009 $’000	2008 $’000	2009 $’000	2008 $’000
Sell NZ Dollars
Less than 3 months	—	$1.0907	—	3,922	—	3,596	—	485
3 to 6 months	$1.0806	$1.0852	800	10,000	740	9,216	94	1,293
6 to 12 months	$1.0896	—	800	—	734	—	86	—
1 year to 2 years	$1.0856	$1.0713	2,722	400	2,507	373	295	55
2 years to 3 years	—	—	—	—	—	—	—	—
Sell GB Pounds
Less than 3 months	—	£0.4084	—	4,250	—	10,407	—	1,536
3 to 6 months	£0.3972	£0.4061	4,450	5,180	11,203	12,756	1,916	1,912
6 to 12 months	£0.4061	£0.3983	4,500	8,650	11,082	21,717	1,560	3,347
1 year to 2 years	£0.4105	£0.3994	15,130	14,450	36,856	36,179	4,159	4,933
2 years to 3 years	£0.3992	£0.4148	5,000	11,130	12,523	26,833	1,295	2,336
3 years to 4 years	£0.3991	—	5,000	—	12,528	—	975	—
Sell US Dollars
Less than 3 months	$0.8475	$0.8922	2,500	8,500	2,950	9,527	(146)	608
3 to 6 months	$0.8381	$0.8799	6,500	5,800	7,756	6,592	(343)	422
6 to 12 months	$0.8253	$0.8630	16,000	13,800	19,386	15,990	(738)	1,017
1 year to 2 years	$0.8013	$0.8331	23,000	29,000	28,702	34,811	(895)	2,197
2 years to 3 years	$0.7766	$0.8028	22,000	28,000	28,327	34,877	(789)	2,240
3 years to 4 years	$0.6507	$0.7774	10,000	24,000	15,368	30,870	1,379	1,937
Sell Euros
Less than 3 months	€0.5609	€0.5984	9,575	6,405	17,072	10,704	(231)	196
3 to 6 months	€0.5915	€0.6069	8,019	6,302	13,558	10,384	(303)	(119)
6 to 12 months	€0.5741	€0.5969	15,233	11,893	26,532	19,924	(501)	4
1 year to 2 years	€0.5615	€0.5833	32,068	28,902	57,109	49,550	(1,031)	17
2 years to 3 years	€0.5459	€0.5681	26,415	25,706	48,384	45,252	(1,123)	(96)
3 years to 4 years	€0.5314	€0.5556	22,949	21,026	43,182	37,844	(1,533)	(309)
4 years to 5 years	—	€0.5375	—	19,560	—	36,388	—	(290)
Buy Euros
Less than 3 months	—	€0.6134	—	35,000	—	57,059	—	280
Buy US FX Options
Less than 3 months	—	$0.8841	—	1,722	—	1,947	—	112
3 to 6 months	—	$0.8841	—	2,034	—	2,301	—	112
6 to 12 months	—	$0.8841	—	4,759	—	5,383	—	224

							4,126	24,449

(F) CREDIT RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Babcock & Brown Infrastructure. The Group only undertakes transactions with credit worthy customers and conducts active ongoing credit evaluation on the financial condition of customers and other trade receivables in order to minimise credit risk.

Trade receivables consist of a large number of customers, spread across two distinct asset classes (transport and energy transmission & distribution) and within those asset classes, exposure to a number of diverse industries and geographical areas.

From a treasury perspective, counterparty credit risk is managed through the establishment of authorised counterparty credit limits which ensures Babcock & Brown Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Babcock & Brown Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels reflecting Babcock & Brown Infrastructure’s scale of activity and also allow it to manage treasury business competitively.

Babcock & Brown Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

(G) PUT AND CALL OPTIONS

WestNet Rail

In June 2006, Babcock & Brown Infrastructure purchased 51% of WestNet Rail. The remaining 49% of the acquisition was made by a syndicate of investors (Minority Investors). A Shareholders’ Agreement (including a put and call option) was entered into between Babcock & Brown Infrastructure and the Minority Investors with the Minority Investor syndicate to be managed by Babcock & Brown.

On 31 March 2008, the Group acquired a further 25% of WestNet Rail. The remaining Minority Investors agreed to extend the settlement of the call option to February 2009. A further 20% of the Minority Investors exercised their option at this date. The remaining call options lapsed as of this date. At 30 June 2009, Babcock & Brown Infrastructure owns 96% of WestNet Rail and no outstanding call options remain.

Water Container Transport And Tarragona Port Services

On 6 July 2006, Babcock & Brown Infrastructure through its 51% owned subsidiary BBI Port Acquisitions Luxembourg S.à.r.l purchased 100% of Water Container Transport. On 30 May 2007, BBI Port Acquisitions Luxembourg S.à.r.l purchased 100% of Tarragona Port Services. The remaining 49% of BBI Port Acquisitions Luxembourg S.à.r.l was made by a syndicate of investors (Minority Investors). Shareholder loan agreements have been made with the Minority Investors.

Babcock & Brown Infrastructure has been provided with a call option to purchase the remaining shares in Water Container Transport. The call option was extended through to 30 June 2009 or if Babcock & Brown Infrastructure undergoes a capital reorganisation.

Babcock & Brown Infrastructure has been provided with a call option to purchase the remaining shares in Tarragona Port Services. The call option is exercisable on the earlier of 1 January 2009 to 30 June 2009 or if Babcock & Brown Infrastructure undergoes a capital reorganisation.

As disclosed in Note 40, BBI Port Acquisitions Luxembourg S.à.r.l acquired the remaining Minority Interests subsequent to year end.

Babcock & Brown Infrastructure has reviewed the agreements and has determined that the call option meets the definition of a derivative in accordance with AASB139. However, the fair value of this derivative is immaterial and no amount has been recognised in the Financial Statements.

Benelux Port Holdings

On 12 July 2007, BBI Europe Holdings (Lux) S.à.r.l signed a ‘Shareholders’ Agreement’ with Goldoni S.A (Minority Investors), the previous owners of the Manuport Group. Euroports Holdings S.à.r.l owns 75% of Benelux Port Holdings S.A., whilst the Minority Investors own the remaining 25%. Benelux Port Holdings S.A. was then used as the entity to purchase Manuport Group NV, Westerlund Group NV and CTB Magemon during 2008.

As part of the Shareholders’ Agreement, a put option and call option were entered into. The put option gives each of the Minority Investors the right, but not the obligation to sell all or part of its shares in Benelux Port Holdings S.A.

to Euroports Holdings S.à.r.l. The put option can be exercised between 18 months and ten years after the date of signing the Shareholders’ Agreement. The put option’s exercise price is calculated at the time the put is exercised, based on a put pro-rata equity value less the put pro-rata Non Share Equity Interest (NSEI) value.

The call option gives Euroports Holdings S.à.r.l. the right, but not the obligation to purchase all the Minority Investors shares at the time of the exercise of the right. The call option may be exercised after 18 months from the date the Shareholders’ Agreement was signed or if there is a change of control within the Minority Investors. The call option price shall be calculated as the higher of the market value before deduction of the call pro-rata NSEI value and the call pro-rata equity value of the shares owned by the Minority Investors less the call pro-rata NSEI value.

As described in Note 32, the Minority Investors exercised their put option and Euroports Holdings S.à.r.l. bought out the remaining interests in Benelux Port Holdings S.A. This only became effective once the exercise price was agreed and all required approvals were received.

Babcock & Brown Infrastructure has reviewed the agreements and has determined that the call option meets the definition of a derivative in accordance with AASB139. However, the fair value of this derivative is immaterial and no amount has been recognised in the Financial Statements.

SHRU

On 22 November 2007, Babcock & Brown Infrastructure, through its 100% owned subsidiary Euroports Holdings S.à.r.l. purchased 50% of Seehafen Rostock Umschlagsgesellschaft GmbH (SHRU). The vendor retained the remaining 50% of the company. On the same date, the two parties entered into a ‘Put and Call Option Agreement’.

The put options enables the vendor to require Euroports Holdings S.à.r.l. to purchase all of the put option shares on the terms stated in the agreement whilst the call options requires the vendor to allow Euroports Holdings S.à.r.l. to purchase all of the call option shares on the terms as stated in the agreement. This agreement related to three companies that were not part of the original share purchase agreement to be acquired at fair market value. Fair market value is defined as enterprise value of the option company less indebtedness for money borrowed by such option company.

The put and call options may only be exercised after the relevant option date (as set out in the agreement) and for a period of four years thereafter. If the put and call options are not exercised on or before the lapse date, then the option will lapse and become incapable of exercise.

Babcock & Brown Infrastructure has reviewed the agreements and has determined that the put and call options meet the definition of a derivative in accordance with AASB139. However, the fair value of this derivative is immaterial and no amount has been recognised in the Financial Statements.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;

•

the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis;

•

the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve derived from quoted interest rates for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. The fair value of forward exchange contracts is determined using quoted forward exchange market rates and yield curves derived from quoted interest rates matching maturities of the contract; and

•

the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss (if any), given the default.

Except as detailed in the following tables, the Directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements of the Group approximates their fair values. There are no exceptions for the Company (2008: nil).

	Consolidated 2009		Consolidated 2008
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000
FINANCIAL ASSETS
Favourable call option	—	—	—	—
FINANCIAL LIABILITIES
Powerco guaranteed bonds(1)	—	—	142,755	123,311
BBINNZ SPARCS	93,938	53,986	113,684	99,820
BBINNZ secured bonds	119,368	51,149	118,963	71,299
DBCT fixed rate guaranteed notes	150,000	131,438	150,000	125,265
PD Ports securitised loan notes	519,963	239,113	531,661	490,435
WA Network Holdings fixed rate notes	196,720	197,260	194,061	185,788
WA Network Holdings subordinated debt	79,824	57,624	79,824	74,443
BBI Exchangeable Preference Shares	677,431	80,202	677,431	537,273

(1)

On 26 February 2009, Babcock & Brown Infrastructure sold 58% of its Powerco New Zealand operations. Babcock & Brown Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment and therefore no longer consolidates its share of Powerco’s borrowings. Refer Note 37 for further information.

43.	ADDITIONAL COMPANY INFORMATION

Babcock & Brown Infrastructure is a listed Stapled Security. The Company and the Trust were incorporated and formed respectively and are operating in Australia, New Zealand, United States of America and Europe.

Registered office	Principal place of business
Level 21 The Chifley Tower 2 Chifley Square Sydney New South Wales 2000 Telephone: (02) 9229 1800	Level 21 The Chifley Tower 2 Chifley Square Sydney New South Wales 2000 Telephone: (02) 9229 1800

The entity’s principal activities are the acquisition, management and operation of essential infrastructure services in two distinct asset classes: Energy Transmission & Distribution and Transport Infrastructure with geographic coverage on a global basis within OECD countries.